National Instrument 43-101 Technical Report:

Updated Mineral Resource and Reserve Estimates for the

Bolañitos Project, Guanajuato State, Mexico

Report Date: March 3, 2016
Effective Date: December 31, 2015

Prepared for:

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

Prepared by:

Hard Rock Consulting, LLC
7114 W. Jefferson Avenue Suite 308
Lakewood, CO 80235
HRC Project Number: 15-CSM-1001

Endorsed by QP(s):
Zachary J. Black, (HRC), SME-RM (No. 4156858RM)
J. J. Brown, P.G. (HRC), SME-RM (No. 4168244RM)
Jeff Choquette, P.E. (HRC), State of Montana (No. 12265)

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Endeavour Silver Corp. (“EDR”) by Hardrock Consulting, LLC (“HRC”). The quality of information, conclusions, and estimates contained herein is consistent with the scope of HRC’s services based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by EDR subject to the terms and conditions of its contract with HRC, which permits EDR to file this report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Zachary J. Black, SME-RM, do hereby certify that:

1.	I am currently employed as Principal Resource Geologist by:

Hard Rock Consulting, LLC
7114 W. Jefferson Ave., Ste. 308
Lakewood, Colorado 80235 U.S.A.

2.	I am a graduate of the University of Nevada, Reno with a Bachelor of Science in Geological Engineering, and have practiced my profession continuously since 2005.

3.	I am a registered member of the Society of Mining and Metallurgy and Exploration (No. 4156858RM)

4.

I have worked as a Geological Engineer/Resource Geologist for a total of ten years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer with extensive experience in structurally controlled precious and base metal deposits.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I personally inspected the Bolañitos Project August 29th through August 31st, 2015.

7.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico,” dated March 3rd, 2016, with an effective date of December, 31 2015, with specific responsibility for Sections 1.4 and 9 through 12 and 14 of this report.

8.	I have had no prior involvement with the property that is the subject of this Technical Report.

9.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

10.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 3rd day of March, 2016.

“Signed” Zachary J. Black

Zachary J. Black, SME-RM
Printed name of Qualified Person

March 3, 2016	i

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Jennifer J. Brown, P.G., do hereby certify that:

1.	I am currently employed as Principal Geologist by:

Hard Rock Consulting, LLC
7114 W. Jefferson Ave., Ste. 308
Lakewood, Colorado 80235 U.S.A.

2.	I am a graduate of the University of Montana and received a Bachelor of Arts degree in Geology in 1996.

3.	I am a:

•	Licensed Professional Geologist in the State of Wyoming (PG-3719)

•	Registered Professional Geologist in the State of Idaho (PGL-1414)

•	Registered Member in good standing of the Society for Mining, Metallurgy, and Exploration, Inc. (4168244RM)

4.

I have worked as a geologist for a total of 19 years since graduation from the University of Montana, as an employee of various engineering and consulting firms and the U.S.D.A. Forest Service. I have more than 10 collective years of experience directly related to mining and or economic and saleable minerals exploration and resource development, including geotechnical exploration, geologic analysis and interpretation, resource evaluation, and technical reporting.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico,” dated March 3rd, 2016, with an effective date of December, 31 2015, with specific responsibility for Sections 2 through 8 of this report.

7.	I have had no prior involvement with the property that is the subject of this Technical Report.

8.

As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 3rd day of March, 2016.

“Signed” Jennifer J. (J.J.) Brown

Jennifer J. (J.J.) Brown, SME-RM
Printed name of Qualified Person

March 3, 2016	ii

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Certificates of Author

CERTIFICATES OF QUALIFIED PERSONS

I, Jeffery W. Choquette, P.E., do hereby certify that:

1.	I am currently employed as Principal Engineer by:

Hard Rock Consulting, LLC
7114 W. Jefferson Ave., Ste. 308
Lakewood, Colorado 80235 U.S.A.

I am a graduate of Montana College of Mineral Science and Technology and received a Bachelor of Science degree in Mining Engineering in 1995.

2.	I am a:

•	Registered Professional Engineer in the State of Montana (No. 12265)

•	QP Member in Mining and Ore Reserves in good standing of the Mining and Metallurgical Society of America (No. 01425QP)

3.	I have nineteen years of domestic and international experience in project development, resource and reserve modeling, mine operations, mine engineering, project evaluation, and financial analysis. I have worked for mining and exploration companies for fifteen years and as a consulting engineer for three and a half years. I have been involved in industrial minerals, base metals and precious metal mining projects in the United States, Canada, Mexico and South America.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I personally inspected the Bolañitos Project August 29th through August 31st, 2015.

6.	I am responsible for the preparation of the report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico,” dated March 3rd, 2016, with an effective date of December, 31 2015, with specific responsibility for Sections 1.5, 13, and 15 through 27 of this report.

7.	I have had no prior involvement with the property that is the subject of this Technical Report.

8.	As of the date of this certificate and as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 3rd day of March, 2016.

“Signed” Jeffery W. Choquette

Jeffery W. Choquette, P.E.
Printed name of Qualified Person

March 3, 2016	iii

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

TABLE OF CONTENTS

1.	EXECUTIVE SUMMARY			1

	1.1	INTRODUCTION		1
	1.2	PROPERTY DESCRIPTION AND OWNERSHIP		1
	1.3	GEOLOGY AND MINERALIZATION		1
	1.4	STATUS OF EXPLORATION		2
	1.5	MINERAL RESOURCE ESTIMATE		3
	1.6	MINERAL RESERVE ESTIMATE		4
	1.7	CONCLUSIONS AND RECOMMENDATIONS		5

2.	INTRODUCTION			8

	2.1	ISSUER AND TERMS OF REFERENCE		8
	2.2	SOURCES OF INFORMATION		8
	2.3	QUALIFIED PERSONS AND PERSONAL INSPECTION		9
	2.4	UNITS OF MEASURE		10

3.	RELIANCE ON OTHER EXPERTS			11

4.	PROPERTY DESCRIPTION AND LOCATION			12

	4.1	PROJECT LOCATION		12
	4.2	MINERAL TENURE, AGREEMENTS AND ENCUMBRANCES		13
	4.3	PERMITS AND ENVIRONMENTAL LIABILITIES		15

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			17

	5.1	ACCESS AND CLIMATE		17
	5.2	LOCAL RESOURCES AND INFRASTRUCTURE		17
	5.3	BOLAÑITOS MINE PHYSIOGRAPHY SURFACE RIGHTS		17
	5.4			18

6.	HISTORY			19

	6.1	HISTORICAL EXPLORATION		19
	6.2	HISTORICAL PRODUCTION		19
	6.3	HISTORIC MINERAL RESOURCE AND RESERVE ESTIMATES		19

7.	GEOLOGICAL SETTING AND MINERALIZATION			20

	7.1	REGIONAL GEOLOGY		20
		7.1.1	Stratigraphy	22
		7.1.2	Esperanza Formation	23
		7.1.3	La Luz Formation	23
		7.1.4	Guanajuato Formation (Eocene to Oligocene)	24
		7.1.5	Loseros Formation (Cenozoic)	24
		7.1.6	Bufa Formation (Cenozoic)	24
		7.1.7	Calderones Formation (Cenozoic)	24
		7.1.8	Cedros Andesite (Cenozoic)	24
		7.1.9	Chichíndaro Formation (Cenozoic)	25
		7.1.10	Comanja Granite (Cenozoic)	25

March 3, 2016	iv

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

		7.1.11	El Capulin Formation	25
	7.2	STRUCTURE		25
	7.3	LOCAL GEOLOGY		26
		7.3.1	Alteration	28
	7.4	MINERALIZATION		29

8.	DEPOSIT TYPES			31

9.	EXPLORATION			33

	9.1	EDR EXPLORATION PRIOR TO 2015		33
	9.2	2015 EXPLORATION ACTIVITIES		33
	9.3	EDR SAMPLING METHOD AND APPROACH		34
		9.3.1	Surface Channel Samples	34
		9.3.2	Rock Chip Samples	35
		9.3.3	Soil Chip Samples	35
	9.4	EDR EXPLORATION RESULTS		35

10.	DRILLING			42

	10.1	SURFACE DRILLING PROCEDURES		42
	10.2	EDR CORE LOGGING PROCEDURES		43
	10.3	EDR DRILLING PROGRAMS AND RESULTS		43
		10.3.1	2015 Drilling Summary	43
		10.3.2	2105 Surface Drilling	43
		10.3.3	Bolañitos System Surface Diamond Drilling Program	44
		10.3.4	Bolañitos South Surface Diamond Drilling Program	53
		10.3.5	Siglo XX Surface Diamond Drilling Program	59
	10.4	2015 UNDERGROUND DRILLING PROGRAM AND RESULTS		63
		10.4.1	La Joya System Underground Diamond Drilling Program	63
		10.4.2	Daniela Footwall and Gabriela Underground Diamond Drilling Program	67

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY			71

	11.1	METHODS		71
		11.1.1	Production Chip Channel Samples	71
		11.1.2	Exploration Sampling	71
	11.2	SAMPLE PREPARATION AND ANALYSIS		72
		11.2.1	Exploration Drilling 11.2.1	72
	11.3	SAMPLE QUALITY CONTROL AND QUALITY ASSURANCE		73
		11.3.1	Production Sampling	73
		11.3.2	Production Samples	73
		11.3.3	Exploration Samples	77
	11.4	ADEQUACY OF DATA		84
		11.4.1	Adequacy of Mine Sampling Procedures	84

12.	DATA VERIFICATION			85

	12.1	DATABASE AUDIT		85
		12.1.1	Mechanical Audit	86
	12.2	CERTIFICATES		87

March 3, 2016	v

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

	12.3	ADEQUACY OF DATA		87

13.	MINERAL PROCESSING AND METALLURGICAL TESTING			88

	13.1	MINERALOGICAL ANALYSIS		88
	13.2	GRAVITY CONCENTRATION		88
	13.3	13.3 CONCENTRATE SALE VS. CYANIDE LEACHING		88
	13.4	COMMENTS ON SECTION 13		88

14.	MINERAL RESOURCE ESTIMATES			89

	14.1	DENSITY		89
	14.2	METHODOLOGY		89
	14.3	VERTICAL LONGITUDINAL PROJECTION		90
		14.3.1	Composite Calculations	92
		14.3.2	Area and Volume Calculations	92
		14.3.3	VLP Mineral Resource Classification	93
	14.4	3D BLOCK MODEL METHOD		93
		14.4.1	Geologic Model	93
		14.4.2	Block Model	96
		14.4.3	Compositing	99
		14.4.4	Capping	99
		14.4.5	Variography	101
		14.4.6	Estimation Parameters	104
		14.4.7	Model Validation	104
		14.4.8	Mineral Resource Classification	111
	14.5	BOLAÑITOS MINERAL RESOURCE STATEMENT		111
		14.5.1	VLP Mineral Resource Estimate	112
		14.5.2	3D Block Model Mineral Resource Estimate	114
		14.5.3	Bolañitos Mineral Resource Statement	116

15.	MINERAL RESERVE ESTIMATES			118

	15.1	CALCULATION PARAMETERS		118
		15.1.1	Dilution	118
		15.1.2	Cutoff Grade	119
		15.1.3	Reconciliation of Mineral Reserves to Production	119
	15.2	RESERVE CLASSIFICATION		120
	15.3	MINERAL RESERVES		123
		15.3.1	Factors that may affect the Mineral Reserve Estimate	124

16.	MINING METHODS			125

	16.1	MINING OPERATIONS		125
	16.2	GROUND CONDITIONS		125
	16.3	MINING METHOD		125
	16.4	MINE EQUIPMENT		126
	16.5	MINE PRODUCTION		127

17.	RECOVERY METHODS			129

	17.1	PRODUCTION		129

March 3, 2016	vi

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

	17.2	BOLAÑITOS PLANT	129

18.	PROJECT INFRASTRUCTURE		133

	18.1	MINE PUMPING	133
	18.2	MINE VENTILATION	133
	18.3	MINE ELECTRICAL	133

19.	MARKET STUDIES AND CONTRACTS		135

	19.1	CONTRACTS	136

20.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT		137

	20.1	ENVIRONMENTAL SUSTAINABILITY	137
	20.2	CLOSURE PLAN	137
	20.3	PERMITTING	138
	20.4	CONSIDERATIONS OF SOCIAL AND COMMUNITY IMPACTS	138

21.	CAPITAL AND OPERATING COSTS		141

	21.1	CAPITAL COSTS	141
	21.2	OPERATING COSTS	141

22.	ECONOMIC ANALYSIS		142

23.	ADJACENT PROPERTIES		143

24.	OTHER RELEVANT DATA AND INFORMATION		144

25.	INTERPRETATION AND CONCLUSIONS		145

	25.1	DECEMBER 31, 2015 MINERAL RESOURCE ESTIMATE	145
	25.2	DECEMBER 31, 2015 MINERAL RESERVE ESTIMATE	146
	25.3	CONCLUSIONS	146

26.	RECOMMENDATIONS		148

	26.1	EXPLORATION PROGRAM	148
	26.2	SURFACE EXPLORATION PROGRAM	148
	26.3	UNDERGROUND EXPLORATION PROGRAM	148
	26.4	GEOLOGY, BLOCK MODELING, MINERAL RESOURCES AND RESERVES	148

27.	REFERENCES		150

LIST OF FIGURES

FIGURE 4-1 BOLAÑITOS PROJECT LOCATION	12

FIGURE 4-2 BOLAÑITOS MINE CLAIM MAP	13

FIGURE 7-1 REGIONAL GEOLOGY OF THE BOLAÑITOS PROJECT AREA (EDR, 2016; MODIFIED FROM CLARK, 2009)	21

FIGURE 7-2 STRATIGRAPHIC COLUMN, EASTERN GUANAJUATO MINING DISTRICT	23

FIGURE 7-3 SCHEMATIC CROSS SECTION SHOWING ALL KNOWN VEINS IN THE LA LUZ SUB-DISTRICT	27

March 3, 2016	vii

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

FIGURE 7-4 SURFACE MAP INDICATING THE LOCATION OF THE VEINS AND MINERAL CONCESSION BOUNDARIES FOR THE BOLAÑITOS – GOLONDRINAS (EL PUERTECITO AREA) MINES IN THE LA LUZ DISTRICT, GUANAJUATO	28

FIGURE 7-5 LUCERO VEIN IN THE BOLAÑITOS MINE	29

FIGURE 8-1 ALTERATION AND MINERAL DISTRIBUTIONS WITHIN A LOW SULPHIDATION EPITHERMAL VEIN SYSTEM .	32

FIGURE 9-1 SURFACE MAP SHOWING EXPLORATION TARGETS	34

FIGURE 10-1 SURFACE MAP SHOWING COMPLETED DRILL HOLES IN THE BOLAÑITOS NORTH AREA.	46

FIGURE 10-2 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON SAN IGNACIO VEIN	50

FIGURE 10-3 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON SAN MIGUEL VEIN	51

FIGURE 10-4 LONGITUDINAL SECTION (LOOKING EAST) SHOWING INTERSECTION POINTS ON BOLAÑITOS VEIN	52

FIGURE 10-5 SURFACE MAP SHOWING COMPLETED DRILL HOLES IN THE BOLAÑITOS SOUTH AREA.	54

FIGURE 10-6 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON REYES VEIN	57

FIGURE 10-7 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON LA CUESTA NORTH VEIN	58

FIGURE 10-8 SURFACE MAP SHOWING COMPLETED DRILL HOLES IN THE SIGLO XX AREA	60

FIGURE 10-9 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON SIGLO XX VEIN	62

FIGURE 10-10 MAP SHOWING COMPLETED DRILL HOLES IN THE LA JOYA AREA.	64

FIGURE 10-11 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON LA JOYA VEIN	66

FIGURE 10-12 MAP SHOWING COMPLETED DRILL HOLES IN THE DANIELA FW & GABRIELA AREA.	68

FIGURE 10-13 LONGITUDINAL SECTION (LOOKING NE) SHOWING INTERSECTION POINTS ON GABRIELA VEIN	70

FIGURE 11-1 SILVER PULP DUPLICATES	74

FIGURE 11-2 GOLD PULP DUPLICATES	74

FIGURE 11-3 SILVER REJECT DUPLICATES	75

FIGURE 11-4 GOLD REJECT DUPLICATES	75

FIGURE 11-5 SILVER FIELD DUPLICATES	76

FIGURE 11-6 GOLD FIELD DUPLICATES	76

FIGURE 11-7 FLOW SHEET FOR CORE SAMPLING, SAMPLE PREPARATION AND ANALYSIS	78

FIGURE 11-8 CONTROL CHART FOR GOLD ASSAY FROM THE BLANK SAMPLES INSERTED INTO THE SAMPLE STREAM	79

FIGURE 11-9 CONTROL CHART FOR SILVER ASSAY FROM THE BLANK SAMPLES INSERTED INTO THE SAMPLE STREAM	79

FIGURE 11-10 SCATTER PLOT FOR DUPLICATE SAMPLES FOR GOLD	80

FIGURE 11-11 SCATTER PLOT FOR DUPLICATE SAMPLES FOR SILVER	80

FIGURE 11-12 CONTROL CHART FOR GOLD ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-31	82

FIGURE 11-13 CONTROL CHART FOR SILVER ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-31	82

FIGURE 11-14 CONTROL CHART FOR GOLD ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-39	82

FIGURE 11-15 CONTROL CHART FOR SILVER ASSAYS FROM THE STANDARD REFERENCE SAMPLE EDR-39	83

FIGURE 11-16 SCATTER PLOT OF CHECK ASSAYS FOR GOLD	83

FIGURE 11-17 SCATTER PLOT OF CHECK ASSAYS FOR SILVER	84

FIGURE 14-1 VLP SHOWING THE BELEN VEIN WITH INDICATED (BLUE), INFERRED (PURPLE), AND LOW GRADE RESOURCE BLOCKS (BLACK)	91

FIGURE 14-2 CROSS SECTION DIAGRAM OF VLP METHOD	92

FIGURE 14-3 CROSS SECTION (5 METER THICK) OF KARINA VEIN SHOWING DRILLHOLE AND CHANNEL SAMPLES, AND SELECTED COMPOSITES	93

March 3, 2016	viii

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

FIGURE 14-4 LEVEL PLAN SECTION (5-METER-THICK) OF KARINA VEIN SHOWING SAMPLES AND SELECTED COMPOSITES	94

FIGURE 14-5 PLAN VIEW OF MAIN BOLAÑITOS AREA	94

FIGURE 14-6 DOWN DIP VIEW OF MAIN BOLAÑITOS AREA	95

FIGURE 14-7 PLAN VIEW OF LA LUZ SUR AREA	95

FIGURE 14-8 LONG SECTION VIEW OF LA LUZ SUR AREA	96

FIGURE 14-9 LONG SECTION OF KARINA VEIN BLOCK MODEL WITH MINEABLE VOLUMES CODED RED	98

FIGURE 14-10 LONG SECTION VIEW OF DANIELA SUR VEIN BLOCK MODEL SHOWING THE ESTIMATED SILVER GRADES AND COMPOSITES	109

FIGURE 14-11 LONG SECTION VIEW OF DANIELA SUR VEIN BLOCK MODEL SHOWING THE ESTIMATED GOLD GRADES AND COMPOSITES	110

FIGURE 15-1 LA LUZ AND PLATEROS VEIN RESOURCE AND RESERVE SECTION	122

FIGURE 17-1 GENERAL VIEW OF THE BOLAÑITOS PROCESSING PLANT	129

FIGURE 17-2 PROCESS FLOW SHEET OF THE BOLAÑITOS PLANT	130

FIGURE 17-3 VIEW OF THE PRIMARY CRUSHER CIRCUIT (LEFT); CRUSHED ORE BINS (RIGHT)	130

FIGURE 17-4 VIBRATION SCREEN, SINGLE 6’X16’DECK (LEFT); FINE CRUSHING CIRCUIT (RIGHT)	131

FIGURE 17-5 ORIGINAL BALL MILL #1, SIZE 9’6”X14’ (LEFT), BALL MILL #2, SIZE 11’X18’7”, 1000 HP MOTOR, AND FINE ORE BIN ON THE BACK, BOTH INSTALLED IN 2011 (RIGHT)	131

FIGURE 17-6 1ST CLEANER CELLS (LEFT); FLOCCULENT MIXING SYSTEM (RIGHT)	132

FIGURE 17-7 FILTER PRESS (LEFT); CONCENTRATE STORAGE AND SHIPMENT LOADING AREA (RIGHT)	132

LIST OF TABLES

TABLE 1-1 MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE DECEMBER 31ST, 2015	4

TABLE 1-2 MINERAL RESERVE ESTIMATE	5

TABLE 4-1 SUMMARY OF THE MINERAL CONCESSIONS OWNED BY ENDEAVOUR SILVER	14

TABLE 4-2 SUMMARY OF THE ENDEAVOUR SILVER’S ROYALTIES	14

TABLE 4-3 SUMMARY OF ENDEAVOUR SILVER’S SURFACE ACCESS RIGHTS	15

TABLE 9-1 SIGNIFICANT INTERCEPTS FROM EDR'S 2015 EXPLORATION PROGRAM	36

TABLE 10-1 BOLAÑITOS PROJECT SURFACE & UNDERGROUND EXPLORATION DRILLING ACTIVITIES IN 2015	43

TABLE 10-2 2015 SUMMARY OF SAN IGNACIO SURFACE DIAMOND DRILLING PROGRAM	44

TABLE 10-3 2015 SUMMARY OF SAN MIGUEL SURFACE DIAMOND DRILLING PROGRAM	44

TABLE 10-4 2015 SUMMARY OF BOLAÑITOS NORTH SURFACE DIAMOND DRILLING PROGRAM	45

TABLE 10-5 SURFACE DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE SAN IGNACIO AREA	47

TABLE 10-6 SURFACE DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE SAN MIGUEL AREA.	48

TABLE 10-7 SURFACE DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE BOLAÑITOS AREA.	49

TABLE 10-8 2015 SUMMARY OF REYES SURFACE DIAMOND DRILLING PROGRAM	53

TABLE 10-9 2015 SUMMARY OF LA CUESTA NORTH SURFACE DIAMOND DRILLING PROGRAM	53

TABLE 10-10 SURFACE DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE REYES AREA	55

March 3, 2016	ix

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

TABLE 10-11 SURFACE DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE LA CUESTA NORTH AREA	56

TABLE 10-12 2015 SUMMARY OF SIGLO XX SURFACE DIAMOND DRILLING PROGRAM	59

TABLE 10-13 SURFACE DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE SIGLO XX AREA.	61

TABLE 10-14 2015 SUMMARY OF LA JOYA UNDERGROUND DIAMOND DRILLING PROGRAM	63

TABLE 10-15 UNDERGROUND DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE LA JOYA AREA	65

TABLE 10-16 2015 SUMMARY OF DANIELA FOOTWALL UNDERGROUND DIAMOND DRILLING PROGRAM	67

TABLE 10-17 2015 SUMMARY OF GABRIELA UNDERGROUND DIAMOND DRILLING PROGRAM	67

TABLE 10-18 UNDERGROUND DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE DANIELA FW AREA.	69

TABLE 10-19 UNDERGROUND DRILL HOLE ASSAY SUMMARY FOR INTERCEPTS IN THE GABRIELA AREA.	69

TABLE 11-1 SUMMARY OF ANALYSIS PROCEDURES	72

TABLE 11-2 SUMMARY OF SAMPLE TYPE AND NUMBER USED DURING THE 2015 SURFACE EXPLORATION PROGRAM	77

TABLE 11-3 REFERENCE STANDARDS USED FOR ENDEAVOUR SILVER’S DRILLING PROGRAMS	81

TABLE 11-4 BASIS FOR INTERPRETING STANDARD SAMPLE ASSAYS	81

TABLE 12-1 DATABASE IMPORT SUMMARY	86

TABLE 14-1 SUMMARY OF VEINS INCLUDED IN THE MINERAL RESOURCE ESTIMATE	90

TABLE 14-2 BOLAÑITOS BLOCK MODEL PARAMETERS	97

TABLE 14-3 VEIN MODEL SAMPLE STATISTICS	98

TABLE 14-4 COMPOSITE TRUE THICKNESS STATISTICS BY VEIN	99

TABLE 14-5- CAPPING LIMITS FOR SILVER AND GOLD BY VEIN	100

TABLE 14-6 CAPPED SILVER SUMMARY STATISTICS WITHIN VEINS	100

TABLE 14-7 CAPPED GOLD SUMMARY STATISTICS WITHIN VEINS	101

TABLE 14-8 SUMMARY OF SILVER VARIOGRAM PARAMETERS	102

TABLE 14-9 SUMMARY OF GOLD VARIOGRAM PARAMETERS	103

TABLE 14-10 ESTIMATION PARAMETERS	104

TABLE 14-11 SILVER MODEL DESCRIPTIVE STATISTICAL COMPARISON	105

TABLE 14-12 GOLD MODEL DESCRIPTIVE STATISTICAL COMPARISON	107

TABLE 14-13 CUTOFF GRADE ASSUMPTIONS FOR BOLAÑITOS MINE	112

TABLE 14-14 POLYGONAL RESOURCE AT THE BOLAÑITOS, EFFECTIVE DATE OF DECEMBER 31, 2015	113

TABLE 14-15 3D BLOCK MODEL RESOURCE AT THE BOLAÑITOS MINE, EFFECTIVE DATE OF DECEMBER 31, 2015	115

TABLE 14-16 MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE DECEMBER 31ST, 2015	117

TABLE 15-1 MINERAL RESERVE BREAKEVEN CUTOFF FOR THE BOLAÑITOS PROPERTY	119

TABLE 15-2 2015 MINE TO PLANT RECONCILIATION	120

TABLE 15-3 PROVEN AND PROBABLE MINERAL RESERVES, EFFECTIVE DATE DECEMBER 31, 2015	123

TABLE 16-1 BOLAÑITOS OWNED MINE EQUIPMENT	126

TABLE 16-2 CONTRACTOR MINE EQUIPMENT	127

TABLE 16-3 SUMMARY OF 2015 BOLAÑITOS PRODUCTION	127

TABLE 16-4 SUMMARY OF 2015 BUDGET VERSUS ACTUAL PRODUCTION	128

TABLE 18-1 SUMMARY OF THE ELECTRIC INSTALLATIONS AT THE BOLAÑITOS PROJECT	134

TABLE 19-1 AVERAGE ANNUAL HIGH AND LOW LONDON PM FIX FOR GOLD AND SILVER FROM 2000 TO 2015 (PRICES EXPRESSED IN US$/OZ)	135

March 3, 2016	x

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Table of Contents

TABLE 19-2 CONTRACTS HELD BY THE BOLAÑITOS PROJECT	136

TABLE 20-1 CLOSURE BUDGET	137

TABLE 20-2 SUMMARY OF ENVIRONMENTAL AND MINING PERMITS FOR THE BOLAÑITOS PROJECT	138

TABLE 20-3 NEIGHBORING COMMUNITY POPULATION	139

TABLE 21-1 BUDGET 2015 AND ACTUAL 2015 CAPITAL COSTS FOR THE BOLAÑITOS PROJECT	141

TABLE 21-2 OPERATING COSTS FOR THE BOLAÑITOS MINES PROJECT	141

TABLE 25-1 MINERAL RESOURCE ESTIMATE, EFFECTIVE DATE DECEMBER 31, 2015	145

TABLE 25-2 MINERAL RESERVE ESTIMATE, EFFECTIVE DATE DECEMBER 31, 2015	146

TABLE 26-1 BOLAÑITOS 2016 PRIORITY EXPLORATION TARGETS	148

APPENDICES

Appendix A – Bolañitos 2015 Exploration Results

March 3, 2016	xi

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	List of Acronyms

LIST OF ACRONYMS

AA	Atomic Absorption
HDPE	High Density Polyethylene
AES	Atomic Emission Spectrometry
HRC	Hardrock Consulting
EDR	Endeavour Silver Corp.
NYSE	New York Stock Exchange
FSE	Frankfurt Stock Exchange
TSX	Toronto Stock Exchange
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
QA/QC	Quality Assurance/Quality Control
CMC	Compañia Minera del Cubo S.A. de C.V.
SRM	Standard Reference Material
CL	Control Limit
LL	Lower Control Limit
UL	Upper Control Limit
ID	Inverse Distance
OK	Ordinary Kriging
NN	Nearest Neighbor
CV	Coefficient Variation
MSO	Mineable Shape Optimizer
CEMEFI	Mexican Center for Philanthropy
ESR	Socially Responsible Company
HP	Horsepower

March 3, 2016	xii

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

1.	EXECUTIVE SUMMARY

1.1	Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the Bolañitos Project (the “Project”) located in Guanajuato State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2015.

1.2	Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is located in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

1.3	Geology and Mineralization

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

March 3, 2016	1

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

1.4	Status of Exploration

In 2015, EDR spent US $1,453,473 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project. Geological mapping, sampling, and interpretation of the target areas at Bolañitos included:

•	Bolañitos North (Bolañitos, San Ignacio, San Miguel & Realejo Veins);

•	Bolañitos South (San Antonio);

•	Ana Rosa and Belen (Erika, Ana, Edith and Perla).

These activities were mainly conducted to complete the delineation of the Bolañitos North structures, and to investigate possible targets of interest in the South West part of Belen and in the Ana Rosa claim (located at SW of la Luz town).

Exploration activities were designed to generate drill targets and to further refine areas of interest by discriminating between mineralized and barren ground. Geochemical sampling has been successful identifying vein systems anomalous in gold and silver, as well as identifying other modes of mineralization (Rio Dike). Detailed geologic mapping is problematic in the Bolañitos Project area due to rugged terrain, dense vegetation, and the homogeneity of the country rock, making it difficult to distinguish between units.

March 3, 2016	2

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

1.5	Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drillhole data constrained by geologic vein boundaries under the direct supervision of HRC. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to audit the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce a geologic model. The metals of interest at Bolañitos are gold and silver.

The Bolañitos mineral resource is comprised of 21 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (9 veins) or as 3-dimensional (“3D”) block model (12 veins). The 3D models have been split into 2 areas based on the vein location within the deposit.

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

HRC validated the vein models provided by EDR using Leapfrog. Ten veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to insure sample selections for compositing were contained within the modeled veins. HRC confirmed the areas reported in EDR resource sheets loading AutoCAD® long VLP’s provided by EDR into ArcGIS® software, and tracing the perimeter of the resource blocks and measuring the area with the built in measuring tool. The dip of the vein and true thickness are known variables.

The mineral resource estimate for the Bolañitos Project as of December 31st, 2015, is summarized in Table 1-1. The mineral resources are exclusive of the mineral reserves.

March 3, 2016	3

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

Table 1-1 Mineral Resource Estimate, Effective Date December 31st, 2015

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	101,200	289	140	457,317	2.13	6,920
Indicated	940,700	290	154	4,648,332	1.94	58,742
Measured + Indicated	1,042,00	289	152	5,105,649	1.96	65,662
Inferred	1,291,800	342	171	7,105,584	2.45	101,807
Total	2,333,800	319	163	12,211,233	2.23	167,469

1.	Measured, Indicated and Inferred resource cut-off grades were 175 g/t silver equivalent at Bolañitos.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 75.9% silver and 84.7% gold.
4.	Silver equivalents are based on a 70:1 silver:gold ratio
5.	Price assumptions are $17.60 per ounce for silver and $1,260 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

1.6	Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP Member, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of December 31st, 2015. Stope designs for reporting the reserves were created utilizing the updated resources and cutoff’s established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

HRC utilized Datamine’s MSO (Mineable shape optimizer) program to generate the stopes for the reserve mine plan. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Bolañitos property is 192 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as previously stated, and utilizing Datamine’s MSO program to generate stope designs for the

March 3, 2016	4

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

reserve mine plan. The Bolañitos Project mineral reserves are derived and classified according to the following criteria:

•	Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

•	Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

The Proven and Probable mineral reserves for the Bolañitos Project as of December 31, 2015 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2 Mineral Reserve Estimate

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	205.6	304.1	125.2	827.3	2.60	17.18	16.1%
Probable	172.6	279.0	101.3	562.0	2.73	15.15	33.4%
Total Proven and Probable Reserves	378.1	292.6	114.3	1,389.3	2.66	32.34	24.0%

1.	Reserve cut-off grades are based on a 192 g/t silver equivalent.
2.	Metallurgical Recoveries were 75.9% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 24.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 70:1 silver:gold ratio.
7.	Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.7	Conclusions and Recommendations

The QP considers the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These mineral resources and reserves form the basis for EDR’s ongoing mining operations at the Bolañitos Mines Project.

March 3, 2016	5

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2016, EDR will conduct a surface drilling program at the Bolañitos South area in order to identify potential mineralization in the Gina, Maru and La Cuesta veins. Regional exploration in 2016 will be focused on the Tlachiquera claim (recently staked), located in the northwestern portion of the district. The 2016 surface exploration program is planned to include 1,000 m of core, focused on the veins located at the Bolañitos South area. Budgeted cost of the program is US $ 215,000.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation

March 3, 2016	6

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Executive Summary

solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

March 3, 2016	7

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Introduction

2.	INTRODUCTION

2.1	Issuer and Terms of Reference

Endeavour Silver Corp. (“EDR”) is a Canadian based mining and exploration company actively engaged in the exploration, development, and production of mineral properties in Mexico. EDR is headquartered in Vancouver, British Columbia with management offices in Leon, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company has three currently active mining properties in Mexico, the Guanaceví property in northwest Durango State, and the Bolañitos and the El Cubo properties, both located in Guanajuato State. EDR has retained HRC to complete an independent technical audit and to update the mineral resource and reserve estimates for the Bolañitos Project (the “Project”) located near the city of Guanajuato. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”).

This report was prepared in accordance with the requirements and guidelines set forth in NI 43-101 Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of January 31, 2016.

2.2	Sources of Information

A portion of the background information and technical data for this study was obtained from the following previously filed NI 43-101 Technical Reports:

Munroe, M.J. (2015). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico, effective date October 31, 2014.

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico, effective date December 31, 2013.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2013), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI

March 3, 2016	8

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Introduction

43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Beare, M., and Sostre, M., (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico: unpublished NI 43-101 technical report prepared by SRK Consulting for Endeavour Silver, effective date December 31, 2007.

Additional information was requested from and provided by EDR. With respect to Sections 6 through 13 of this report, the authors have relied in part on historical information including exploration reports, technical papers, sample descriptions, assay results, computer data, maps and drill logs generated by previous operators and associated third party consultants. The authors cannot guarantee the quality, completeness, or accuracy of historical information, nor its preparation in accordance with NI 43-101 standards. Historical documents and data sources used during the preparation of this report are cited in the text, as appropriate, and are summarized in report Section 27.

2.3	Qualified Persons and Personal Inspection

This report is endorsed by the following Qualified Persons, as defined by NI 43-101: Mr. Zachary Black, Ms. J.J. Brown, P.G., and Mr. Jeff Choquette, P.E., all of HRC.

Mr. Black, SME-RM, has 10 years of experience working on structurally controlled gold and silver resources in the Sierra Madre Occidental of Mexico and the southern United States. Mr. Black completed the mineral resource estimate for the Milford Mineral Belt Project and is specifically responsible for Sections 1.4, 9 through 12 and 14 of this report.

Ms. Brown, P.G., SME-RM, has 17 years of professional experience as a consulting geologist and has contributed to numerous mineral resource projects, including more than twenty gold, silver, and polymetallic resources throughout the southwestern United States and South America over the past five years. Ms. Brown is specifically responsible for report Sections 2 through 8.

Mr. Choquette, P.E., is a professional mining engineer with more than 18 years of domestic and international experience in mine operations, mine engineering, project evaluation and financial analysis. Mr. Choquette has been involved in industrial minerals, base metals and precious metal mining projects around the world, and is responsible for the current report Sections 1.5, 13, and 15 through 27.

As Qualified Persons and representatives of HRC, Mr. Black and Mr. Choquette conducted an on-site inspection of the Bolañitos property between August 29th and August 31st 2015. While on site, HRC reviewed

March 3, 2016	9

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Introduction

EDR’s current operating procedures and associated drilling, logging, sampling, quality assurance and quality control (QA/QC), grade control, and mine planning (short, medium, and long term) procedures. HRC also inspected the laboratories at the Bolañitos mine properties, as well the plant and the underground operations.

HRC met with the geology department to review the geologic understanding, sampling methods and types, modeling (resources, reserves, and grade control), prior to inspecting the procedures in the mine and office for collecting and handling the data. Once the geology department processes were understood, HRC discussed with the mine planning and survey department the process for short, medium, and long term mine planning. Reconciliation was discussed with both departments and the plant supervisors. The laboratories were toured and the procedures were reviewed with the laboratory managers.

2.4	Units of Measure

Unless otherwise stated, all measurements reported here are in metric units, and currencies are expressed in constant 2015 U.S. dollars.

March 3, 2016	10

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Reliance on Other Experts

3.	RELIANCE ON OTHER EXPERTS

HRC has fully relied upon and disclaims responsibility for information provided by EDR regarding property ownership and mineral tenure for the Bolañitos Project. HRC has not reviewed the permitting requirements nor independently verified the permit status or environmental liabilities associated with the Project, and also disclaims responsibility for that information, which is presented here in report Sections 4 and 20, and which is presented as provided by EDR.

March 3, 2016	11

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

4.	PROPERTY DESCRIPTION AND LOCATION

4.1	Project Location

The Bolañitos Project is located in the state of Guanajuato, Mexico, as shown in Figure 4-1. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato (Figure 4-1). The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada. The ore sourced during 2015 from the operating Bolañitos mines was trucked to the Bolañitos plant for campaign processing.

Figure 4-1 Bolañitos Project Location

EDR acquired the Bolañitos mine Project in 2007 from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

March 3, 2016	12

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

4.2	Mineral Tenure, Agreements and Encumbrances

The Bolañitos Project consists of 25 mining concessions totaling 2,533 hectares (ha), including four operating silver (gold) mines (Bolañitos, Lucero, Asuncion and Cebada), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant. A map of the mineral concessions belonging to the Bolañitos Project is presented in Figure 4-2, and mineral concession details are summarized in Table 4-1.

Figure 4-2 Bolañitos Mine Claim Map

March 3, 2016	13

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

Table 4-1 Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2016 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
La Cebada	171340	20/09/1982	19/09/2032	353.0373	50,601	50,601
El Puertecito	171537	20/10/1982	19/10/2032	441.9481	63,344	63,344
Bolañitos	171538	20/10/1982	19/10/2032	305.4762	43,784	43,784
La Paz	172120	26/09/1983	25/09/2033	413.0599	59,204	59,204
Unif. Golondrinas	188680	29/11/1990	28/11/1940	361.6543	51,836	51,836
Marion	189037	05/12/1990	04/12/1940	1.0498	150	150
Virginia	189038	05/12/1990	04/12/1940	7.1339	1,023	1,023
Ampl. a La Trinidad	190961	29/04/1991	28/04/1941	4.6061	660	660
Susy	191487	19/12/1991	18/12/2041	35.4282	5,078	5,078
Chuyita	191489	19/12/1991	18/12/2041	43.3159	6,208	6,208
Ana Rosa	191492	19/12/1991	18/12/2041	96.7364	13,865	13,865
La Trinidad	195076	25/08/1992	24/08/2042	4.4800	642	642
El Dolar	212398	04/10/2000	03/10/2050	3.1979	458	458
Lucero	238265	23/08/2011	02/08/2061	49.5060	1,002	1,002
Lucero 2	238024	12/07/2011	11/07/2061	8.0000	162	162
La Cebada 2, Fracc. 1	238982	15/11/2011	14/11/2061	95.3713	1,931	1,931
La Cebada 2, Fracc.2	238983	15/11/2011	14/11/2061	2.3183	47	47
La Cebada 1, Fracc. 2	241519	19/12/2012	18/12/2062	30.8472	625	625
La Cebada 1, Fracc. 1	241367	22/11/2012	21/11/1962	23.7041	480	480
La Cebada 1, Fracc. 3	241368	22/11/2012	21/11/1962	2.0579	42	42
La Cebada 1, Fracc. 5	241369	22/11/2012	21/11/1962	6.2726	127	127
Belén II	218896	23/01/2003	22/01/2053	92.6934	13,286	13,286
Ampliacion de Belén	194930	30/07/1992	09/07/2042	99.1049	14,205	14,205
Tajo de Adjuntas	231210	25/01/2008	24/01/2058	15.0000	1222	1222
Juanita	217034	14/06/2002	13/06/2052	36.5196	5234	5234
TOTAL				2532.5193	335,217	335,217

EDR has previously met all obligations of established agreements required to obtain the 100% control of all 25 concessions. Two areas retain a percentage in royalties for exploitation, and these are summarized in Table 4-2.

Table 4-2 Summary of the Endeavour Silver’s Royalties

Area	Agreement	NSR	Concession Name	Title Number	Hectares
Belen	Sociedad Cooperativa de Producción Minera Metalurgica	2%	Belen II	218896	92.6934
			Ampliación de Belen	194930	99.1049
Tajo de	Gilberto Rodriguez Martinez	2%	Tajo de Adjuntas	231210	15.0000
Adjuntas	Hector Ezquivel Esparza	2%	Juanita	217034	36.5196

March 3, 2016	14

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

The annual 2016 concession tax for the Guanajuato properties is estimated to be approximately 670,433 Mexican pesos (pesos), which is equal to about US $37,246 at an exchange rate of 18.00 pesos to US $1.00.

In addition to the mineral rights, EDR has agreements with various private ranch owners that provide access for exploration and exploitation purposes. Table 4-3 summarizes the surface access rights as of December 31, 2015.

Table 4-3 Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Validity	Term
Catalina Gonzalez Ramirez	La Luz	5 Years	15/07/2011 - 2016
J. Enrique Lara Ramirez	La Luz	5 Years	23/07/2001 - 2016
Heriberto Morales Hurtado (Juana Hurtado Nuñez)	La Luz	5 Years	26/07/2011 - 2016
Juan Cortes Esparza (Hilaria Ortega)	La Luz	5 Years	27/07/2011 - 2016
Miguel Rizo Cortes	La Luz	5 Years	15/07/2011 - 2016
Octaviano Ramirez Ramirez	La Luz	5 Years	26/07-2011 - 2016
Pablo Lara Ramirez	La Luz	5 Years	25/07/2011 - 2016
Raymundo Rizo Sandoval	La Luz	5 Years	19/07/2011 - 2016
Rosalio Rizo	La Luz	5 Years	26/07/2011 - 2016
Rosalio Serratos Calvillo	La Luz	5 Years	26/07/2011 - 2016
Sidronio Rios Gonzalez	La Luz	5 Years	20/07/2011 - 2016
Tiburcio Villegas Ramirez	La Luz	5 Years	27/07/2011 - 2016
Ramon Carlos Saucedo Leon	La Joya Sur - Santa Gertrudis	5 Years	29/08/2012 - 2017
Hilario Ortega Gonzalez	La Joya Sur - Santa Gertrudis	5 Years	29/08/2012 - 2017
Addendum Hilario Ortega Gonzalez	La Joya Sur - Santa Gertrudis	5 Years	12/08/2015 - 2020
J. Ascención y Pedro Saucedo Cardoso	La Joya Sur - Santa Gertrudis	5 Years	25/06/2013 - 2018
Addendum J. Ascención y Pedro Saucedo Cardoso	La Joya Sur - Santa Gertrudis	5 Years	25/06/2015 - 2020
Pablo e Isidro Vallejo Olmos	La Joya Sur - Santa Gertrudis	5 Years	07/05/2013 - 2018
Pablo Vallejo Olmos (Gemma Esmeralda Vallejo Sandoval)	La Joya Sur - Santa Gertrudis	10 Years	01/02/2008 - 2018
Addendum Sucesión Nicolas Mosqueda (Eduarda Saucedo e Hijos)	San Cayetano - Siglo XX	3 Years	12/08/2015 - 2018
Martha Irma, Reyes Felipe, Eulalia Soledad Herrera Gonzalez	San Cayetano - Siglo XX	3 Years	10/08/2015 - 2018
Fracc. V Ex Hacienda de Sta. Teresa Co-propietario Fam. Paramo	San Cayetano - Siglo XX	5 Years	09/12/2013 - 2018
Fracc. VI Ex Hacienda Sta. Teresa Lic. Gloria Paramo Chavez	San Cayetano - Siglo XX	5 Years	22/12/2013 - 2018
Eliseo Morales Morales	Cebada - Bolañitos	10 Years	24/09/2010 - 2020
Florentino Ortega Camarillo	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Benjamin Tapia Cruces	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Alfredo Ortega Gonzalez	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Cont. Y Addendum Ma. Concepción Ortega Camarillo (apoderado J. Isabel Camarillo Ortega)	Cebada - Bolañitos	10 Years	30/05/2013 - 2023
Rebeca Moreno Gaytan (Fracción I)	La Cuesta	5 Years	16/10/2015 - 2020
Rebeca Moreno Gaytan (Fracción II)	La Cuesta Fracc. II	5 Years	16/10/2015 - 2020
Aquileo Ramires Gonzales	San Antonio de los Tiros	3 Years	17/12/2015 - 2018

4.3	Permits and Environmental Liabilities

EDR holds all necessary environmental and mine permits to conduct planned exploration, development, and mining operations at the Bolañitos Project, and is in full compliance with applicable environmental and

March 3, 2016	15

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Property Description and Location

safety regulatory standards. HRC knows of no existing or potential future significant factors or risks that might affect access, title, or the right or ability to perform work on the property.

March 3, 2016	16

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Accessibility, Climate, Local Resources, Infrastructure & Physiography

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access and Climate

Primary access to the Bolañitos Project is provided by a newly constructed (2013) paved road from the city of Guanajuato. The Leon/Guanajuato international airport provides international access to the area with daily service from Los Angeles, Dallas/Fort Worth, Houston and Mexico City.

The regional climate is temperate, with cool winters and mild summers. Rainfall occurs primarily during the summer season, from June to September, and typical annual precipitation is about 50 cm per year. From mid-December through January, nighttime temperatures fall to 7° to 10 °C, and daytime high temperatures in low 20 °C range are typical. Snowfall is rare but has been known to occur at the higher elevations throughout the region. Weather conditions rarely, if ever, restrict mining activity at Bolañitos, and operations can be carried out year-round.

5.2	Local Resources and Infrastructure

The capital city of Guanajuato has a population of approximately 160,000 and hosts several universities and post-secondary schools, including a mining college. Tourism is a principal industry in the area, and numerous hotels and restaurants are available as a result. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Most of the work force resides in local communities or in the city of Guanajuato. Supplies required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

At each of the mine site on the Bolañitos Project, the water required for operations is supplied from dewatering of the mines. The tailings facility at the Bolañitos mine is set up to recycle as much water as possible back into the processing plant.

Power supply to the Bolañitos Project is provided by the national grid CFE (Comisión Federal de Electricidad), and telephone communications are integrated into the national land-based telephone system which provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Bolañitos mine, though the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

Additional details regarding infrastructure specific to the Bolañitos Project are provided in Section 18 of this report.

5.3	Bolañitos Mine Physiography

The state of Guanajuato is situated along the southern edge of the Central Mexican Plateau and comprises portions of the Trans-Mexican Volcanic Belt, the Mexican Plateau, and the Sierra Madre Oriental. The Bolañitos Project is located in the west central portion of the state, among a series of low mountains which

March 3, 2016	17

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Accessibility, Climate, Local Resources, Infrastructure & Physiography

are part of the Sierra Madre Occidental. Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steeper hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees except in the valleys and where reforestation has taken place.

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of man-made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

5.4	Surface Rights

EDR has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the Bolañitos Project for all anticipated future surface infrastructure. Details regarding surface rights for mining operations, availability of power sources, potential tailings storage areas, potential waste disposal areas, and potential processing plant sites, are discussed in the relevant sections of this report on mining methods, recovery methods and project infrastructure.

March 3, 2016	18

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	History

6.	HISTORY

The following paragraphs provide an abbreviated timeline of the history of Bolañitos Project:

•	1968 - Fresnillo Company acquired claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

•	1973 - The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

•	1976 – Production began at the Cebada mine; between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

•	2003 - Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

•

2007 - EDR acquired the Bolañitos Project, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines), from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time. Minas de la Luz was kept on as the operator of the mines until June, 2007, when EDR assumed control.

6.1	Historical Exploration

Records from the mining operations provide surveyed information of the historical workings and channel sample data from stopes, raises and drifts excavated on the mineralized zones. Limited drilling on the properties has been conducted during the past 20 years, and none during the 10 years before EDR took control. Several well mineralized and high-grade drill holes completed by Peñoles have not yet been followed-up, and these contribute to the remaining exploration potential for the property, which includes untested areas both along the strike of the veins and at depth below the old workings.

6.2	Historical Production

In 2006, previous operator Minas de la Luz reported production of 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines, with the Bolañitos plant operating at about 43% of its capacity.

6.3	Historic Mineral Resource and Reserve Estimates

Bolañitos Mineral resource and reserve estimates which were produced prior to EDR’s involvement with the Bolañitos Project are not discussed in this report as they are historical in nature, were not completed according to modern reporting standards, and are not considered reliable or relevant to the present day Project.

March 3, 2016	19

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

7.	GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the Bolañitos Project is largely excerpted and modified from the technical reports prepared by Micon (2009, 2010, 2011 and 2012). HRC has reviewed the geologic data and information available, and finds the descriptions and interpretations provided in these documents acceptable for use in this report.

7.1	Regional Geology

The mining district of Guanajuato is situated along the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. Rocks within the belt comprise flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanic activity that produced the bulk of the upper volcanic group ended by the late Oligocene, though there was some eruptive activity as recently as 23 Ma (early Miocene). The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs on the order of 1 km thick. Later Basin and Range extensional tectonism related to the opening of the Gulf of California resulted in block faulting, uplift, erosion and the present day geomorphology of the belt. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults. A regional geologic map of the Bolañitos Project area is presented as Figure 7-1.

March 3, 2016	20

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

Figure 7-1 Regional Geology of the Bolañitos Project Area (EDR, 2016; Modified from Clark, 2009)

March 3, 2016	21

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

The Guanajuato district is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks. There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The vein systems from west to east are known as the La Luz, Veta Madre and La Sierra systems. These systems are generally silver-rich with silver to gold ratios from 72:1 to 214:1. They are known along strike for 10 to 25 km.

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

7.1.1	Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of marine sedimentary rocks, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Guanajuato Formation conglomerates, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographic zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Figure 7-2 does not depict the Peregrina intrusive, which is a floored body (laccolith) at the contact of the Bufa Formation rhyolite and the Guanajuato Formation conglomerate. The uppermost portion of the Peregrina intrusive extends into the Chichíndaro Formation rhyolite. The thickness of each unit presented graphically in the stratigraphic section represents the maximum thickness of that unit in the vicinity of the Bolañitos mine.

March 3, 2016	22

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

Figure 7-2 Stratigraphic Column, Eastern Guanajuato Mining District

7.1.2	Esperanza Formation

The Esperanza Formation is composed of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic-to-basaltic lava flows, all weakly metamorphosed to phyllites, slates, and marble. The thickness of the formation exceeds 600m.

7.1.3	La Luz Formation

The La Luz Formation overlies the Esperanza Formation and consists mainly of interbedded clastic sedimentary rocks and massive and pillow tholeiitic basalts dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulfide occurrences have been reported. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite, which form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

March 3, 2016	23

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

7.1.4	Guanajuato Formation (Eocene to Oligocene)

The red conglomerate characteristic of the Guanajuato Formation lies in unconformable contact with the Esperanza Formation and less frequently with the La Luz Formation andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units, all cemented by a clay matrix, with some interlayers of sandstone. Beds of volcanic arenites and andesitic lavas occur at the base of the conglomerate. The Guanajuato conglomerate is estimated to be between 1,500 and 2,000 m thick. Contemporaneous vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998) indicate that the unit is mid-Eocene to early Oligocene in age.

7.1.5	Loseros Formation (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within, and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.6	Bufa Formation (Cenozoic)

The Bufa Formation rhyolite is a felsic ignimbrite that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At Bolañitos, the Bufa rhyolite has three mappable units: a lower breccia overlain by dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The cliff-forming Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.7	Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks, including low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreatomagmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue color to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa Formation at Bolañitos with a contact marked by a megabreccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz and Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at Bolañitos, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

7.1.8	Cedros Andesite (Cenozoic)

Overlying the Calderones Formation is the Cedros Formation andesite, a 100 to 640-m thick unit, which consists of grey to black andesitic lava flows with interlayered red beds and andesitic to dacitic tuffs.

The Cedros Formation is entirely post-caldera and is widespread.

March 3, 2016	24

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

7.1.9	Chichíndaro Formation (Cenozoic)

The Chichíndaro Formation rhyolite is a sequence of domes and lava flows interbedded with poorly sorted volcanic breccias and tuffs. Fluidal porphyritic textures are characteristic in the domes and flows.

This lithologic unit is closely related to the hypabyssal Peregrina intrusion, and it ranges in thickness from 100 to 250 m. In places, the rhyolite domes contain disseminated tin and vapor-phase cavity-filling topaz distributed along the flow foliation.

The Chichíndaro rhyolite is the youngest volcanic unit in the Guanajuato mining district. Three K-Ar ages obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) date the unit at 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.10	Comanja Granite (Cenozoic)

The Comanja granite is a unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. It is Eocene in age and has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). These dates establish the youngest relative age for the Bufa formation, the youngest unit cut by the granite.

7.1.11	El Capulin Formation

The unconsolidated El Capulin Formation consists of tuffaceous sandstone and conglomerate overlain by vesicular basalt, all of Quaternary age.

7.2	Structure

The following paragraphs are modified from the summary of the structural setting of the Guanajuato mining district presented by Starling (2008), which focused on the Veta Madre but likely applies to the La Luz system that composes the Bolañitos mine.

Pre-mineralization deformation during the Laramide orogeny (~80-40 Ma) resulted in west-northwest trending pre-mineral folds and thrusts in the Esperanza Formation as observed in the Cebada mine on the Veta Madre. Early post-Laramide extension (~30 Ma) was oriented north-south to north-northeast, and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone in conjunction with early stage intermediate-sulfidation style mineralization. Subsequent (~28 Ma) regional extension to the east-northeast-west-northwest resulted in basin and range-type deformation and block faulting, and is associated with a second phase of mineralization in the Guanajuato district.

Along the Veta Madre vein system, ore shoots were controlled during early-stage mineralization by counter-clockwise jogs along the main structure and at intersections with west-northwest and northeast fault zones. These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

March 3, 2016	25

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

During the second phase of mineralization, listric block faulting and tilting affected parts of the Veta Madre veins and new systems such as La Luz developed. The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

Randall et al (1994) first proposed a caldera structure as a conceptual geologic model for the Guanajuato mining district, citing the presence of a mega-breccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, mega-breccia and topographic rim, all provide supporting evidence for this hypothesis.

Following caldera formation, normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Veta Madre, and Sierra systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long. The other systems are subparallel to it. Mineralization occurs within these systems principally on normal faults oriented parallel to the main trend.

7.3	Local Geology

Of the geological formations associated with the Guanajuato district only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation (Figure 7-3).

March 3, 2016	26

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

Figure 7-3 Schematic Cross Section showing all known veins in the La Luz Sub-District

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system.

Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

There are 21 veins within the Bolañitos mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2300 m down to an elevation of 1900 m (Figure 7-3).

March 3, 2016	27

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

Figure 7-4 Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos –
Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato

7.3.1	Alteration

The hydrothermal alteration of the wall rock is prevalent in the Guanajuato District, and is an excellent guideline in the mining prospection of Bolañitos. Alteration within the district is closely related to fractures, veins and brecciated zones. Alteration halos surrounding these zones range from a few centimeters to meters and can be divided into 4 alteration types: 1) propyllitic, 2) argillic, 3) phyllic, and 4) silicification.

Wall rock alteration at Bolañitos in general is not significantly altered at the depths of mineralization; however, breccia zones within and near the primary structures do have the typical characteristics of low sulphidation epithermal vein type alteration. Alteration encountered within the structures forms halos of

March 3, 2016	28

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

phyllic (sericite) and silicification alteration. Argillic and propyllitic alteration have been identified above the mineralized level of 2300 m.

Propyllitic alteration is the most widely distributed type and the strongest near fractures, especially in the intersections of veins. The propyllitic alteration consists of epidote, chlorite, clays and calcite. Phyllic (sericite) alteration is not as pervasive as the propyllitic alteration, and is generally encounter within or in immediate contact with the vein. The typical mineral assemblage of this type of alteration consists of pyrite, illite and sericite with occasional kaolinite and montmorillonite. Argillic alteration consists of kaolinite, montmorillonite, and halloysite. Silicification is restricted to vein and breccia zones, and typically extends only a few centimeters into the wall rock.

7.4	Mineralization

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting (Figure 7-5).

Figure 7-5 Lucero Vein in the Bolañitos Mine

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

March 3, 2016	29

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Geological Setting and Mineralization

Primary economic mineralization at Bolañitos is gold and silver. Bolañitos is postulated to be a low sulphidation system with pyrite but no arsenopyrite.

The silver-rich veins of Bolañitos contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is assumed to be supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth.

March 3, 2016	30

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Deposit Types

8.	DEPOSIT TYPES

The following description of the mineral deposit type associated with the Bolañitos mine property is excerpted from the technical report prepared by Cameron (2012). HRC has reviewed the geologic data and information available, and finds the descriptions and interpretations provided herein reasonably accurate and suitable for use in this report.

The Guanajuato silver-gold district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Epithermal systems form near the surface, usually in association with hot springs, and to depths on the order of a few hundred meters. Hydrothermal processes are driven by remnant heat from volcanic activity. Circulating thermal waters rising up through fissures eventually reach a level where the hydrostatic pressure is low enough to allow boiling to occur. This can limit the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow range of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, imparting cyclical vertical movement of the boiling zone and resulting in mineralization that spans a much broader range of elevation.

As the mineralizing process is driven by filling of void spaces and fissures, mineralization geometry is affected by the permeability and orientation of the host structures. Mineralization tends to favor dilatant zones in areas where fractures branch or change orientation, which may be driven, in turn, by wall rock competency and/or relative hardness of individual strata.

Low-sulfidation epithermal veins in Mexico typically have a well-defined, sub-horizontal ore horizon about 300 m to 500 m in vertical extent, where high grade ore shoots have been deposited by boiling hydrothermal fluids. The minimum and maximum elevations of the mineralized horizons at the Bolañitos mine have not yet been established precisely, but historic and current production spans an elevation range from 1900 to 2300 m.

Low-sulfidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted either by the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel along discrete fractures creating vein deposits, or it can travel through permeable lithology such as poorly welded ignimbrite flows, where it may deposit its load of precious metals in a disseminated fashion. In general, disseminated mineralization is found some distance from the heat source. Figure 8-1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

March 3, 2016	31

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Deposit Types

Epithermal Veins - (Deep Heat Source)
QUARTZ TEXTURES
Chalcedony Superzone
Carbonate Zone
Bladed Zone
Massive Chalcedony Zone
Crustiform - Colloform Superzone
Upper Zone
Chalcedony > Cystalline
Lower Zone
Cystalline > Chalcedony
Cystalline Superzone
Comb. Quartz Coarse Sulfides Calcite
Increasing Complexity of Mineralized Structures
Hypogene oxides
Lattice Texture
Breccia Environment-May contain fragments from "Bonanza" Zone
Metals Precipitating from Boiling Fluid
Local to Widespread Breccias
Metres below Paleosurface
0
100
200
300
400
500
600
700
800
900
Chloride
Spring
Sinter
Sinter Mound
Steam
Paleosurface
Silicification "Silica Cap"
Illite -Kaol- Qtz
Stockwork Ores
Andesite
Precious Metal Horizon
Propylitic Alteration
" Bonanza" deposits 200 to 800 m below paleosurface
Boiling Point
Bubble Point (1 st Boil)
Base Metal Horizon Pb, Zn, Cu, Ag ± Au
GEOCHEMISTRY
Hg
Sb
As
Au
Ag
Cu
Pb
Zn
0 50 100 200 Meters

Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

March 3, 2016	32

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

9.	EXPLORATION

9.1	EDR Exploration Prior to 2015

Exploration activities conducted by EDR in recent years prior to 2015 are summarized in the following paragraphs, and are discussed in greater detail in the technical reports prepared by Munroe (2014, 2015).

During 2013, EDR completed 6,728 m of drilling in 47 underground diamond drill holes at the Bolañitos Project. A total of 2,638 samples were collected and submitted for assays. EDR completed 15,337 m of drilling in 51 surface diamond drill holes at the Bolañitos Project. A total of 4,379 samples were collected and submitted for assays. EDR also conducted geological mapping, trenching, soil geochemical and sampling programs in La Luz (San Antonio de los Tiros, La Paz and Plateros), Belen (Ericka and Ana) and Bolañitos South (San Cayetano and Emma) areas. A total of 1,233 samples were collected and submitted for assays.

In 2014, EDR did not conduct any underground exploration drilling at the Bolañitos Project, but completed 28,167 m of drilling in 87 surface diamond drill holes. A total of 7,949 samples were collected and submitted for assays. EDR also conducted geological mapping and sampling programs in Bolañitos South (San Antonio, Lourdes, Margaritas, La Cuesta, and Laura). A total of 685 samples were collected and submitted for assays.

9.2	2015 Exploration Activities

In 2015, EDR spent US $1,453,473 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project. Geological mapping, sampling, and interpretation of the target areas at Bolañitos included:

•	Bolañitos North (Bolañitos, San Ignacio, San Miguel & Realejo Veins);

•	Bolañitos South (San Antonio);

•	Ana Rosa and Belen (Erika, Ana, Edith and Perla).

Figure 9-1 shows the targets explored during 2015.

These activities were mainly conducted to complete the delineation of the Bolañitos North structures, and to investigate possible targets of interest in the South West part of Belen and in the Ana Rosa claim (located at SW of la Luz town).

March 3, 2016	33

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Figure 9-1 Surface Map Showing Exploration Targets

9.3	EDR Sampling Method and Approach

In order to establish exploration drill hole targets and support mineral resource estimates within the La Luz vein system, EDR has collected surface outcrop, underground channel, surface channel samples, and conducted numerous surface geologic mapping campaigns.

9.3.1	Surface Channel Samples

Chip channel samples are marked by a line at each end of the channel and are collected across zones of mineralization, alteration, and structure by taking continuous (approximately 10 cm width) chips from a

March 3, 2016	34

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

geologically defined traverse. The sample is chipped from the face with a mallet and chisel and captured by a large canvas. The canvas is cleaned after each sample has been taken and a lithologic description is recorded. The samples range from 1 to 2 meters long, depending on degree of mineralization and weigh approximately 3 to 6 kilograms. Their location is recorded by a hand-held GPS unit.

9.3.2	Rock Chip Samples

As with the channel samples, single point rock chip samples are collected from an area of 1 to 2 meters in diameter. Multiple chips are collected from different points in the sampling area with a resulting weight from 1 to 3 kilograms. The chips are bagged and the same protocol is applied as with the channel samples. The location is recorded with a hand held GPS unit.

9.3.3	Soil Chip Samples

The soil sample method is primarily utilized in areas with a higher degree of weathering. Where appropriate, soil samples were taken from just below the organic horizon in pits dug by hand with shovels; in other areas, soil samples constituted fine-grained material collected from weathered slopes. Soil samples constituted approximately 400 g to 600 g of material with as much organic matter removed as possible by screening or hand-picking. Soil sampling typically occurred on lines or grids with one sample taken every 50 m to 100 m. The grids or lines are oriented perpendicular to the structure being tested. Samples and sample location were described by the geologist / sampling technician and location recorded by handheld GPS.

9.4	EDR Exploration Results

Exploration activities were designed to generate drill targets and to further refine areas of interest by discriminating between mineralized and barren ground. Geochemical sampling has been successful identifying vein systems anomalous in gold and silver, as well as identifying other modes of mineralization (Rio Dike). Detailed geologic mapping is problematic in the Bolañitos Project area due to rugged terrain, dense vegetation, and the homogeneity of the country rock, making it difficult to distinguish between units. Table 9-1 summarizes the significant results from the 2015 exploration sampling. For the purpose of this Technical Report a significant intercept is defined as a result with a silver equivalent (70:1) exceeding 30 g/t; however, EDR considers all results to be relevant and exhaustive list of the results is presented in Appendix A.

March 3, 2016	35

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Table 9-1 Significant Intercepts from EDR's 2015 Exploration Program

Area	Sample ID	Width (m)	Structure	Au (g/t)*	Ag (g/t)*	Ageq (g/t)**	Cu (%)	Pb (%)	Zn (%)
Bolañitos North	BOL-1188	0.35	BV en cata al sur de Socv. Burgos	0.17	19	30.9	0.0005	<0.0002	0.0005
Bolañitos North	BOL-1182	0.3	Vn a=90cm N5ºW/45ºSW desprendimiento al bajo	0.18	23	35.6	0.005	0.0002	0.0029
Bolañitos North	BOL-1186	0.45		0.24	24	40.8	0.006	0.0003	0.005
Bolañitos North	BOL-1183	0.3	Vn desprend. al bajo	0.26	23	41.2	0.0089	0.0002	0.0054
Bolañitos North	BOL-1046	0.25	Vn al bajo de BV	0.48	9	42.6	0.0035	<0.0002	0.0059
Bolañitos North	BOL-1191	0.5		0.2	36	50	0.0012	<0.0002	0.0015
Bolañitos North	BOL-1174	0.3	BV en cata al sur de Socv. Burgos a=2.25m N25ºW/73ºNE	0.58	17	57.6	0.002	<0.0002	0.0017
Bolañitos North	BOL-1047	0.35	Vn al bajo de BV	0.12	65	73.4	0.002	<0.0002	0.0024
Bolañitos North	BOL-1200	3*2	Socavón sin nombre limite N de Lote Bolañitos	1.06	8	82.2	0.0031	0.0002	0.0029
Bolañitos North	BOL-1173	0.2		1.13	14	93.1	0.0034	0.0002	0.0039
Bolañitos North	BOL-1193	0.3		0.2	81	95	0.0008	0.0002	0.0012
Bolañitos North	BOL-1192	0.2	Vl a=20cm N20ºE/86ºSE	0.35	170	194.5	0.0008	0.0003	0.0011
Bolañitos North	BOL-1180	1*1	Flotados en cata aterrada	1.27	146	234.9	0.0002	<0.0002	0.001
Bolañitos North	BOL-1195	0.2	BV en vereda fuera de lote	0.5	226	261	0.0006	0.0002	0.0006
Bolañitos North	BOL-1171	0.3	Vn a=70cm N20ºW/80ºNE desprendimiento de BV	0.61	247	289.7	0.0018	0.0002	0.0014
Bolañitos North	BOL-1194	0.2	BV a=40cm N10ºW/78ºNE en vereda fuera de lote	0.64	308	352.8	0.0016	0.0003	0.002
Bolañitos North	BOL-1161	2*2	Mtra afuera de Socv. Burgos	0.9	465	528	0.0005	<0.0002	0.0019
Bolañitos South	BOL-656	0.2	Vt	0.43	1	31.1	0.0019	0.0006	0.001
Bolañitos South	BOL-655	0.2	Vt	0.1	37	44	0.0024	0.0004	0.0019
Bolañitos South	BOL-652	0.25	Vl	0.43	123	153.1	0.0037	0.0006	0.0025
Bolañitos South	BOL-654	0	FLOTADOS	3.76	186	449.2	0.0014	0.0007	0.0016
Bolañitos/Mina Grande	BOL-1392	0.4	Vn	0.19	53	66.3	0.0003	0.0002	0.0002
Bolañitos/Mina Grande	BOL-1394	0.55	Vn	0.26	50	68.2	0.0002	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1388	0.4	Vn-BAND	0.23	65	81.1	0.0001	<0.0002	<0.0002
Bolañitos/Mina Grande	BOL-1378	0.5	Vn-Bx	0.36	72	97.2	0.0002	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1466	0.4	Vl	0.21	85	99.7	0.001	<0.0002	0.003
Bolañitos/Mina Grande	BOL-1379	0.65	Vn	0.21	103	117.7	0.0002	<0.0002	0.0002
Bolañitos/Mina Grande	BOL-1417	0.45	Vn-Bx	0.24	104	120.8	0.0012	<0.0002	0.0017
Bolañitos/Mina Grande	BOL-1383	0.35	Vn-BAND	0.39	102	129.3	0.0001	<0.0002	0.0003
Bolañitos/Mina Grande	BOL-1377	0.3	Bx	0.81	81	137.7	0.0007	0.0004	0.0017
Bolañitos/Mina Grande	BOL-1410	0.25	Vn-Bx	0.025	137	138.75	0.0018	0.0008	0.0025
Bolañitos/Mina Grande	BOL-1382	0.8	Vn-BAND-Bx	1.01	73	143.7	0.0005	<0.0002	0.0014
Bolañitos/Mina Grande	BOL-1393	0.3	Vn-BAND	0.14	178	187.8	0.0003	0.0002	0.0003

March 3, 2016	36

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Area	Sample ID	Width (m)	Structure	Au (g/t)*	Ag (g/t)*	Ageq (g/t)**	Cu (%)	Pb (%)	Zn (%)
Bolañitos/Mina Grande	BOL-1449	0.55	Vl	0.51	179	214.7	0.0012	<0.0002	0.0015
Bolañitos/Mina Grande	BOL-1375	0	MAT. REZAGA EN Vn	1.41	125	223.7	0.0002	<0.0002	0.0006
Bolañitos/Mina Grande	BOL-1434	0.55	Vn-Bx	0.3	248	269	0.0015	0.0004	0.0013
Bolañitos/Mina Grande	BOL-1475	0.55	Vn-Bx	0.32	247	269.4	0.001	<0.0002	0.0008
Bolañitos/Mina Grande	BOL-1451	0.35	Vn-Bx	2.84	78	276.8	0.0004	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1476	0.45	Vn-Bx	0.53	244	281.1	0.0007	<0.0002	0.0016
Bolañitos/Mina Grande	BOL-1483	0.6	Vl	3.35	153	387.5	0.0009	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1484	0.6	Vn-BAND	5	57	407	0.0004	<0.0002	0.0003
Bolañitos/Mina Grande	BOL-1408	0.35	Vn	0.26	452	470.2	0.0005	0.0002	0.0018
Bolañitos/Mina Grande	BOL-1480	0.35	Vn-Bx	4.37	177	482.9	0.0024	<0.0002	0.001
Bolañitos/Mina Grande	BOL-1387	0.3	Vn-Bx	2.2	832	986	0.0005	0.0006	0.0016
Dam Tunnel	BOL-1106	0.25	Vl a=20cm N26E/44SE	0.25	30	47.5	0.0005	<0.0002	0.0017
Dam Tunnel	BOL-1098	0.25	Vl a=8-20cm N36E/72SE	0.17	85	96.9	0.0033	<0.0002	0.0027
Edith	BOL-1216	0.5	Bx	0.45	27	58.5	0.001	<0.0002	0.0036
Edith	BOL-1217	0.2	Vn	0.6	39	81	0.0004	<0.0002	0.002
Edith	BOL-1218	0.45	Vn	0.63	47	91.1	0.0005	<0.0002	0.0011
Edith	BOL-1220	0.45	Vn	1.2	201	285	0.0018	<0.0002	0.0031
Perla	BOL-1239	0.3	AND	0.26	13	31.2	0.0041	<0.0002	0.0058
Perla	BOL-1245	0.45	MATERIAL FALLA	0.25	19	36.5	0.0032	0.0002	0.0052
Perla	BOL-1235	0	FLOTADOS	0.31	17	38.7	0.0002	<0.0002	0.0006
Perla	BOL-1246	0.05	Vl	0.21	24	38.7	0.0007	<0.0002	0.0007
Perla	BOL-1251-A	0.1	Vt	0.21	31	45.7	0.002	<0.0002	0.0049
Perla	BOL-1241	0	TERRERO	0.46	26	58.2	0.0004	<0.0002	0.0008
Perla	BOL-1231	0.08	SILICIF	1.13	5	84.1	0.0016	0.0003	0.0059
Perla	BOL-1232	0.15	Vt	1.03	48	120.1	0.0004	<0.0002	0.0007
Perla	BOL-1237	0.2	Vn-BAND	0.86	80	140.2	0.0014	<0.0002	0.0023
Perla	BOL-1234	0	FLOTADOS	1.6	42	154	0.0004	<0.0002	0.0015
Perla	BOL-1240	0.4	Vn-BAND-Bx	0.73	117	168.1	0.0014	0.0003	0.0019
Perla	BOL-1247	0.65	MATERIAL FALLA	0.67	138	184.9	0.0043	0.0003	0.0033
Perla	BOL-1244	0.15	Vt	2.07	141	285.9	0.0005	<0.0002	0.001
Perla	BOL-1238	0	TERRERO	5.53	136	523.1	0.0009	0.0002	0.0031
Perla	BOL-1230	0	TERRERO	3.56	294	543.2	0.0006	0.0002	0.0008
Perla	BOL-1242	0	TERRERO	8.57	312	911.9	0.0019	<0.0002	0.0016
Perla	BOL-1236	0.3	Vn-BAND	25.9	202	2015	0.0043	0.0002	0.0039
Raices-San Bernabé	BOL-904	0.4	Vn-BAND-Bx	0.26	20	38.2	0.0031	0.0003	0.0022

March 3, 2016	37

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Area	Sample ID	Width (m)	Structure	Au (g/t)*	Ag (g/t)*	Ageq (g/t)**	Cu (%)	Pb (%)	Zn (%)
Raices-San Bernabé	BOL-911	0.25	Vl	0.45	10	41.5	0.0035	<0.0002	0.0019
Raices-San Bernabé	BOL-704	0.25	Vl N23ºE/70ºNW a=0.09m	0.025	48	49.75	0.0015	0.0002	0.003
Raices-San Bernabé	BOL-702	0.2	Raíces Vn N4ºW/82ºSW a=0.20m	0.025	54	55.75	0.001	0.0002	0.0026
Raices-San Bernabé	BOL-800	0.9	AND	0.74	4	55.8	0.0009	0.0003	0.0049
Raices-San Bernabé	BOL-703	0.2		0.025	56	57.75	0.0019	0.0002	0.0065
Raices-San Bernabé	BOL-727	0.2	Vl a=0.03m N6ºE/58ºNW	0.93	2	67.1	0.0013	<0.0002	0.0012
Raices-San Bernabé	BOL-909	0.4	AND C/Vl	0.83	10	68.1	0.0071	<0.0002	0.0075
Raices-San Bernabé	BOL-738	0.3	Vn Soledad A=30cm	0.62	26	69.4	0.0018	<0.0002	0.0011
Raices-San Bernabé	BOL-913	0.4	Vn	0.93	35	100.1	0.0008	<0.0002	0.0014
Raices-San Bernabé	BOL-739	0.25	N15W/60SW	0.73	59	110.1	0.0105	0.0002	0.004
Raices-San Bernabé	BOL-735	0.2	Vl traza raíces vn a=0.15m N24ºE/71ºNW	1.45	24	125.5	0.0046	0.0003	0.0024
Raices-San Bernabé	BOL-901	0.6	AND	2.02	7	148.4	0.0011	0.0004	0.0079
Raices-San Bernabé	BOL-914	0	FLOTADOS	0.57	116	155.9	0.0012	<0.0002	0.0012
Raices-San Bernabé	BOL-798	0.4	Vn	1.17	80	161.9	0.0023	0.0003	0.0029
Raices-San Bernabé	BOL-908		TERRERO	2.93	10	215.1	0.0006	0.0002	0.0006
Raices-San Bernabé	BOL-715	0.3	Vl a=0.30m N15ºE/69ºNW	0.23	231	247.1	0.0029	0.0002	0.0038
Raices-San Bernabé	BOL-912	0.4	Vn	2.93	54	259.1	0.0024	0.0002	0.0019
Raices-San Bernabé	BOL-714	0.8		0.57	227	266.9	0.0046	<0.0002	0.0052
Raices-San Bernabé	BOL-622	0.2	Vl a=8cm	3.85	25	294.5	0.0093	0.0002	0.0048
Raices-San Bernabé	BOL-623	0.2	N26W/73SW	5.18	18	380.6	0.006	<0.0002	0.0037
Realejo	BOL-813	0.2	Vl a03-9cm N10ºW/71ºSW	0.13	21	30.1	0.0016	<0.0002	0.0022
Realejo	BOL-881	0.25	Vl a=70cm N30E/56SE	0.06	26	30.2	0.0002	<0.0002	0.0005
Realejo	BOL-963	0.5	Vl Bx a=10cm N17W/49NE	0.07	29	33.9	0.0033	<0.0002	0.003
Realejo	BOL-858	0.25	Vn a=20cm N58W/53NE	0.025	35	36.75	0.0013	<0.0002	0.0011
Realejo	BOL-877	0.15	Vl a=8cm N74W/55NE	0.11	32	39.7	0.0024	0.0003	0.0022
Realejo	BOL-975	0.2	Vl a=8-10cm N52W/44NE	0.14	34	43.8	0.0038	0.0002	0.0031
Realejo	BOL-970	0.2	Vl a=5-10cm N27W/63NE	0.2	34	48	0.0015	0.0002	0.0017
Realejo	BOL-997	0.3		0.1	54	61	0.0012	<0.0002	0.0007
Realejo	BOL-999	0.2		0.39	39	66.3	0.0008	<0.0002	0.0007
Realejo	BOL-863	0.2	Vl a=20cm N52W/49NE	0.14	57	66.8	0.0009	<0.0002	0.0011
Realejo	BOL-874	0.25	Vl a=20cm N14W/53NE	0.07	67	71.9	0.0004	<0.0002	0.0008
Realejo	BOL-960	0.2	Bx al bajo de Vl, a=2-5cm N10W/74NE	0.07	69	73.9	0.0029	0.0003	0.0036
Realejo	BOL-851	0.2	Vl a=2-5cm N16W/89NE	0.14	65	74.8	0.005	<0.0002	0.0013
Realejo	BOL-978	0.25	Vl a=4-8cm N75W/42NE	0.21	70	84.7	0.0019	<0.0002	0.0014
Realejo	BOL-952	0.2	Bx al bajo de Vl a=2-8cm N42W/79NE	0.17	73	84.9	0.0026	<0.0002	0.0033

March 3, 2016	38

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Area	Sample ID	Width (m)	Structure	Au (g/t)*	Ag (g/t)*	Ageq (g/t)**	Cu (%)	Pb (%)	Zn (%)
Realejo	BOL-894	0.2		0.18	77	89.6	0.0011	0.0002	0.0021
Realejo	BOL-807	0.2	Vl a=13cm N20ºW/68ºSW REALEJO VN En talud presa de jales	0.18	103	115.6	0.0011	<0.0002	0.0016
Realejo	BOL-885	0.2	Vl a=20cm N84W/60NE	0.19	129	142.3	0.0006	<0.0002	0.0012
Realejo	BOL-998	0.2		0.38	125	151.6	0.0007	<0.0002	0.0004
Realejo	BOL-985	0.2	Vl a=10-15cm N26W/50NE	0.14	143	152.8	0.0007	<0.0002	0.0008
Realejo	BOL-808	1		0.31	148	169.7	0.0015	<0.0002	0.0022
Realejo	BOL-996	0.2		0.88	209	270.6	0.0008	0.0002	0.0008
Realejo	BOL-995	0.2	Vn a=110cm N05E/80NW	4.12	209	497.4	0.0012	0.0002	0.001
Rio Dike	BOL-1331	1.7	AND	0.13	33	42.1	0.0007	0.0004	0.0042
Rio Dike	BOL-1352	1.5	DIQUE	0.27	24	42.9	0.0003	0.0005	0.0027
Rio Dike	BOL-1332	1	AND	0.1	46	53	0.0004	0.0003	0.006
Rio Dike	BOL-1325	0.75	DIQUE	0.025	79	80.75	0.0017	0.0004	0.0027
Rio Dike	BOL-1326	1.2	Vn	0.025	170	171.75	0.0017	0.0004	0.0037
Rio Dike	BOL-1330	0.8	AND	0.6	445	487	0.0006	0.0004	0.0022
San Ignacio	BOL-1201	0.4	Vn-Bx	0.23	60	76.1	0.0006	0.0005	0.0026
San Ignacio	BOL-602	0.35		0.11	71	78.7	0.0042	0.0003	0.0028
San Ignacio	BOL-795	0.35	Vn	0.36	55	80.2	0.0011	0.0002	0.0011
San Ignacio	BOL-780	0.35	AND	0.27	63	81.9	0.0019	0.0005	0.0047
San Ignacio	BOL-796	0.3	Vn	0.3	62	83	0.0017	0.0002	0.0013
San Ignacio	BOL-784	1.2	Vn	0.51	53	88.7	0.0005	0.0002	0.0005
San Ignacio	BOL-782	0.5	Vl	0.23	75	91.1	0.0078	0.0006	0.003
San Ignacio	BOL-670	0.3	Vn	0.18	90	102.6	0.001	0.0004	0.0013
San Ignacio	BOL-675	0.2	Vn	0.23	100	116.1	0.0017	0.0005	0.0016
San Ignacio	BOL-781	1.1	FLOTADOS	0.63	77	121.1	0.0006	0.0002	0.0009
San Ignacio	BOL-1207	0.2	Vn	0.3	113	134	0.0003	0.0002	0.0008
San Ignacio	BOL-682	0	FLOTADOS	0.025	138	139.75	0.0013	0.0002	0.0015
San Ignacio	BOL-608	0.2	Vn San Bernabe a=35cm	0.25	127	144.5	0.0038	0.0022	0.0022
San Ignacio	BOL-786	0.5	AND	0.37	141	166.9	0.0036	0.0004	0.0051
San Ignacio	BOL-785	0.9	Vn	1.79	42	167.3	0.0005	<0.0002	0.0008
San Ignacio	BOL-669	1.1	SILICIF	0.14	158	167.8	0.0008	0.0005	0.001
San Ignacio	BOL-671	0.25	Vn	0.53	138	175.1	0.0014	0.0005	0.0013
San Ignacio	BOL-674	0.5	Bx	0.26	201	219.2	0.0008	0.0006	0.001
San Ignacio	BOL-793	0.55	AND	1.25	152	239.5	0.0022	0.0004	0.0059
San Ignacio	BOL-603	0.2	Vn San Bernabe a=135cm	2.78	51	245.6	0.0012	<0.0002	0.0009
San Ignacio	BOL-605	0.4		3.2	39	263	0.0013	0.0002	0.0006

March 3, 2016	39

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Area	Sample ID	Width (m)	Structure	Au (g/t)*	Ag (g/t)*	Ageq (g/t)**	Cu (%)	Pb (%)	Zn (%)
San Ignacio	BOL-1205	0.3	Vn-Bx	1.72	165	285.4	0.0004	0.0003	0.001
San Ignacio	BOL-606	0.2		3.82	111	378.4	0.0008	<0.0002	0.0004
San Ignacio	BOL-1203	0.6	Vn-Bx	2.59	331	512.3	0.0003	0.0003	0.0005
San Ignacio	BOL-665	1.1	Vn	0.27	528	546.9	0.0044	0.0006	0.0029
San Ignacio	BOL-1206	0.25	Bx	1.54	1225	1332.8	0.0064	0.001	0.0048
San Miguel	BOL-769	0.3	Bx	0.25	39	56.5	0.004	0.0003	0.0034
San Miguel	BOL-767	0.2	AND	0.1	54	61	0.0052	0.0002	0.0055
San Miguel	BOL-942	0.2	Vt-Bx	0.46	36	68.2	0.0054	0.0002	0.0024
San Miguel	BOL-940	0.45	Vl	0.27	53	71.9	0.0057	<0.0002	0.0048
San Miguel	BOL-788	0.3	Vl-BAND	0.66	30	76.2	0.0038	0.0005	0.003
San Miguel	BOL-929	0.5	Vl	1.03	6	78.1	0.005	0.0005	0.004
San Miguel	BOL-936	0.4	Vn	0.74	28	79.8	0.0028	0.0002	0.0018
San Miguel	BOL-947	0.6	Vn-Bx	1.05	14	87.5	0.0017	0.0004	0.0014
San Miguel	BOL-772	0.35	Bx	0.92	24	88.4	0.0018	0.0003	0.0014
San Miguel	BOL-934	0.5	CABALLO AND	0.53	56	93.1	0.0014	0.0004	0.0019
San Miguel	BOL-695	0.7	Vn	1.18	14	96.6	0.0009	0.0002	0.0008
San Miguel	BOL-778	0.3	Vl	0.65	52	97.5	0.0072	0.0004	0.0047
San Miguel	BOL-775	1	Bx	1.08	22	97.6	0.0023	0.0003	0.0018
San Miguel	BOL-774	1.5	Bx	1.1	25	102	0.0028	0.0005	0.0022
San Miguel	BOL-776	1.1	Bx	0.83	46	104.1	0.0029	0.0007	0.0023
San Miguel	BOL-941	0.25	Vt	1.45	11	112.5	0.003	0.0003	0.0038
San Miguel	BOL-700	0.35	Bx	0.91	64	127.7	0.0057	0.0003	0.0046
San Miguel	BOL-773	0.35	Bx-Vl	1.62	33	146.4	0.0015	0.0003	0.0015
San Miguel	BOL-692	0.3	Vl	2.27	12	170.9	0.0019	0.001	0.003
San Miguel	BOL-697	0.3	Vn	2.32	10	172.4	0.0021	0.0002	0.0017
San Miguel	BOL-752	0.25	Vl	1.25	85	172.5	0.0067	0.0003	0.0037
San Miguel	BOL-938	0.4	Vl	0.9	110	173	0.0063	<0.0002	0.0031
San Miguel	BOL-933	0.6	Vl	2.48	8	181.6	0.0036	<0.0002	0.0046
San Miguel	BOL-696	0.35	Vl	2.41	16	184.7	0.0012	<0.0002	0.0007
San Miguel	BOL-768	0.2	Vt	0.47	161	193.9	0.0014	0.0003	0.0014
San Miguel	BOL-777	1.2	Vn	1.56	105	214.2	0.0035	0.0006	0.0024
San Miguel	BOL-943	0.4	Vn-Bx	2.71	57	246.7	0.0019	0.0004	0.0038
San Miguel	BOL-766	0.3	Vl	0.98	332	400.6	0.0014	0.0006	0.0026
San Miguel	BOL-694	0.4	Vn	8.95	117	743.5	0.0019	0.0005	0.0018
Soledad	BOL-627	0.3		0.13	31	40.1	0.0068	<0.0002	0.0059

March 3, 2016	40

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Exploration

Area	Sample ID	Width (m)	Structure	Au (g/t)*	Ag (g/t)*	Ageq (g/t)**	Cu (%)	Pb (%)	Zn (%)
Soledad	BOL-745	0.3	Vl a=0.01-0.04m NF/63ºNE	0.85	1	60.5	0.0023	0.0002	0.0057
Soledad	BOL-801	0.25	Vl a=0.06m N65ºW/55ºNE	1.58	6	116.6	0.0026	<0.0002	0.0022
Soledad	BOL-749	0.2	Vl a=0.02 a 0.04m N9ºW/75ºNE	1.66	6	122.2	0.003	0.0002	0.0045
Soledad	BOL-631	0.2	Vl alto de posible Soledad Vein a=20 N32E/44SW	1.61	38	150.7	0.0006	<0.0002	0.0004
Soledad	BOL-628	0.2	Posible Vn Soledad a=5-10cm N22W/82NE	0.63	254	298.1	0.0047	0.0005	0.0055
South-Central Realejo	BOL-1020	0.3	Vl a=30cm N42ºE/78ºSE	0.62	6	49.4	0.0008	<0.0002	0.0011
South-Central Realejo	BOL-639	0.2	RODADOS	0.13	53	62.1	0.0008	<0.0002	0.0005
South-Central Realejo	BOL-636	0.25	Realejo Vein a=20-25cm N36W/78SW	1.82	30	157.4	0.0005	<0.0002	0.0004

* Below Detection Limit (BDL) results have been included as 1/2 the detection limit
** AgEq calculated using a 70:1 gold to silver ratio

March 3, 2016	41

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

10.	DRILLING

Diamond drilling at the Bolañitos Project is conducted under two general modes of operation: one by the exploration staff (surface exploration drilling) and the other by the mine staff (production and underground exploration drilling). Production drilling is predominantly concerned with definition and extension of the known mineralized zones in order to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were used in the mineral resource and mineral reserve estimates presented in this report. To date, all drilling completed at the El Cubo mine has been diamond core.

10.1	Surface Drilling Procedures

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target. Drillholes extend an average of 50 m beyond the target zone.

Underground drillholes are typically drilled from the hanging wall, and are ideally drilled perpendicular to structures, but oblique intersection is required in some instances due to limitations of the drill station. Underground positive angled holes (up holes) are generally drilled from the footwall using the same criteria. All holes are designed to pass through the target and into the hanging or footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by EDR geologists. Since 2010, surface holes are surveyed using a Reflex multi-shot down-hole survey instrument normally at 50 m intervals from the bottom of the hole back up to the collar. At underground drill stations, azimuth orientation lines are surveyed in prior to drilling. Inclination of underground holes is collected using the Reflex EX-Shot® survey device prior to starting drilling.

The survey data obtained from the drillholes are transferred to databases in Vulcan® and AutoCAD®, and are corrected for local magnetic declination, as necessary. Information for each drillhole is stored in separate folders.

Drill core is collected daily and is transported to the core logging facility under EDR supervision. The core storage facilities at El Cubo are well protected by high level security fences, and are under 24-hour surveillance by security personnel to minimize any possibility of tampering with the dill cores.

When assay results are received from the laboratory, they are merged into an Excel® spreadsheet for importation and interpretation in AutoCAD® software. The starting and ending point of each vein and/or vein/vein breccia intercept is determined from a combination of geology notes in the logs and assay results. Using approximate vein and drillhole orientation information a horizontal width is calculated for the intercept to be used as part of a Vertical Longitudinal Projection (“VLP”).

March 3, 2016	42

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

The center point of the intercept, horizontal width, and gold and silver assay values are plotted on VLPs of each vein. These are used to guide further drilling, interpret mineralization shoots, and as the basis of polygonal resource estimation.

10.2	EDR Core Logging Procedures

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered into Excel®. The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel® spreadsheets.

10.3	EDR Drilling Programs and Results

10.3.1	2015 Drilling Summary

During 2015, a total of 9,506 m were drilled in 39 holes (underground & surface diamond drilling) at the Bolañitos Project. Surface drilling was focused on the Bolañitos North (San Ignacio, San Miguel and Bolañitos veins), Bolañitos South (Reyes and La Cuesta North) and Siglo XX areas. Underground drilling was conducted on the La Joya, Gabriela and Daniela Footwall veins. A total of 4,937 samples were collected and submitted for assays. The summary of the activities undertaken during 2015 is shown in Table 10-1.

Table 10-1 Bolañitos Project Surface & Underground Exploration Drilling Activities in 2015

Project Area	Number of Holes	Total Meters	Number of Samples Taken
La Joya	6	1,271	431
Gabriela	5	556	264
Daniela (Fw)	3	699	175
San Ignacio	4	1,051	709
San Miguel	5	1,006	1,366
Bolañitos North	9	2,501	1,193
Reyes	2	648	221
La Cuesta North	2	707	322
Siglo XX	3	1,067	256
Total	39	9,506	4,937

Surface diamond drilling was conducted by Layne de Mexico S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-base Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in EDR and both are independent of the company.

Underground diamond drilling was performed by an in-house drill capable of drilling NQ and HQ core (VERSA Kmb-4 drill).

10.3.2	2105 Surface Drilling

In 2015, Exploration Drilling at the Bolañitos Project was focused on the Bolañitos North (San Ignacio, San Miguel, and Bolañitos veins), Bolañitos South (Reyes and La Cuesta North) and Siglo XX areas.

March 3, 2016	43

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

10.3.3	Bolañitos System Surface Diamond Drilling Program

Historic data and the results from the mapping and sampling programs conducted over the Bolañitos veins indicated that the Bolañitos system extended to the north. The drill program in this area was divided into two targets, the San Ignacio and San Miguel target and the Bolañitos vein target.

Drillholes in the San Ignacio and San Miguel targets were designed to test for mineralization around the old workings located at footwall of the Bolañitos vein. The primary objective was to identify mineralization between the elevation of 2,000 to 2,100 masl. Historically this horizon has represented the higher grade mineralization of the Bolañitos, Daniela, Karina and Lucero veins.

The northern extent of the Bolañitos vein was targeted with 9 drillholes. Seven of the nine holes completed in the area are located between the portals of the Burgos Adit and the Las Palmas mines.

In 2015, EDR had completed a total of 4,557 m in 18 surface holes, drilled over the San Ignacio, San Miguel, and Bolañitos veins at the Bolañitos North area (Figure 10-1). The summary of these programs is shown in Tables 10-2 through 10-4.

Table 10-2 2015 Summary of San Ignacio Surface Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
IG-01	225 º	-51 º	HQ	420.55	15/04/2015	24/04/2015
IG-02A	234 º	-61 º	HQ	27.55	24/04/2015	26/04/2015
IG-02	234 º	-61 º	HQ	299.85	07/04/2015	01/05/2015
IG-03	199 º	-62 º	HQ	302.95	01/05/2015	06/05/2014
Total				1,050.90

Table 10-3 2015 Summary of San Miguel Surface Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
MG-01	225 º	-57 º	HQ	168.25	05/07/2015	09/07/2015
MG-02	263 º	-52 º	HQ	231.75	09/07/2015	14/07/2015
MG-03	270 º	-66 º	HQ	214.60	14/07/2015	18/07/2015
MG-04	186 º	-49 º	HQ	185.40	18/07/2015	22/07/2015
MG-05	241 º	-62 º	HQ	205.50	23/07/2014	27/07/2014
Total				1,005.50

March 3, 2016	44

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Table 10-4 2015 Summary of Bolañitos North Surface Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
BN-17	270 º	-45 º	HQ	191.25	07/05/2015	11/05/2015
BN-18	235 º	-59 º	HQ	245.00	11/05/2015	16/05/2015
BN-19	313 º	-57 º	HQ	303.00	16/05/2015	23/05/2015
BN-20	270 º	-69 º	HQ	296.90	22/05/2015	31/05/2015
BN-21	270 º	-51 º	HQ	310.65	01/06/2015	07/06/2015
BN-22	270 º	-45 º	HQ	250.95	08/06/2015	13/06/2015
BN-23	313 º	-57 º	HQ	315.10	13/06/2015	21/06/2015
BN-24	224 º	-62 º	HQ	338.20	21/06/2015	29/06/2015
BN-25	312 º	-46 º	HQ	249.90	29/06/2015	04/07/2015
Total				2,500.95

March 3, 2016	45

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

BN-22
BN-21
BOLAÑITOS
BN-23
BN-24
BN-25
BN-19
BN-20
BN-17
BN-18
PURISIMA DE SEVILLANA SHAFT
MG-03
IG-02
IG-03
MG-02
MG-05
MG-01
BOLAÑITOS
IG-01
MG-04
PROVIDENCIA SHAFT
SAN RAMON SHAFT
N
SURFACE HOLES 2010-2011
SURFACE HOLES 2015
ENDEAVOUR CONCESSIONS
SCALE
0 25 50 125 250
Meters
SURFACE MAP
BOLAÑITOS NORTH-SAN IGNACIO-SAN MIGUEL AREA
ENDEAVOUR SILVER

Figure 10-1 Surface Map showing completed drill holes in the Bolañitos North Area.

March 3, 2016	46

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Significant intervals of gold mineralization were encountered in the San Miguel drilling program. The San Ignacio drilling program intersected mineralization more typical of the Bolañitos system with silver and gold. The intersections over the San Ignacio vein indicate the mineralization may not extend below an elevation of 2,000 masl.

The Bolañitos vein drilling results indicate that the mineralization in the north is erratic and isolated. Zones containing higher grade intercepts are assumed to be limited to 100 m or less of strike length.

Drilling results are summarized in Table 10-5, Table 10-6, and Table 10-7. The San Ignacio, San Miguel, and Bolañitos veins intercepts are plotted on longitudinal sections in Figure 10-2, Figure 10-3, and Figure 10-4.

Table 10-5 Surface Drill Hole Assay Summary for intercepts in the San Ignacio area.

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
IG-01	Bolañitos Vein	14.10	18.00	3.90	3.38	57	1.81
	Bolañitos Composite	14.10	17.10	3.00	2.60	65	2.21
	Including	14.10	15.40	1.30	1.13	100	1.51
	San Ignacio Vein	133.85	134.25	0.40	0.32	31	2.39
	San Ignacio Composite	133.85	135.20	1.35	1.09	14	0.96
	Including	133.85	134.25	0.40	0.32	31	2.39
	Shell1	184.15	184.35	0.20	0.16	187	12.85
	Shell1 Composite	184.15	185.55	1.40	1.13	28	1.89
	Including	184.15	184.35	0.20	0.16	187	12.85
	San Miguel Vein	212.60	216.70	4.10	3.36	27	19.26
	Including	212.60	212.85	0.25	0.20	101	72.80
	San Bernabe Vein	368.05	368.25	0.20	0.11	5	0.87
	San Bernabe Composite	366.50	368.70	2.20	1.17	2	0.11
	Including	368.05	368.25	0.20	0.11	5	0.87
IG-02-A	Bolañitos Vein	12.80	18.95	6.15	3.28	80	1.86
	Including	12.80	18.25	5.45	2.81	88	2.01
IG-02	Bolañitos Vein	16.95	21.20	4.25	3.30	94	2.52
	Including	17.95	18.70	0.75	0.58	123	5.92
	San Ignacio Vein	162.60	165.00	2.40	1.67	69	2.46
	San Ignacio Composite	162.60	165.60	3.00	2.08	59	2.24
	Including	164.75	165.00	0.25	0.17	50	10.05
	Shell1	223.15	223.75	0.60	0.42	16	1.47
	Shell1 Composite	222.05	223.75	1.70	1.18	9	0.59
	Including	223.55	223.75	0.20	0.14	14	2.15
	San Miguel Projection	259.30	261.60	2.30	1.60	3	0.10
	San Miguel Composite	259.30	261.15	1.85	1.29	3	0.10
	Including	259.30	259.95	0.65	0.45	3	0.16
IG-03	Bolañitos Vein	24.20	28.90	4.70	2.70	24	0.88
	Bolañitos Composite	24.20	26.45	2.25	1.29	41	1.68
	Including	25.25	25.95	0.70	0.40	51	2.50
	San Ignacio Vein	158.90	159.15	0.25	0.17	37	2.88
	San Ignacio Composite	158.70	160.40	1.70	1.14	14	0.74
	Including	158.90	159.15	0.25	0.17	37	2.88
	Shell1	230.40	231.50	1.10	0.71	4	1.22
	Shell1 Composite	230.05	231.80	1.75	1.12	3	0.78
	Including	230.40	230.80	0.40	0.26	8	2.61
	San Miguel Projection	293.25	293.50	0.25	0.17	1	0.06
	San Miguel Composite	292.45	294.40	1.95	1.30	1	0.07
	Including	293.50	294.40	0.90	0.60	1	0.06

March 3, 2016	47

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Table 10-6 Surface Drill Hole Assay Summary for intercepts in the San Miguel area.

Drill Hole ID	Structure	From (m)	Mineralized Interval			Assay Results
			To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
MG-01	San Ignacio Vein	26.60	27.25	0.65	0.45	180	2.14
	San Ignacio Composite	26.25	28.80	2.55	1.77	249	0.79
	Including	28.35	28.80	0.45	0.31	450	0.62
	Shell1	82.65	83.35	0.70	0.54	8	0.30
	Shell1 Composite	82.05	83.35	1.30	1.01	6	0.23
	Including	82.65	82.85	0.20	0.16	10	0.38
	San Miguel Vein	115.45	117.05	1.60	1.19	6	1.57
	Including	115.95	116.20	0.25	0.19	9	2.29
MG-02	San Ignacio Vein	19.00	21.25	2.25	1.62	63	0.09
	San Ignacio Composite	18.45	20.10	1.65	1.19	162	0.22
	Including	18.45	19.00	0.55	0.40	343	0.38
	Shell1	88.90	89.35	0.45	0.33	106	1.36
	Shell1 Composite	88.90	90.25	1.35	1.00	84	0.96
	Including	89.95	90.25	0.30	0.22	85	2.13
	San Miguel Vein	122.95	125.90	2.95	1.90	11	4.60
	Including	123.95	124.45	0.50	0.32	15	10.10
	San Bernabe Projection	179.80	180.00	0.20	0.11	4	0.04
	San Bernabe Composite	178.45	180.55	2.10	1.11	1	0.01
	Including	179.80	180.00	0.20	0.11	4	0.04
MG-03	San Ignacio Vein	28.15	29.60	1.45	0.81	47	0.36
	San Ignacio Composite	27.70	29.60	1.90	1.06	50	0.30
	Including	28.15	28.70	0.55	0.31	73	0.66
	Shell1	108.75	110.90	2.15	1.23	36	23.69
	Shell1 Composite	108.75	111.70	2.95	1.69	29	19.02
	Including	108.95	109.20	0.25	0.14	123	97.50
	San Miguel Vein	169.40	169.60	0.20	0.11	18	2.63
	San Miguel Composite	169.40	171.45	2.05	1.09	4	0.37
	Including	169.40	169.60	0.20	0.11	18	2.63
MG-04	San Ignacio Vein	27.60	30.55	2.95	2.05	104	0.50
	San Ignacio Composite	29.20	31.10	1.90	1.32	385	0.48
	Including	30.55	31.10	0.55	0.38	859	0.63
	Shell1 Projection	81.20	81.40	0.20	0.15	59	0.16
	Shell1 Composite	81.20	82.55	1.35	0.99	11	0.04
	Including	81.20	81.40	0.20	0.15	59	0.16
	San Miguel Vein	149.50	151.80	2.30	1.68	7	3.12
	San Miguel Composite	149.80	152.75	2.95	2.16	10	4.44
	Including	152.40	152.75	0.35	0.26	27	17.05
MG-05	San Ignacio Vein	24.95	25.85	0.90	0.67	5	0.20
	San Ignacio Composite	24.70	26.20	1.50	1.11	4	0.17
	Including	25.20	25.40	0.20	0.15	8	0.46
	Shell1	67.15	68.45	1.30	0.87	130	8.45
	Shell1 Composite	66.35	68.45	2.10	1.41	114	5.47
	Including	67.55	67.75	0.20	0.13	158	14.40
	San Miguel Vein	153.60	155.30	1.70	1.18	8	2.18
	San Miguel Composite	153.60	155.05	1.45	1.01	9	2.53
	Including	154.05	154.40	0.35	0.24	9	5.39

March 3, 2016	48

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Table 10-7 Surface Drill Hole Assay Summary for intercepts in the Bolañitos area.

Drill Hole ID	Structure	From (m)	Mineralized Interval			Assay Results
			To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Bolañitos Vein	142.30	143.10	0.80	0.69	23	0.19
BN-17	Bolañitos Composite	142.30	143.70	1.40	1.20	18	0.25
	Including	142.90	143.10	0.20	0.17	12	0.56
	Bolañitos Vein	179.60	182.00	2.40	1.51	20	0.37
BN-18	Bolañitos Composite	180.30	182.00	1.70	1.07	21	0.40
	Including	181.00	181.35	0.35	0.22	20	0.65
	Bolañitos Vein	211.75	219.10	7.35	4.53	89	0.13
BN-19	Bolañitos Composite	213.30	216.65	3.35	2.06	141	0.19
	Including	215.05	215.40	0.35	0.22	221	0.35
	Bolañitos Vein	206.35	209.20	2.85	1.79	17	0.17
BN-20	Bolañitos Composite	207.10	208.95	1.85	1.16	24	0.16
	Including	208.60	208.95	0.35	0.22	120	0.35
	Bolañitos Vein	239.05	239.85	0.80	0.66	4	0.20
BN-21	Bolañitos Composite	238.60	239.85	1.25	1.02	3	0.14
	Including	239.25	239.55	0.30	0.25	4	0.23
	Bolañitos Vein	130.00	130.20	0.20	0.19	5	0.17
BN-22	Bolañitos Composite	128.75	130.20	1.45	1.36	4	0.10
	Including	130.00	130.20	0.20	0.19	5	0.17
	Bolañitos Vein	253.80	255.15	1.35	0.83	76	0.85
BN-23	Bolañitos Composite	253.45	255.15	1.70	1.05	84	0.83
	Including	254.50	254.80	0.30	0.18	138	2.12
	Bolañitos Vein	282.30	288.65	6.35	3.64	17	0.09
BN-24	Bolañitos Composite	282.30	284.20	1.90	1.09	23	0.06
	Including	282.55	282.75	0.20	0.11	44	0.07
	Bolañitos Vein	204.70	208.25	3.55	2.47	20	0.24
BN-25	Bolañitos Composite	206.70	208.25	1.55	1.08	34	0.37
	Including	207.50	207.75	0.25	0.17	31	1.47

March 3, 2016	49

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

NW
LONGITUDINAL SECTION SAN IGNACIO
NW45°SE LOOKING AT N45°E
SE
SAN IGNACIO INTERCEPTS (2015)
HW VEIN (SAN IGNACIO) INTERCEPTS
SAN MIGUEL-SAN BERNABEINTERCEPTS
HISTORIC HOLES
SURFACE SAMPLES
ENDEAVOUR SILVER
SCALE
0 25 50 75 150
Meters
2,300 m
2,200 m
2,100 m
2,000 m
1,900 m
BOLAÑITOS VEIN
KARINA VEIN
DANIELA VEIN
LUCERO VEIN
LA LUZ VEIN
PLATINOS VEIN
BOLAÑITOS
IG-01
IG-02
IG-03
San Miguel Vein
San Bernabe Vein

Figure 10-2 Longitudinal Section (Looking NE) showing intersection points on San Ignacio Vein

March 3, 2016	50

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

NW
LONGITUDINAL SECTION SAN MIGUEL
NW45°SE LOOKING AT N45°E
SE
SURFACE SAMPLES
0 - 10 AgEq ppm
10 - 20 AgEq ppm
20 - 50 AgEq ppm
50 - 100 AgEq ppm
>100 AgEq ppm
SAN MIGUEL INTERCEPTS (2015)
HISTORIC HOLES
ENDEAVOUR SILVER
SCALE
0 25 50 75 150
Meters
2,300 m
2,200 m
2,100 m
2,000 m
1,900 m
BOLAÑITOS VEIN
KARINA VEIN
DANIELA VEIN
LUCERO VEIN
PLATEROS VEIN
LA LUZ VEIN
MG-01
MG-02
MG-03
MG-04
MG-05
IG-01
IG-02
IG-03
No vein Intercept
BD 57057
BD 57051
BD 57053
BD 57049
BD 57046
BOLAÑITOS
Rebajes
IG-07
IG-06
IG-05
IG-04
IG-03
IG-02
IG-01
IG-00
IG-S01
IG-S02
IG-S03
IG-S04
IG-S05
IG-S06
IG-S07
IG-S08

Figure 10-3 Longitudinal Section (Looking NE) showing intersection points on San Miguel Vein

March 3, 2016	51

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-4 Longitudinal Section (Looking East) showing intersection points on Bolañitos Vein

March 3, 2016	52

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

10.3.4	Bolañitos South Surface Diamond Drilling Program

A diamond drilling program was conducted in the Reyes and La Cuesta North areas, located at the Bolañitos South area (Figure 10-5).

The drilling in the Reyes area was completed with the objective of identifying mineralization near areas of existing development in the Reyes Adit. Two drillholes were completed in this area, one to the south of the Estrella Shaft and the other in proximity of the historic holes RV-9, RV-10, and RV-15.

The Cuesta vein is located at the South West part of the El Puertecito claim and is parallel to the La Joya and El Puertecito systems. The mapping and sampling program indicated mineralization approximately 700 m long, with elevated silver and gold values. Two holes were drilled in the north part of the La Cuesta vein to test the extent of mineralization at depth.

In total 1,355 m of drillhole core was completed in 4 holes in the Bolañitos South area. Tables 10-8 and 10-9 summarize the information of these holes.

Table 10-8 2015 Summary of Reyes Surface Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
RV-16	58 º	-47 º	HQ	305.80	23/11/2015	27/11/2015
RV-17	60 º	-45 º	HQ	342.40	28/11/2015	05/12/2015
Total				648.20

Table 10-9 2015 Summary of La Cuesta North Surface Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
CTA-01	220 º	-60 º	HQ	347.20	06/12/2015	12/12/2015
CTA-02	220 º	-45 º	HQ	359.55	12/12/2015	18/12/2015
Total				706.75

March 3, 2016	53

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

LA CEBADA 1
FRACC.
N
RV-16
RV-17
MARGARITAS VEIN
LA LOBA VEIN
ESPERANZA VEIN
EL PUERTECITO
LAURA VEIN
AVE MARIA VEIN
SAN ANTONIO VEIN
CABRERA CARRICA VEIN
LOURDES VEIN
EL PUERTECITO VEIN
SANTA GERTRUDIZ VEIN
LA JOYA VEIN
DE POZAN VEIN
SIGLO XX
SOCORRO-SIGLO XX VEIN
SXX-01
SXX-03
SXX-02
LUCERO
JUANITA
LAS ANIMAS II
SAN CAYETANO
TAJO DE ADJUNTAS
CTA-02
CTA-01
LA CUESTA VEIN
MARU VEIN
GINA VEIN
CARRERA CARRICA
EMMA VEIN
EL SOCORRO
LA ILBERIA
LA CUESTA VEIN
BURRONES VEIN
GRACIAS A DIOS
SCALE
0 100 250 500 1000
Meters

SURFACE MAP
BOLAÑITOS SOUTH AREA

ENDEAVOUR SILVER

Figure 10-5 Surface Map showing completed drill holes in the Bolañitos South Area.

March 3, 2016	54

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

The results of the Reyes vein in holes RV-16 and RV-17 indicate that the high grade zones towards south and below an elevation of 2,100 masl represent thinner portions of the structure. The dimensions and lower than expected grade, for the moment, to not warrant any new development, however, the results are significant enough to warrant additional exploration work within the untested strike length of 200 m.

The results are summarized in Tables 10-10 and 10-11. The Reyes and La Cuesta veins intercepts are shown on the longitudinal sections in Figure 10-6 and Figure 10-7.

Table 10-10 Surface Drill Hole Assay Summary for intercepts in the Reyes area.

Drill Hole ID	Structure	From (m)	Mineralized Interval			Assay Results
			To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
RV-16	Margaritas Vein	26.70	30.15	3.45	2.68	28	0.31
	Margaritas Composite	28.45	30.15	1.70	1.32	29	0.48
	Including	29.75	30.15	0.40	0.31	38	1.59
	Reyes Vein	193.30	193.80	0.50	0.50	38	0.41
	Reyes Composite	192.55	193.80	1.25	1.25	16	0.20
	Including	193.50	193.80	0.30	0.30	43	0.52
	La Loba Vein ()	283.40	284.60	1.20	1.20	82	2.08
	Including	284.40	284.60	0.20	0.20	199	4.20
RV-17	Reyes Vein	82.60	83.10	0.50	0.50	51	0.72
	Reyes Composite	82.60	84.05	1.45	1.39	39	0.65
	Including	83.10	83.45	0.35	0.33	50	1.57
	La Loba Projection 1	163.40	165.00	1.60	1.57	44	0.09
	La Loba Proj 1 Composite	163.40	164.80	1.40	1.37	48	0.10
	Including	164.50	164.80	0.30	0.29	141	0.29
	La Loba Projection 2	259.20	259.40	0.20	0.17	50	0.31

March 3, 2016	55

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Table 10-11 Surface Drill Hole Assay Summary for intercepts in the La Cuesta North area.

Drill Hole ID	Structure	From (m)	Mineralized Interval			Assay Results
			To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Veinlet	149.80	150.00	0.20	0.15	23	0.14
	Veinlet	244.40	244.60	0.20	0.16	24	0.10
	Fault	266.35	267.40	1.05	0.27	34	0.16
CTA-01	Veinlet	267.70	268.05	0.35	0.09	16	0.20
	Veinlet	268.50	269.00	0.50	0.17	2	0.11
	La Cuesta Vein	269.30	270.85	1.55	1.02	24	0.16
	Including	269.30	269.55	0.25	0.16	52	0.13
	Veinlet	34.15	34.55	0.40	0.26	281	1.95
	Cabrera Carrica Vein	38.70	40.45	1.75	1.24	104	2.00
	Cabrera Carrica Composite	38.35	40.45	2.10	1.48	98	1.79
	Including	40.10	40.45	0.35	0.25	116	4.66
	Veinlet	51.70	51.90	0.20	0.17	290	0.42
	Hw Lourdes Vein	126.60	127.00	0.40	0.38	28	0.35
	Veinlet	127.85	128.20	0.35	0.30	4	0.02
	Lourdes Vein	136.10	138.25	2.15	1.84	111	0.62
	Lourdes Composite	136.10	137.45	1.35	1.16	175	0.97
CTA-02	Including	136.35	136.70	0.35	0.30	448	3.38
	Veinlet	139.90	140.10	0.20	0.16	2	0.03
	Fault	140.35	140.75	0.40	0.36	9	0.11
	Veinlet	141.45	141.70	0.25	0.18	20	0.40
	La Cuesta Vein	292.95	293.20	0.25	0.21	50	0.10
	La Cuesta Composite	292.30	293.50	1.20	0.99	11	0.03
	Including	292.95	293.20	0.25	0.21	50	0.10
	Veinlet	309.15	309.35	0.20	0.18	2	0.28
	Veinlet	331.90	332.10	0.20	0.19	8	0.15
	Veinlet	341.30	341.55	0.25	0.19	9	0.04

March 3, 2016	56

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-6 Longitudinal Section (Looking NE) showing intersection points on Reyes Vein

March 3, 2016	57

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-7 Longitudinal Section (Looking NE) showing intersection points on La Cuesta North Vein

March 3, 2016	58

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

10.3.5	Siglo XX Surface Diamond Drilling Program

EDR completed 3 drillholes in the Siglo XX area, located around 800 m to the northeast and parallel to the La Joya-El Puertecito system (Figure 10-8) totaling 1,06740 m (Table 10-12).

Table 10-12 2015 Summary of Siglo XX Surface Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
SXX-01	65º	-45 º	HQ	327.50	29/10/2015	05/11/2015
SXX-02	96º	-45 º	HQ	490.50	05/11/2015	16/11/2015
SXX-03	228 º	-45 º	HQ	249.40	17/11/2015	21/11/2015
Total				1,067.40

March 3, 2016	59

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

N
LA CEBADA 1
FRACC.
SIGLO XX
SOCORRO-SIGLO XX VEIN
SXX-01
SXX-03
SXX-02
LUCERO
JUANITA
LAS ANIMAS II
TAJO DE ADJUNTAS
SAN CAYETANO
SAN CAYETANO VEIN
EL SOCORRO
LA ILBERIA
LA CUESTA VEIN
GRACIAS A DIOS
BUBRONES VEIN
EMMA VEIN
ANIMAS VEIN
EL PUERTECITO
EL PUERTECITO VEIN
SANTA GERTRUDIZ VEIN
LA JOYA VEIN
DE POZAN VEIN
LA LOBA VEIN
MARGARITAS VEIN
LAURA VEIN
AVE MARIA VEIN
SAN ANTONIO VEIN
CABRERA CARRICA VEIN
LOURDES VEIN
CARRERA CARRICA
RV-16
RV-17
ESPERANZA VEIN
DEL SAUZ VEIN
CTA-02
CTA-01
LA CUESTA VEIN
MARU VEIN
GINA VEIN
SCALE
0 100 250 500 1000
Meters
ENDEAVOUR SILVER

SURFACE MAP
BOLAÑITOS SOUTH AREA

Figure 10-8 Surface Map showing completed drill holes in the Siglo XX Area.

March 3, 2016	60

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

The vein intersections in holes SXX-02 and SXX-03 resulted in marginal values that indicate that the gold and silver are present below an elevation of 1,900 masl. This is similar to the depth of mineralization referenced in the Veta Madre system. The results of the drilling program indicate that possible extensions of mineralization may be found to the north and at depth.

The Siglo XX vein intercepts are summarized in Table 10-13 and the intercepts are plotted on the longitudinal section in Figure 10-9.

Table 10-13 Surface Drill Hole Assay Summary for intercepts in the Siglo XX area.

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Veinlet	81.75	82.00	0.25	0.14	8	0.32
	Fault	82.00	82.50	0.50	0.29	2	0.05
	Veinlet	101.70	102.00	0.30	0.15	1	0.04
	Veinlet	117.90	118.10	0.20	0.17	15	0.29
SXX-01	Veinlet	125.50	125.95	0.45	0.29	59	0.99
	Hw SXX Vein	128.20	130.10	1.90	1.79	18	0.97
	Including	129.40	129.60	0.20	0.19	50	2.53
	Veinlet	184.20	184.60	0.40	0.20	1	0.01
	Veinlet	193.15	193.40	0.25	0.13	<0.2	<0.005
	Siglo XX Vein	266.10	266.80	0.70	0.56	<0.2	<0.005
	Hw Siglo XX	119.30	120.10	0.80	0.75	41	1.11
	Hw Siglo XX Composite	119.30	121.30	2.00	1.88	40	1.02
	Including	119.30	119.80	0.50	0.47	53	1.30
	Veinlet	122.50	122.85	0.35	0.17	30	0.62
SXX-02	Veinlet	124.05	124.25	0.20	0.05	28	0.39
	Veinlet	158.55	159.25	0.70	0.24	14	0.45
	Vein	160.20	163.65	3.45	1.18	28	0.64
	Siglo XX Vein	419.70	420.60	0.90	0.50	<0.2	<0.005
	Veinlet	456.85	457.10	0.25	0.09	<0.2	<0.005
	Siglo XX Vein	206.40	206.60	0.20	0.13	801	0.79
SXX-03	Siglo XX Composite	206.40	207.95	1.55	1.00	104	0.11
	Including	206.40	206.60	0.20	0.13	801	0.79

March 3, 2016	61

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-9 Longitudinal Section (Looking NE) showing intersection points on Siglo XX Vein

March 3, 2016	62

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

10.4	2015 Underground Drilling Program and Results

The underground drillhole program at Bolañitos focused on defining the extents of the La Joya, the Daniela Footwall, and the Gabriela (located at footwall of Karina vein) veins. All underground drilling was performed by an in-house (VERSA Kmb-4) drill rig.

10.4.1	La Joya System Underground Diamond Drilling Program

A total of 1,271.15 m were drilled in 6 underground holes in the La Joya vein area (Figure 10-10). The summary of these holes are shown in Table 10-14.

Table 10-14 2015 Summary of La Joya Underground Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
LJU-01	72 º	-25 º	NQ	188.55	23/01/2015	30/01/2015
LJU-02	76 º	(+) 28.5	NQ	141.80	31/01/2015	11/02/2015
LJU-03	19 º	-30 º	HQ	210.00	11/02/2015	18/02/2015
LJU-04	44 º	-49 º	NQ	263.50	18/02/2015	25/02/2015
LJU-05	2 º	-26 º	NQ	272.60	26/02/2015	09/03/2015
LJU-06	44 º	-33 º	NQ	194.70	09/04/2015	15/04/2015
Total				1,271.15

March 3, 2016	63

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-10 Map showing completed drill holes in the La Joya Area.

Drilling results are summarized in Table 10-15 and the La Joya vein intercepts are plotted on the longitudinal section in Figure 10-11.

March 3, 2016	64

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Table 10-15 Underground Drill Hole Assay Summary for intercepts in the La Joya area.

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	La Joya Vein	131.70	132.45	0.75	0.53	368	0.35
LJU-01	La Joya Composite	131.30	132.95	1.65	1.17	169	0.18
	Including	132.15	132.45	0.30	0.21	862	0.66
	Breccia	108.80	109.20	0.40	0.23	<0.2	<0.005
LJU-02	Veinlet	112.70	113.30	0.60	0.42	27	0.07
	La Joya Vein	113.60	114.15	0.55	0.39	88	0.10
	Vein (Hw)	134.50	135.55	1.05	0.63	287	14.03
	Vein (Hw) Composite	134.50	136.55	2.05	1.27	148	6.97
LJU-03	Including	134.50	134.80	0.30	0.15	112	28.30
	La Joya Vein	144.00	146.00	2.00	1.58	166	0.80
	La Joya Composite	144.55	146.00	1.45	1.13	230	0.96
	Including	144.85	145.45	0.60	0.49	300	0.72
	Vein (Hw)	37.10	38.20	1.10	0.92	398	6.67
	Vein (Hw) Composite	37.10	38.50	1.40	1.16	314	5.27
LJU-04	Including	37.10	37.40	0.30	0.26	1115	21.10
	La Joya Vein	195.95	196.65	0.70	0.55	85	0.34
	La Joya Composite	195.35	196.65	1.30	1.05	46	0.23
	Including	196.30	196.65	0.35	0.27	174	0.40
	Veinlet	32.50	32.80	0.30	0.15	156	0.80
	Vein	34.05	34.40	0.35	0.35	455	12.90
LJU-05	La Joya Vein	204.20	205.00	0.80	0.57	140	2.93
	La Joya Composite	203.55	205.00	1.45	1.03	91	2.33
	Including	204.60	205.00	0.40	0.28	175	5.59
	Veinlet	36.40	37.20	0.80	0.66	277	1.14
	Veinlet	53.50	53.90	0.40	0.38	1	0.04
	La Joya Vein	145.25	145.55	0.30	0.25	251	0.76
LJU-06	La Joya Composite	145.05	146.40	1.35	1.11	59	0.24
	Including	145.25	145.55	0.30	0.25	251	0.76
	Veinlet	152.85	153.05	0.20	0.08	15	0.21
	Veinlet	153.45	153.80	0.35	0.29	11	0.46
	Veinlet	154.40	155.05	0.65	0.61	14	0.16

March 3, 2016	65

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

NW

LONGITUDINAL SECTION LA JOYA
NW52°SE LOOKING AT N38°E

SE

FINISHED HOLES (2015)
LA JOYA INTERCEPTS
MINERALIZED HORIZON
ENDEAVOUR SILVER
SCALE
0 25 50 75 150
Meters
,300 m
,200 m
,100 m
,000 m
2,200 m
2,100 m
2,000 m
LANA VEIN ?
LJ12.5-1
LJU12-02
LJU12-03
LJU-02
NIV 2175
LJ4-1
LJ13-2
LJU-03
LJU-01
LJU-05
LJU-06
LJ14-2
LJ11.5-1
LJ4-2
LJU-04
LJ14-3
LJ13-3
CAROLINA A
(Peñoles)
LJ4S-1
UNIFICACION GOLONDRINAS
UNIFICACION GOLONDRINAS

Figure 10-11 Longitudinal Section (Looking NE) showing intersection points on La Joya Vein

March 3, 2016	66

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

10.4.2	Daniela Footwall and Gabriela Underground Diamond Drilling Program

A total of 1,254.70 m were drilled in 8 underground holes in the Daniela Footwall and Gabriela vein area (Figure 10-12). The summary of these holes are shown in Tables 10-16 and 10-17. Two holes were abandoned due to mechanical problems (one at Daniela and one at Gabriela).

Table 10-16 2015 Summary of Daniela Footwall Underground Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
DNU-01	36 º	-48 º	NQ	326.40	12/03/2015	23/03/2015
DNU-02A	52 º	-56 º	NQ	26.75	24/03/2015	25/03/2015
DNU-02	53 º	-59 º	NQ	346.00	26/03/2015	07/04/2015
Total				699.15

Table 10-17 2015 Summary of Gabriela Underground Diamond Drilling Program

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
GAU-01	240 º	-3 º	NQ	151.90	17/04/2015	21/04/2015
GAU-02A	180 º	(+) 6	NQ	4.75	22/04/2015	22/04/2015
GAU-02	180 º	(+) 6	NQ	106.75	22/04/2015	23/04/2015
GAU-03	216 º	0 º	NQ	110.10	24/04/2015	28/04/2015
GAU-04	226 º	(+) 22	NQ	182.05	28/04/2015	08/05/2015
Total				555.55

March 3, 2016	67

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-12 Map showing completed drill holes in the Daniela Fw & Gabriela Area.

Drilling results are summarized in Tables 10-18 and 10-19 and the Gabriela vein intercepts are plotted on the longitudinal section in Figure 10-13.

March 3, 2016	68

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Table 10-18 Underground Drill Hole Assay Summary for intercepts in the Daniela Fw area.

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Veinlet	74.65	74.95	0.30	0.15	48	0.17
	Veinlet	78.30	78.80	0.50	0.13	<0.2	<0.005
	Veinlet	82.30	82.60	0.30	0.15	3	0.25
DNU-01	Veinlet	153.85	154.20	0.35	0.25	2	0.38
	Veinlet	158.35	158.65	0.30	0.29	7	0.39
	Veinlet	174.70	175.10	0.40	0.31	4	0.21
	Daniela Fw Projection	268.45	268.80	0.35	0.18	2	0.19
	Veinlet	64.40	64.80	0.40	0.74	28	0.51
	Veinlet	175.35	175.55	0.20	0.17	1	0.37
	Veinlet	224.40	224.60	0.20	0.15	1	0.10
DNU-02	Veinlet	225.60	225.95	0.35	0.29	2	0.50
	Veinlet	229.10	229.35	0.25	0.22	1	0.24
	Daniela Fw Projection	274.25	274.45	0.20	0.19	2	0.18
	Veinlet	331.30	331.85	0.55	0.28	1	0.42

Table 10-19 Underground Drill Hole Assay Summary for intercepts in the Gabriela area.

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
	Vein	43.60	44.85	1.25	0.88	68	5.50
	Vein Composite	42.90	44.85	1.95	1.38	45	3.60
	Including	44.40	44.60	0.20	0.14	125	12.45
	Gabriela Vein	95.50	96.75	1.25	0.88	347	1.62
GAU-01	Gabriela Composite	95.50	97.25	1.75	1.13	273	1.27
	Including	95.50	95.80	0.30	0.21	612	3.58
	Veinlet	97.25	97.45	0.20	0.10	67	0.13
	Veinlet	97.65	98.25	0.60	0.54	326	0.62
	Veinlet	98.55	99.10	0.55	0.32	97	0.13
	Veinlet	25.05	25.60	0.55	0.32	8	0.12
	Veinlet	52.40	52.75	0.35	0.20	10	4.99
GAU-02	Gabriela Vein	59.90	62.25	2.35	1.60	446	3.09
	Gabriela Composite	60.40	62.25	1.85	1.28	557	3.83
	Including	61.50	61.75	0.25	0.19	1100	8.38
	Veinlet	37.85	38.90	1.05	0.60	19	0.78
	Veinlet	60.25	60.65	0.40	0.31	165	4.06
GAU-03	Gabriela Vein	67.80	69.90	2.10	1.55	497	7.18
	Including	69.65	69.90	0.25	0.16	803	21.00
	Veinlet	81.00	81.30	0.30	0.26	662	2.37
	Veinlet	7.05	7.50	0.45	0.26	113	0.21
	Vein	82.40	83.20	0.80	0.69	18	0.30
	Vein	97.85	98.00	0.15	0.14	75	0.38
GAU-04	Vein	100.80	101.25	0.45	0.41	8	0.38
	Gabriela Vein	103.95	105.00	1.05	1.01	79	0.32
	Including	104.70	105.00	0.30	0.29	209	0.98
	Fault	151.65	153.55	1.90	1.56	13	0.53
	Veinlet	163.55	163.80	0.25	0.20	1	0.08

March 3, 2016	69

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Drilling

Figure 10-13 Longitudinal Section (Looking NE) showing intersection points on Gabriela Vein

March 3, 2016	70

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample data relied upon during completion of the mineral resource and reserve estimates presented in this report are from diamond drill core and underground chip channel samples.

11.1	Methods

11.1.1	Production Chip Channel Samples

Bolañitos employs standardized procedures for collecting underground grade control chip samples, and these procedures are documented in a detailed, illustrated manual. Chip channel sampling is carried out daily in accessible stopes and development headings by mine sampling technicians. Samples are located by measuring with a tape from known survey points. The samples are taken perpendicular to the veins at 3m to 5m intervals along drifts. Sample locations are cleaned and marked with two parallel, red spray paint lines to guide the sampling. Chip samples are collected on all vein faces in drifts, crosscuts, raises, and stopes. On faces and raises they are taken perpendicular to the dip of the vein to approximate true width. Stopes are sampled across the roof (back) following the profile of the working.

The entire chip sample is divided into a number of discrete samples based on the geology (lithology). The simplest configuration is a single vein where the chip sample would be divided based on one sample of the wall rock on each side of the vein, and one sample of the vein. In more complex configurations, if there is more than one vein present, or it is divided by waste rock, then each of the vein sections is sampled separately. The chip samples are cut approximately 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected in a net, placed on a canvas, and any fragments larger than 2.5 cm are broken with a hammer. The maximum sample length is generally 1.5 m and minimum sample length is generally 0.2 m, though a few samples are taken over as narrow a width as 0.1 m.

The samples are sealed in plastic bags with a string and sent to the laboratory at Bolañitos. Samples which tend to be large, representing long sample intervals, can be too large for the bags provided and are reduced in size at the sample site to 1-2kg by quartering. Care is taken to collect all of the fines for the selected quarters. The samples are sealed in plastic bags and transported to the geology storage facility on surface. From there the samples are taken to the laboratory at the Bolañitos mine site by contracted transporter. Sample locations are plotted on stope plans using CAD software. The sample numbers and location data are recorded in a spreadsheet database. Upon receipt of assays, technicians and geologists produce reports used for day-to-day monitoring and grade control.

11.1.2	Exploration Sampling

EDR’s exploration staff are responsible for regional and mine exploration within the Bolañitos mining district, including the management, monitoring, surveying, and logging of surface and underground diamond drilling.

Regardless of which program the core comes from, the process is the same. Core from diamond drilling is placed in boxes which are sealed shut at the drill site. EDR personnel transport the core to the core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are

March 3, 2016	71

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

checked and confirmed; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drillhole.

All of EDR’s surface and underground exploration drillholes are processed at the exploration core facility.

A cutting line is drawn on the core with a colored pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen.

The core is split using a diamond saw.

11.2	Sample Preparation and Analysis

Mine production sampling including plant feed samples, concentrate and doré, are sent to EDR’s in-house, ISO-certified Bolañitos assay laboratory. The laboratory is set up in a single facility at the Bolañitos mine with separate enclosed sections for sample preparation, fire assay with gravimetric finish, and atomic absorption facilities. The facilities are located within the Bolañitos mine compound and operate 24 hours per day.

11.2.1	Exploration Drilling 11.2.1

All samples of rock and drill core are bagged and tagged at the Guanajuato core facility and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g split is then taken and pulverized to 85% passing 75 microns (-200 mesh).

The analysis procedures are summarized in Table 11-1.

Table 11-1 Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code
Core	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Ag	Aqua Regia and AA analysis	0.2 ppm	100 ppm	AA45AG
	Au, Ag (Samples >20ppm Ag AA45AG)	Fire Assays and Gravimetric Finish	0.05 ppm Au/ 5 ppm Ag	1,000 ppm Au / 10,000 ppm Ag	Au,Ag ME-GRA21
Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multielements (35 Elements)	Aqua Regia and ICP-AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
Soil	Au	Aqua Regia and ICP-MS Finish	0.001 ppm	1 ppm	TL42-PKG Au- TL42 + ME-MS41
	Multielements (51 Elements)	Aqua Regia and ICP-MS and ICP-AES Finish	0.002 ppm Ag / 0.01 ppm Cu, Pb and Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn

March 3, 2016	72

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates. Details of its accreditation, analytical procedures and QA/QC program can be found at http://www.alsglobal.com.

In 2015, the average turn-around time required for analyses was approximately 2 weeks.

11.3	Sample Quality Control and Quality Assurance

11.3.1	Production Sampling

Sample quality assurance procedures underground include careful marking of the sample lines across the faces or backs of the heading, recording measurements from known points to accurately locate the samples, and measuring each sample length with a tape. Samples are collected carefully onto a canvas, conserving all material. Oversize pieces are broken up, then the sample is rolled, coned, and quartered at the sample site to reduce sample volume. Samples remain in the custody of the technicians and geologists who collected them until they are delivered to designated sample storage areas on surface. Samples are collected from each storage area by a contracted transporter and delivered to the assay lab on site at the Bolañitos mine.

Field duplicate samples are inserted at the frequency of about 1 in 20 chip lines. The last sample taken is a duplicate sample. The sample interval to be duplicated is chosen at random from one of the vein intervals. Waste duplicates are not collected. The sample is collected from a point approximately 10cm above the original sample. Duplicate samples are sent with the rest of the samples from the chip line.

11.3.2	Production Samples

The QA/QC protocol for production samples involves repeat assays on pulp and reject assays, along with in-house prepared blanks. No commercially available standards were used in 2015.

Maximum-minimum scatter plots for duplicate samples are shown in Figure 11-1 through Figure 11-6. In general, results of the duplicate re-assays indicate a good correlation for silver and moderate to poor correlation for gold. Acceptable failure rate for pulp duplicates is 10%. Silver pulps show a 6% failure rate while gold shows a 42% failure rate.

Acceptable failure rate for reject duplicates is 20%. Silver rejects show a 12% failure rate while gold shows a 33% failure rate.

Finally, failure rate for mine duplicates is 30%. Silver duplicates show a 26% failure rate while gold shows a 45% failure rate.

Silver pairs with a mean value of 10x the detection limit were excluded. Gold pairs with a mean value of 15x the detection limit were excluded. The higher gold failure rate may be caused by low precision near the origin. Eliminating pairs that are close to detection will reduce the failure rate. Overall the results are acceptable but could be improved.

March 3, 2016	73

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-1 Silver Pulp Duplicates

Figure 11-2 Gold Pulp Duplicates

March 3, 2016	74

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-3 Silver Reject Duplicates

Figure 11-4 Gold Reject Duplicates

March 3, 2016	75

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-5 Silver Field Duplicates

Figure 11-6 Gold Field Duplicates

March 3, 2016	76

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays from mine production were sent to secondary labs for analysis in 2015.

Coarse blanks monitor the integrity of sample preparation and are used to detect contamination during crushing and grinding of samples. Blank failures can also occur during laboratory analysis or as the result of a sample mix-up. A blank analysis ≥4 times the detection limit is considered a blank failure.

EDR submitted 614 coarse pulp blanks to the Bolañitos mine Laboratory to monitor sample preparation during 2015. Blank samples had a failure rate of 1.5% and 3.3% for silver and gold, respectively.

11.3.3	Exploration Samples

During 2015, surface and underground drilling was supported by a QA/QC program conducted to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying the pulp, reject or both.

In 2015, a total of 4,938 samples, including control samples, were submitted during the drilling exploration program at Bolañitos. A summary of sample type and quantity is shown in Table 11-2. A total of 253 pulps (~5%) were also submitted for check assays.

The sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet, Figure 11-7.

Table 11-2 Summary of Sample Type and Number used during the 2015 Surface Exploration Program

Samples	No. of Samples	Percentage (%)
Standards	246	5.0%
Duplicates	242	4.9%
Blanks	246	5.0%
Normal	4,204	85.1%
Total	4,938	100.0%
Check Samples	253	5.1%

March 3, 2016	77

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-7 Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.3.3.1	Sample Preparation and Analysis

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. Commercial Enviroplug Coarse (1/4”) bentonite was used as the blank material. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples. The control limit for blank samples is 10 times the minimum limit of detection of the assay method of the element: 0.05 ppm for gold and 2.5 ppm for silver. Only a limited number of blank samples returned assay values above the detection limits for gold. A total of 6 samples returned above the detection limit for silver. Each failed sample was compared to the previous sample result. In each of the 6 failed blanks it was determined by EDR that contamination from the previous sample was not responsible for the elevated silver grades for the blank sample in question. Figure 11-8 and Figure 11-9 plot the blank analysis results for gold and silver, respectively.

March 3, 2016	78

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-8 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream

Figure 11-9 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream

11.3.3.2	Exploration Duplicate Samples

Duplicate samples are used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by EDR personnel at the core storage facility. Randomly selected sample intervals are prepared for duplicate analysis. The duplicates are then sampled by splitting the core in half in the same manner as a normal sample, before crushing and splitting the sample into two equal portions. Both samples are submitted to the laboratory as individual samples with unique sample numbers for analysis. Duplicates are submitted at a ratio of one duplicate sample in every 20 samples submitted for analysis.

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both. For the duplicate samples, graphical analysis shows an excellent correlation coefficient for gold (0.99) and a moderate correlation for silver (0.78) . Scatter plots for gold and silver are presented as Figure 11-10 and Figure 11-11, respectively.

March 3, 2016	79

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-10 Scatter Plot for Duplicate Samples for Gold

Figure 11-11 Scatter Plot for Duplicate Samples for Silver

11.3.3.3	Standard Reference Samples

EDR uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from CDN Resource Laboratories Ltd. Each reference standard was

March 3, 2016	80

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

prepared by the vendor at its own laboratories and shipped directly to EDR, along with a certificate of analysis for each standard purchased.

In 2015, a total of 246 standard reference control samples were submitted at an average frequency of 1 for each batch of 20 samples. Reference standards were ticketed with pre-assigned numbers in order to avoid inadvertently using sample numbers that were being used during logging.

Two different standards were submitted and analyzed for gold and silver. Reference standard information for 2015 is summarized in Table 11-3.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-4.

Table 11-3 Reference Standards Used for Endeavour Silver’s Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR-31	CDN-FCM-6	Cdn Resource Lab	2.15	157	2.18	152
EDR-39	CDN-ME-1305	Cdn Resource Lab	1.92	231	1.94	226

Table 11-4 Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

EDR’s criteria for a batch failure include:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.
•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.
•	A blank value over the acceptable limit is a failure.

Results of each standard were reviewed separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard. Examples of the control charts for the standard reference material generated by EDR are shown in Figures 11-12 through 11-15.

March 3, 2016	81

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-12 Control Chart for Gold Assays from the Standard Reference Sample EDR-31

Figure 11-13 Control Chart for Silver Assays from the Standard Reference Sample EDR-31

Figure 11-14 Control Chart for Gold Assays from the Standard Reference Sample EDR-39

March 3, 2016	82

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-15 Control Chart for Silver Assays from the Standard Reference Sample EDR-39

11.3.3.4	Exploration Check Assaying

EDR periodically conducts check analyses in order to evaluate the accuracy of the primary laboratory. Random pulps selected from original core samples are sent to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. EDR employs the BSI-Inspectorate laboratory in Durango, Mexico, for check analyses.

Correlation coefficients are high (>0.97) for both silver and gold, indicating a high level of agreement between the original ALS assay and the BSI-Inspectorate check assay. Figures 11-16 and 11-17 show the correlations between the values of gold and silver respectively.

Figure 11-16 Scatter Plot of Check Assays for Gold

March 3, 2016	83

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Sample Preparation, Analyses and Security

Figure 11-17 Scatter Plot of Check Assays for Silver

11.4	Adequacy of Data

11.4.1	Adequacy of Mine Sampling Procedures

HRC concludes that the exploration and production sample preparation, security and analytical procedures are correct and adequate for the purpose of this Technical Report. The sample methods and density are appropriate and the samples are of sufficient quality to comprise a representative, unbiased database.

March 3, 2016	84

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Data Verification

12.	DATA VERIFICATION

The mineral resource and reserve estimates reported for the Bolañitos Project rely in part on the following information provided to HRC by EDR, with an effective date of December 31, 2015:

•	Discussions with EDR personnel;
•	Personal investigation of the Bolañitos Project office;
•	A surface drilling, underground drilling, and channel sample and composite database (Blnts_DDH_CP);
•	EDR modeled solids for veins 2100, Cecilia, Daniela Norte, Daniela Sur, Fernanda, Gabriela, Karina, La Joya, La Luz Norte, Lana, Lucero, Plateros, Plateros Alto, Plateros Bajo, and Santa Maria;
•	EDR-estimated block models for Cecilia, Daniela Norte, Daniela Sur, Fernanda, Gabriela, Karina, La Joya, La Luz Sur, Lana, Lucero – 29520, Lucero – 29566, Plateros, Plateros Alto, and Plateros Bajo;
•

The most recent Technical Report “NI43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project Gunajuato State Mexico dated February 25, 2015” and authored by Michael J. Munroe., RM-SME;

•	EDR capping evaluations for silver and gold values;
•	An excel spreadsheet with variograms and estimation parameters (Copia de Parametros.xlxs);
•	Swath plots for block model validation purposes;
•	Polygonal 2-dimensional long sections for veins Belen, HW Belen, Bolanitios, Old Bolañitos, Cebada, Golandrinas, La Joya, La Luz – San Barnabe, and Plateros with resource and reserve calculations.

12.1	Database Audit

The surface drilling, underground drilling, and underground channel samples were combined into a single database for mineral resource estimation. HRC conducted a thorough audit of the current EDR exploration and operation sample databases. The following tasks were completed as part of the audit:

•	Performed a mechanical audit of the database;
•	Validated the geologic information compared to the paper logs;
•	Validated the assay values contained in the exploration database with assay certificates from the EDR Bolañitos mine laboratory; and
•	Validated the assay values contained in the 2D polygonal long sections by comparing with select, relevant historical assays and the original drawings.

HRC limited the audit to the rock-type, assay, drillhole collar, and survey data contained in the exploration database.

March 3, 2016	85

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Data Verification

12.1.1	Mechanical Audit

A mechanical audit of the combined database was completed using Leapfrog Geo® software. The database was checked for overlaps, gaps, duplicate channel samples total drillhole length inconsistencies, nonnumeric assay values, and negative numbers. The following list of drillholes were missing information:

•	No Assay Data

o	Surface Drillholes

•	LZ49-1A

o	Underground Drillholes

•	LAU12-08
•	LAU12-09
•	GAU-04

•	No Lithology Data

o	Surface Drillholes

•	DN-51
•	DN-52
•	DN-53
•	DN-54
•	DN-55
•	DN-56

o	Underground Drillholes

•	GAU-04

A total of 333 surface drillholes, 143 underground drillholes, and 10,007 underground channel samples were imported into leapfrog for validation. Data with missing information were not used in the estimation of mineral resources.

12.1.1.1	Overlaps

Overlaps identified in the audit were corrected with EDR personnel.

12.1.1.2	Gaps, Non-numeric Assay Values, and Negative Numbers

The software reported missing intervals for silver and gold. Below detection limit samples are reported as a non-positive value of 0. All of the non-positive numbers (<0) were assumed to be non-sampled intervals and were omitted from the dataset. No non-numeric assays were encountered in the audit. Table 12-1 below summarizes the number of intervals imported, the number of missing intervals, the number of non-positive values and the number of valid assays for each element.

Table 12-1 Database Import Summary

Element	Missing	Non-Positive Values	Assay Values
Ag (g/t)	3,592	3,290	62,528
Au (g/t)	3,592	5,369	64,762

March 3, 2016	86

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Data Verification

12.1.1.3	Table Depth Consistency

The survey, assay, and geology tables maximum sample depth was checked as compared to the maximum depth reported in the collar table for each drillhole. No intervals exceeded the reported drillhole depths.

12.2	Certificates

HRC received original assay certificates in excel format for the samples collected in 2015 in the current database. A random manual check of 10% of the database against the original certificates was conducted. The error rate within the database is considered to be less than 1% based on the number of samples spot checked.

12.3	Adequacy of Data

HRC has reviewed EDR’s check assay programs and considers the programs to provide adequate confidence in the data. Samples that are associated with QA/QC failures are reviewed prior to inclusion in the production and exploration databases; however, in production there is not always sufficient time for corrective measures prior to exploitation of the stope being sampled. Improvements to the sampling procedures and QA/QC failure corrective measures may improve the overall sample quality of the production samples.

The laboratories are clean, well-documented, and appear to be working properly. HRC would however recommend that EDR install a Laboratory Information Management System (LIMS) to eliminate human error or correcting of values to an expected result. LIMS systems are proven to reduce errors in the sampling process that result in considerable money lost. This system will automate the QA/QC reporting for the geology department and the laboratory while reducing the time required to input data into a database for modeling.

Exploration drilling, sampling, security, and analysis procedures are being conducted in manner that meets or exceeds industry standard practice. All drill cores and cuttings from EDR’s drilling have been photographed. Drill logs have been digitally entered into exploration database organized and maintained in Vulcan. The split core and cutting trays have been securely stored and are available for further checks.

March 3, 2016	87

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Processing and Metallurgical Testing

13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Mineralogical Analysis

A mineralogical analysis of the concentrate samples at the University of San Luis Potosi determined that:

•	60-80% of silver is as Aguilarite Ag2(S,Se) (grains of size 10-60 μm, 40% liberated),
•	15-45% of silver is as Pirargirite Ag3SbS3 (grains of size 10-40 μm)
•	Up to 5% of silver is in Freibergite Cu12Sb4S12/Ag (grains of size 10-40 μm),
•	Up to 5% of silver may be in Argentite Ag2S,
•	Up to 0.5% of silver may be in Cerargirite AgCl, and
•	Up to 10% of silver is in Electrum (3-90 μm) associated with Aguilarite, Pyrite, and Calcite.

13.2	Gravity Concentration

In January 2013, preliminary gravity concentration tests were performed using a lab scale Falcon concentrator. The samples were taken from flotation tailings, cyclone underflow, and ball mill discharge. The tests were carried out at 60 to 300 earth gravity accelerations and water pressure 2 psi. Electrum was observed by naked eye in gravity concentrates in all tests. The best results were obtained at 60 gravity accelerations recovering 20% of silver and 36% of gold into a concentrate, however the concentrate grade (3.4% of feed weight) was low (209 g/t Ag and 8 g/t Au).

In 2014 it was decided to perform a test on a larger scale under the same conditions. On April 14, 2014, at the Bolañitos plant a test was a conducted by the Falcon staff. The test was completed on approx. 70 kg (100%) of flotation tails and obtained 274 g of primary concentrate (0.39%) . The primary concentrate was cleaned in the same Falcon concentrator and obtained 60 g (0.085%) of 2° clean concentrate. This concentrate was cleaned by a tentadura hand and obtained a concentrated final of 10.3 g (0.015%) with 258 g/t Ag and 20.8 g/t Au. The recovery of silver concentrate ultimately was 0.19% and gold was 1.1% . Based on these results gravity concentration was found to be unprofitable. The estimated operating costs were three times the estimated increase in revenue. If lower operating costs, higher metal prices and a change in mineral with coarser gold materializes than the study should be reinvestigated.

13.3	13.3 Concentrate Sale vs. Cyanide Leaching

In 2008, EDR started processing the Bolañitos concentrate by cyanide leaching at the Guanaceví plant. The average recoveries were 88% of silver and 90% of gold. By the end of 2012, EDR found that concentrate sale was more economic than cyanide leach and began shipping to the concentrate traders.

13.4	Comments on Section 13

The Bolañitos mines have a long history of successful operation and processing and have plans to continue. The QP is of the opinion that the level of metallurgical testing is appropriate for the duration of the life of the mine plan and is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the Bolañitos mines ore.

March 3, 2016	88

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

14.	MINERAL RESOURCE ESTIMATES

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drillhole data constrained by geologic vein boundaries under the direct supervision of HRC. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to audit the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce a geologic model. The metals of interest at Bolañitos are gold and silver.

The mineral resources reported here are classified as Measured, Indicated and Inferred in accordance with standards defined by Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves”, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. Classification of the resources reflects the relative confidence of the grade estimates.

14.1	Density

HRC applied a density of 2.61 t/m3 to convert volume into tonnage. The density is taken indirectly from the “NI43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project Guanajuato State Mexico” dated February 25, 2015, and authored by Michael J. Munroe.

14.2	Methodology

The Bolañitos mineral resource is comprised of 21 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (9 veins) or as 3-dimensional (“3D”) block model (12 veins). The 3D models have been split into 2 areas based on the vein location within the deposit. Table 14-1 summarizes the vein by the modeling method and area.

March 3, 2016	89

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-1 Summary of Veins included in the Mineral Resource Estimate

Bolañitos Main Area
Vein	Strike°	Dip°	Dip Direction°
Cecilia	145	52	235
Daniela Norte	140	85	230
Daniela Sur	147	77	57
Fernanda	132	70	222
Gabriela	120	50	210
Karina	133	65	223
Lana	152	61	242
Lucero - 29520	162	55	252
Lucero - 29566	162	55	252
La Joya	131	78	41
La Luz Sur Area
Vein	Strike°	Dip°	Dip Direction°
La Luz Sur (Drillhole Model)	173	66	263
La Luz Sur (Channel Model)	173	66	263
2D Models
Vein	Strike°	Dip°	Dip Direction°
Belen	-	56	-
HW Belen	-	53	-
Bolañitos	-	65
Old Bolañitos	-	-	-
Cebada	-	-	-
Golondrinas	-	-	-
La Joya	131	78	41
La Luz - San Barnabe	-	58	-
Plateros	148	73	238

14.3	Vertical Longitudinal Projection

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Figure 14-1 displays the VLP for the Belene veins. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

March 3, 2016	90

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Figure 14-1 VLP Showing the Belen Vein with Indicated (blue), Inferred (purple), and Low Grade Resource Blocks (black)

March 3, 2016	91

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

14.3.1	Composite Calculations

Composites for 2D estimates are calculated from underground channel samples taken perpendicular to the vein approximately every 3m along strike of the vein to determine variability in grade and thickness. The samples are grouped into a uniform composite length by using a length weighted average to determine the grade. A single or multiple composites are then used to determine the average grade of a resource block.

14.3.2	Area and Volume Calculations

HRC confirmed the areas reported in EDR resource sheets loading AutoCAD® long VLP’s provided by EDR into ArcGIS® software, and tracing the perimeter of the resource blocks and measuring the area with the built in measuring tool. The dip of the vein and true thickness are known variables. Volume is calculated by multiplying the area of the resource block by the horizontal thickness. The horizontal thickness is used for volume calculations to compensate for the reduction in area when translating the vein to a VLP (Figure 14-2).

Figure 14-2 Cross Section Diagram of VLP Method

March 3, 2016	92

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

14.3.3	VLP Mineral Resource Classification

The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

14.4	3D Block Model Method

14.4.1	Geologic Model

HRC validated the vein models provided by EDR using Leapfrog. Ten veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to insure sample selections for compositing were contained within the modeled veins. Figure 14-3 and Figure 14-4 are 5-meter-thick sections (vertical and level plan, respectively) of the Karina vein with the composites displayed. The surfaces were evaluated in 3D to ensure that both the down dip and along strike continuity was maintained throughout the model. Figure 14-5 through Figure 14-8 show the modeled veins sub-divided into 2 areas from different viewing perspectives.

Figure 14-3 Cross Section (5 Meter Thick) of Karina Vein showing Drillhole and Channel Samples, and Selected Composites

March 3, 2016	93

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Figure 14-4 Level Plan Section (5-Meter-Thick) of Karina Vein showing Samples and Selected Composites

Figure 14-5 Plan View of Main Bolañitos Area

March 3, 2016	94

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Figure 14-6 Down Dip View of Main Bolañitos Area

Figure 14-7 Plan View of La Luz Sur Area

March 3, 2016	95

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Figure 14-8 Long Section View of La Luz Sur Area

14.4.2	Block Model

The 3D geologic solids were converted to block models using Vulcan. The model prototypes are rotated along strike and down dip and encompass the entire vein. Various block sizes were used along strike and down dip. The blocks for thickness were sub-blocked to the vein thickness. A summary of the block model parameters is shown in Table 14-2. The volume, tonnage, and average statistics for sample length, silver, and gold are presented in Table 14-3.

March 3, 2016	96

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-2 Bolañitos Block Model Parameters

Vein	Origin			Rotation			Block Size			Number of Blocks			Maximum Extent
	X	Y	Z	Z	Y	X	X	Y	Z	X	Y	Z	X	Y	Z
Cecilia	258,120	2,329,690	2,130	-7	0	0	150	1	1	1	210	102	258,270	2,329,900	2,232
Daniela Norte	258,400	2,329,680	2,100	-35	0	0	210	1	1	1	300	25	258,610	2,329,980	2,125
Daniela Sur	258,800	2,328,980	1,990	-35	0	0	420	1	1	1	900	500	259,220	2,329,880	2,490
Fernanda	258,700	2,329,000	2,090	-40	0	0	30	1	1	7	650	310	258,910	2,329,650	2,400
Gabriela	258,620	2,329,280	2,100	-70	0	0	210	1	1	1	300	252	258,830	2,329,580	2,352
Karina	258,700	2,328,900	2,080	-40	0	0	300	1	1	1	660	500	259,000	2,329,560	2,580
Lana	259,000	2,329,000	1,940	-30	0	0	360	1	1	1	1,000	450	259,360	2,330,000	2,390
Lucero - 29520	258,380	2,329,380	2,190	-15	0	0	120	1	1	1	240	100	258,500	2,329,620	2,290
Lucero - 29566	258,250	2,329,400	2,050	-15	0	0	120	3	3	1	220	50	258,370	2,330,060	2,200
La Luz Sur (Drillhole Model)	256,600	2,330,250	1,850	0	-28	0	400	5	5	1	190	130	257,000	2,331,200	2,500
La Luz Sur (Channel Model)	256,600	2,330,250	1,850	0	-28	0	400	5	5	1	190	130	257,000	2,331,200	2,500
La Joya	258,790	2,329,600	2,000	-41	0	0	360	1	1	1	330	400	259,150	2,329,930	2,400

March 3, 2016	97

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-3 Vein Model Sample Statistics

Vein	Volume	Tonnage	Average
	(m3)	(tonne)	Interval Length	Length (%)	Ag (g/t)	Au (g/t)
Cecilia	12,776	33,344	54	0.42	127	1.56
Daniela Norte	34,771	90,751	288	2.28	242	2.41
Daniela Sur	455,290	1,188,308	3,119	24.65	172	2.71
Fernanda	71,926	187,728	87	0.69	137	2.70
Gabriela	27,919	72,867	119	0.94	123	1.54
Karina	186,911	487,839	2,311	18.26	162	2.42
Lana	494,197	1,289,854	4,297	33.96	101	1.25
Lucero - 29520	41,863	109,262	538	4.25	182	2.78
Lucero - 29566	87,596	228,626
La Luz Sur (Drillhole Model)	639,201	1,668,314	336	2.65	44	1.14
La Luz Sur (Channel Model)	93,681	244,507	550	4.35	153	3.85
La Joya	144,348	376,749	67	0.53	159	0.88

Minable volumes, which exclude historical production and unclassified material, were coded into the block models by EDR (Figure 14-9).

Figure 14-9 Long Section of Karina Vein Block Model with Mineable Volumes Coded Red

March 3, 2016	98

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

14.4.3	Compositing

The assays intervals used to define the hanging wall and footwall intercepts within each vein were composited into a single intercept and the true thickness was calculated using the vein dip and dip direction. Descriptive statistics for the vein true thickness composites are presented in Table 14-4.

Table 14-4 Composite True Thickness Statistics by Vein

Vein	Dip°	Dip Direction°	Minimum	Maximum	Mean
			(m)	(m)	(m)	Std. Dev
Cecilia	52	235	0.02	1.8	0.42	0.41
Daniela Norte	85	230	0.19	4.4	1.39	0.74
Daniela Sur	77	57	0.10	6.2	2.04	0.89
Fernanda	70	222	0.10	2.3	0.74	0.44
Gabriela	50	210	0.00	3.0	0.57	0.54
Karina	65	223	0.02	5.0	1.40	0.80
Lana	61	242	0.01	4.8	1.25	0.76
Lucero - 29520	55	252	0.19	4.3	1.40	0.85
Lucero - 29566	55	252	0.19	4.3	1.40	0.85
La Luz Sur (Drillhole Model)	66	263	0.14	5.6	1.65	1.11
La Luz Sur (Channel Model)	66	263	0.00	8.0	1.54	1.16
La Joya	85	41	0.01	3.6	1.19	0.62

14.4.4	Capping

Grade capping is the practice for replacing any statistical outliers with a maximum value from the assumed sampled distribution. This is done statistically to better understand the true mean of the sample population. The estimation of highly skewed grade distribution can be sensitive to the presence of even a few extreme values.

EDR utilized cumulative frequency plots, and sample statistics to determine appropriate capping values for silver and gold in each vein. HRC reviewed and confirmed these capping values. The final dataset for grade estimate in the block model consists of composites capped as presented in Table 14-5. Descriptive statistics for the capped silver and gold composites are presented in Tables 14-6 and 14-7, respectively.

March 3, 2016	99

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-5- Capping Limits for Silver and gold by Vein

Vein	Silver Cap (g/t)	Gold Cap (g/t)
Cecilia	560	6.00
Daniela Norte	1,400	15.00
Daniela Sur	730	15.00
Fernanda	680	15.00
Gabriela	1,100	6.00
Karina	NO CAP	NO CAP
Lana	870	17.00
Lucero - 29520	967	15.00
Lucero - 29566	967	15.00
La Luz Sur (Drillhole Model)	669	18.00
La Luz Sur (Channel Model)	669	18.00
La Joya	800	3.00

Table 14-6 Capped Silver Summary Statistics within Veins

Vein	Count	Minimum	Maximum	Mean	Std. Dev.	COV
	(n)	(g/t)	(g/t)	(g/t)
Cecilia	41	0	406	101	95	0.94
Daniela Norte	192	0	1,314	278	268	0.96
Daniela Sur	1,335	0	730	160	120	0.75
Fernanda	86	0	602	137	117	0.86
Gabriela	86	0	494	118	116	0.98
Karina	1,239	0	1,769	163	150	0.92
Lana	1,180	0	870	194	162	0.84
Lucero - 29520	300	0	967	167	169	0.94
Lucero - 29566
La Luz Sur (Drillhole Model)	132	0	453	74	102	1.39
La Luz Sur (Channel Model)	368	1	669	110	130	1.18
La Joya	45	0	800	173	213	1.23

March 3, 2016	100

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-7 Capped Gold Summary Statistics within Veins

Vein	Count	Minimum	Maximum	Mean	Std. Dev.	COV
	(n)	(g/t)	(g/t)	(g/t)
Cecilia	41	0.01	3.92	1.36	1.17	0.86
Daniela Norte	192	0.00	15.00	2.32	3.05	1.32
Daniela Sur	1,335	0.00	15.00	2.33	2.46	1.05
Fernanda	86	0.01	12.26	2.59	2.39	0.92
Gabriela	86	0.01	6.00	1.21	1.42	1.17
Karina	1,239	0.00	30.36	2.13	2.17	1.02
Lana	1,180	0.00	17.00	2.15	2.87	1.33
Lucero - 29520	300	0.00	15.00	2.27	2.62	0.94
Lucero - 29566
La Luz Sur (Drillhole Model)	132	0.02	10.13	2.25	2.48	1.10
La Luz Sur (Channel Model)	368	0	14	2	3	1.07
La Joya	45	0	3	1	1	1.10

14.4.5	Variography

A variography analysis was completed by to establish spatial variability of silver and gold values in the deposit. Variography establishes the appropriate contribution that any specific composite should have when estimating a block volume value within a model. This is performed by comparing the orientation and distance used in the estimation to the variability of other samples of similar relative direction and distance.

Variography was analyzed by EDR for silver and gold. The subsequent variograms defining the maximum continuity were modeled with a spherical variogram. HRC reviewed the variogram model and as determined them to be acceptable for use in estimation. The variogram parameters for silver and gold are presented in Tables 14-8 and 14-9 respectively.

March 3, 2016	101

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-8 Summary of Silver Variogram Parameters

Cecilia		Daniela Norte		Daniela Sur		Fernanda		Gabriela		Karina
Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1
0.260	0.500	0.380	0.360	0.100	0.780	1.890	1.780	0.260	0.731	0.260	0.731
Distance1		Distance1		Distance1		Distance1		Distance1		Distance1
Major	30	Major	10	Major	20	Major	22	Major	20	Major	22
Semi-Major	12	Semi-Major	6	Semi-Major	10	Semi-Major	12	Semi-Major	12	Semi-Major	10
Minor	10	Minor	6	Minor	10	Minor	10	Minor	10	Minor	8
Lana		Lucero - 29520		Lucero - 29566		La Luz Sur (Drillhole Model)		La Luz Sur (Channel Model)		La Joya
Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1
0.290	0.230	0.080	0.780	0.080	0.780	0.300	0.950	0.300	0.950	0.110	0.500
Distance1		Distance1		Distance1		Distance1		Distance1		Distance1
Major	22	Major	25	Major	25	Major	30	Major	30	Major	20
Semi-Major	12	Semi-Major	10	Semi-Major	10	Semi-Major	30	Semi-Major	30	Semi-Major	10
Minor	10	Minor	10	Minor	10	Minor	25	Minor	25	Minor	10

March 3, 2016	102

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-9 Summary of Gold Variogram Parameters

Cecilia		Daniela Norte		Daniela Sur		Fernanda		Gabriela		Karina
Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1
18.000	0.600	0.360	0.740	0.040	0.590	0.034	1.590	0.180	1.090	0.176	1.090
Distance1		Distance1		Distance1		Distance1		Distance1		Distance1
Major	30	Major	10	Major	20	Major	22	Major	20	Major	22
Semi-Major	12	Semi-Major	6	Semi-Major	10	Semi-Major	12	Semi-Major	12	Semi-Major	10
Minor	12	Minor	6	Minor	10	Minor	10	Minor	12	Minor	8
Lana		Lucero - 29520		Lucero - 29566		La Luz Sur (Drillhole Model)		La Luz Sur (Channel Model)		La Joya
Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1	Nugget (C0)	C1
0.250	0.570	0.030	0.590	0.030	0.590	0.300	0.950	0.300	0.950	0.110	0.500
Distance1		Distance1		Distance1		Distance1		Distance1		Distance1
Major	22	Major	25	Major	25	Major	30	Major	30	Major	20
Semi-Major	12	Semi-Major	10	Semi-Major	10	Semi-Major	30	Semi-Major	30	Semi-Major	10
Minor	10	Minor	10	Minor	10	Minor	25	Minor	25	Minor	10

March 3, 2016	103

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

14.4.6	Estimation Parameters

EDR used an ordinary kriging (“OK”) method to estimate the block models. The OK method was confirmed by HRC for reporting as a reliable fit with drillhole data throughout the models. The search ellipse parameters used for estimation are shown in Table 14-10.

Silver and gold grades were estimated in each vein by using a single search ellipse. The size, direction, and anisotropy of the search ellipse depended on the variography, and the number of composites.

Table 14-10 Estimation Parameters

Vein	Cecilia	Daniela Norte	Daniela Sur	Fernanda	Gabriela	Karina
Number of Composites
Min	1	1	1	1	1	1
Max	8	6	8	8	8	8
Search Ellipsoid Rotation
AZI	263	240	60	270	200	235
DIP	-45	-85	-70	-70	-52	-65
Search Ellipsoid Distance
Major	30	10	20	22	20	22
Semi-Major	12	6	10	12	12	10
Minor	10	6	10	10	12	8
Vein	Lana	Lucero - 29520	Lucero - 29566	La Luz Sur (Drillhole Model)	La Luz Sur (Channel Model)	La Joya
Number of Composites
Min	1	1	1	1	1	1
Max	8	4	6	8	8	8
Search Ellipsoid Rotation
AZI	220	255	255	270	270	65
DIP	-55	-45	-55	-22	-22	-80
Search Ellipsoid Distance
Major	22	25	25	30	30	22
Semi-Major	12	10	10	30	30	10
Minor	10	10	10	25	25	8

14.4.7	Model Validation

The Bolañitos models were validated by the following methods:

•	Comparison of the global descriptive statistics from the Ordinary Krige (“OK”), Nearest Neighbor (“NN”), and composite data, and
•	Inspection of the ID block model on long section in comparison to the composite grades.

March 3, 2016	104

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

14.4.7.1	Comparison with Ordinary Krige and Nearest Neighbor Models

The NN model was run to serve as comparison with the estimated results from the OK method. Descriptive statistics for the OK method along with those for the NN, and drillhole composites for gold and silver are shown in Tables 14-11 and 14-12, respectively.

Table 14-11 Silver Model Descriptive Statistical Comparison

Cecilia	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	41	0	406	101	95	0.94
	OK	10469	0	406	112	89	0.80
	NN	10469	0	406	114	111	0.98
Daniela Norte	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	192	0	1314	278	268	0.96
	OK	16209	0	1241	201	183	0.91
	NN	16209	0	1314	201	222	1.11
Daniela Sur	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1335	0	730	160	120	0.75
	OK	156217	0	730	137	110	0.80
	NN	156217	0	730	134	130	0.97
Fernada	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	86	0	602	137	117	0.86
	OK	80598	0	602	104	115	1.11
	NN	80598	0	602	103	129	1.25
Gabriela	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	86	0	494	118	116	0.98
	OK	16928	0	361	113	87	0.77
	NN	16928	1	494	108	103	0.96
Karina	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1239	0	1769	163	150	0.92
	OK	107158	0	1537	133	118	0.88
	NN	107158	0	1537	134	163	1.22
Lana	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1180	0	870	194	162	0.84
	OK	132047	0	878	137	143	1.04
	NN	132047	0	878	135	173	1.29

March 3, 2016	105

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resouorce Estimates

Table 14-11 (Cont.) Silver Model Descriptive Statistical Comparison

Lucero - 29520	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	300	0	967	167	169	0.94
	OK	14921	3	366	98	79	0.80
	NN	14889	1	376	96	83	0.86
Lucero - 29566	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	300	0	967	167	169	0.94
	OK	2490	0	545	98	119	1.22
	NN	2490	0	958	81	122	1.50
La Luz Sur (Drillhole Model)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	132	0	453	74	102	1.39
	OK	16757	3	420	49	81	1.67
	NN	16757	0	453	45	92	2.03
La Luz Sur (Channel Model)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	368	1	669	110	130	1.39
	OK	6102	3	611	108	119	1.09
	NN	-	-	-	-	-	-
La Joya	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	45	0	800	173	213	1.39
	OK	24205	0	1005	113	143	1.27
	NN	24205	0	1005	112	167	1.49

March 3, 2016	106

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-12 Gold Model Descriptive Statistical Comparison

Cecilia	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	41	0.01	3.92	1.36	1.17	0.86
	OK	10469	0.01	3.75	1.53	1.07	0.70
	NN	10469	0.01	3.92	1.43	1.30	0.91
Daniela Norte	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	192	0.00	15.00	2.32	3.05	1.32
	OK	16209	0.01	10.69	1.55	1.90	1.22
	NN	16209	0.00	15.80	1.52	2.49	1.63
Daniela Sur	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1335	0.00	15.00	2.33	2.46	1.05
	OK	156217	0.00	14.01	2.15	2.41	1.12
	NN	156217	0.00	15.00	2.08	2.76	1.33
Fernada	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	86	0.01	12.26	2.59	2.39	0.92
	OK	80598	0.01	8.73	1.89	2.26	1.20
	NN	80598	0.01	12.26	1.87	2.45	1.31
Gabriela	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	86	0.01	6.00	1.21	1.42	1.17
	OK	16928	0.02	5.72	1.20	1.21	1.01
	NN	16928	0.02	6.59	1.22	1.55	1.27
Karina	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	1239	0	30.36	2.13	2.17	1.02	0.47
	OK	107158	-0.14	18.31	1.76	1.60	0.91
	NN	107158	0.00	30.36	1.73	2.11	1.22
Lana	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	1180	0.00	17.00	2.15	2.87	1.33
	OK	132047	0.00	13.19	1.51	1.87	1.24
	NN	132047	0.00	17.00	1.47	2.31	1.58
Lucero - 29520	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	300	0.00	15.00	2.27	2.62	1.15
	OK	14921	0.03	6.22	1.10	1.20	1.09
	NN	14889	0.01	6.53	1.04	1.24	1.19

March 3, 2016	107

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-12 (Cont.) Gold Model Descriptive Statistical Comparison

Lucero - 29566	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	300	0.00	15.00	2.27	2.62	1.15
	OK	2490	0.00	12.48	1.77	1.79	1.02
	NN	2490	0.00	37.05	1.62	2.52	1.56
La Luz Sur (Drillhole Model)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	132	0.02	10.13	2.25	2.48	1.10
	OK	16757	0.02	9.37	1.43	1.95	1.36
	NN	16757	0.00	9.37	1.39	2.12	1.53
La Luz Sur (Channel Model)	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	368	0.02	13.99	2.48	2.65	1.07
	OK	6102	0.02	10.23	2.48	2.41	0.97
	NN	-	-	-	-	-	-
La Joya	Model	Samples	Minimum	Maximum	Mean	Std. Dev.	COV
		(n)	(g/t)	(g/t)	(g/t)
	Composite	45	0.01	3.00	0.81	0.89	1.10
	OK	24205	0.01	3.90	0.72	0.76	1.06
	NN	24205	0.01	3.90	0.71	0.85	1.20

The overall similarities of the statistical comparisons between the composites and models represent an appropriate amount of smoothing to account for the proposed narrow vein mining method with minimum dilution. The OK and NN models generally show similar means to the composites. The OK model has similar variance to the composites based on the Coefficient of Variation (“CV”). This is based on the stopes having similar statistics to the composites in operations; however, this will need to be continually examined as additional data is made available.

14.4.7.2	Sectional Inspection

A visual comparison of block grades with drillhole and channel composites was made in long section. The block models follow the grade trends in the data with higher variability in the areas of denser sampling and additional smoothing of the estimate as the distance from data increases. Figures 14-10 and 14-11 display silver and gold long sections, respectively. Each long section is zoomed to a scale for viewing of the Daniela vein as estimated with the composites overlaying the block grades.

March 3, 2016	108

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

NW
LOOKING NORTHEAST
SE
Daniela Sur - Silver Estimate
Silver (g/t)
Absent
0 - 50
50 - 100
100 - 150
150 - 200
200 - 250
>=250
2450 Elev
2400 Elev
2350 Elev
2300 Elev
2250 Elev
2200 Elev
2150 Elev
2100 Elev
2050 Elev
2000 Elev
1950 Elev
0
25
50
75
100
125
150
2240
2230
2220
2210
2200
2190
2180
2170
2160
2150
2140

Figure 14-10 Long Section view of Daniela Sur Vein Block Model showing the Estimated Silver Grades and Composites

March 3, 2016	109

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

LOOKING NORTHEAST
NW
SE
Daniela Sur - Gold Estimate
Gold (g/t)
Absent
0.0 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>= 10.0
2400 Elev
2350 Elev
2300 Elev
2250 Elev
2200 Elev
2150 Elev
2100 Elev
2050 Elev
2000 Elev
1950 Elev
0 25 50 75 100 125 150
2240
2230
2220
2210
2200
2190
2180
2170
2160
2150
2140

Figure 14-11 Long Section view of Daniela Sur Vein Block Model showing the Estimated Gold Grades and Composites

March 3, 2016	110

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

14.4.8	Mineral Resource Classification

The mineral resource classification for Bolañitos has not changed since the previous Technical Report.

Measured resources are those blocks that reside up to 10 m from production sample data or halfway to adjacent data points, whichever is less.

Indicated resource blocks for the existing operations are within a maximum distance of 20 m from any data point including development, chip samples or drill hole intercepts. For the exploration division's polygonal resource estimates, a 25 m search radius is used in the definition of indicated resources.

Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the mining operations, these are outlined and estimated based on the mine's interpretation and confidence in the historical sampling results. For the exploration division's polygonal resource estimates, a 50 m search radius is used in the definition of inferred resources.

14.5	Bolañitos Mineral Resource Statement

The mineral resource estimate includes all analytical data obtained as of December 31, 2015. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors.

Mineral resources are reported above a silver equivalent grade of 175 gpt, assuming a silver price of $17.60 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction. Baseline assumptions for breakeven cutoff grade are based on Table 14-13:

March 3, 2016	111

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-13 Cutoff Grade Assumptions for Bolañitos Mine

Ag $/oz	$17.60
Au $/oz	$1,265.00
Concentrate Recovery Ag	76%
Concentrate Recovery Au	85%
Payable Ag	96%
Payable Au	96%
Mining Cost $/t	$36.32
Process Cost $/t	$19.91
G&A Cost $/t	$15.77
SRF Costs $/t	$0.00
Transport Cost $/t	$0.00
NSR Ag $/g	$0.41
NSR Au $/g	$33.07
AgEq: Au	$80.22
Mine Cutoff $	$72.01
Mill Cutoff $	$35.69
Mine Cutoff AgEq g/t	175
Mill Cutoff AgEq g/t	87
*SRF: Smelting, Refining, Freight, Incidentals

Based on these assumptions, HRC considers that reporting resources at a 175 g/t cutoff constitutes reasonable prospects for economic extraction based on the current mining method and demonstrated recoveries.

14.5.1	VLP Mineral Resource Estimate

The VLP mineral resource presented in Table 14-14 is exclusive of the mineral reserves.

March 3, 2016	112

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-14 Polygonal Resource at the Bolañitos, Effective Date of December 31, 2015

Belen	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	89,827	306	77	222,197	3.27	9,449
	Measured + Indicated	89,827	306	77	222,197	3.27	9,449
	Inferred	9,329	362	67	20,093	4.21	1,264
HW Belen	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	156,449	288	113	569,718	2.49	12,540
	Measured + Indicated	156,449	288	113	569,718	2.49	12,540
	Inferred	32,802	230	101	106,238	1.85	1,953
Bolañitos	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	108,142	246	197	686,434	0.69	2,397
	Measured + Indicated	108,142	246	197	686,434	0.69	2,397
	Inferred	151,927	287	240	1,170,420	0.68	3,317
Old Bolañitos	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	0	0	0	0	0.00	0
	Measured + Indicated	0	0	0	0	0.00	0
	Inferred	33,041	308	184	195,328	1.78	1,891
Cebada	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	185,743	362	233	1,394,189	1.84	10,979
	Measured + Indicated	185,743	362	233	1,394,189	1.84	10,979
	Inferred	212,102	361	241	1,643,983	1.72	11,705
Golondrinas	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	0	0	0	0	0.00	0
	Measured + Indicated	0	0	0	0	0.00	0
	Inferred	78,920	304	121	308,222	2.61	6,615

March 3, 2016	113

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-14 (Cont.) Polygonal Resource at the Bolañitos, Effective Date of December 31, 2015

La Joya	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	0	0	0	0	0.00	0
	Indicated	45,205	292	199	289,345	1.32	1,920
	Measured + Indicated	45,205	292	199	289,345	1.32	1,920
	Inferred	6,367	187	126	25,821	0.87	179
La Luz - San Barnabe	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	0	0	0	0	0.00	0
	Measured + Indicated	0	0	0	0	0.00	0
	Inferred	57,676	311	96	177,760	3.08	5,705
Plateros	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	189,659	247	140	856,369	1.52	9,288
	Measured + Indicated	189,659	0	0	856,369	0.00	9,288
	Inferred	109,701	255	144	509,528	1.58	5,564
TOTAL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0.00	0
	Indicated	775,023	292	161	4,018,252	1.87	46,573
	Measured + Indicated	775,023	232	161	4,018,252	1.87	46,573
	Inferred	691,865	307	187	4,157,392	1.72	38,193
	Total	1,466,888	299	173	8,175,644	1.80	84,766

14.5.2	3D Block Model Mineral Resource Estimate

The VLP mineral resource presented in Table 14-15 is exclusive of the mineral reserves.

March 3, 2016	114

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-15 3D Block Model Resource at the Bolañitos Mine, Effective Date of December 31, 2015

Cecilia	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	3,102	324	177	17,662	2.10	209
	Indicated	1,954	418	250	15,679	2.40	151
	Measured + Indicated	5,056	360	205	33,340	2.22	360
	Inferred	7,365	407	225	53,187	2.60	616
Daniela Norte	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	1,279	234	169	6,933	0.93	38
	Indicated	324	469	363	3,781	1.52	16
	Measured + Indicated	1,604	281	208	10,714	1.05	54
	Inferred	4,832	440	347	53,892	1.33	207
Daniela Sur	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	10,606	303	139	47,439	2.33	796
	Indicated	3,492	345	164	18,394	2.59	291
	Measured + Indicated	14,097	313	145	65,833	2.40	1,087
	Inferred	22,078	337	176	124,786	2.30	1,635
Fernada	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	2,429	347	169	13,227	2.87	224
	Indicated	3,503	343	155	17,459	3.04	342
	Measured + Indicated	5,932	345	161	30,686	2.97	566
	Inferred	17,035	415	173	95,016	3.90	2,138
Gabriela	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	6,798	323	190	41,620	1.89	414
	Indicated	8,182	330	186	48,949	2.05	540
	Measured + Indicated	14,980	327	188	90,569	1.98	954
	Inferred	9,940	352	163	51,944	2.71	866
Karina	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	27,158	295	158	138,133	1.96	1,710
	Indicated	11,773	352	185	70,167	2.38	900
	Measured + Indicated	38,931	312	166	208,300	2.09	2,611

March 3, 2016	115

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-15 (Cont.) 3D Block Model Resource at the Bolañitos Mine, Effective Date of December 31, 2015

	Inferred	28,735	364	178	164,179	2.66	2,457
Lana	Classification	Tonnes (metric)	Silver Equivalent	Silver		Gold
			(g/t)	(g/t)	(oz)	(g/t)	(oz)
	Measured	10,729	295	180	62,204	1.64	567
	Indicated	10,140	308	188	61,210	1.72	562
	Measured + Indicated	20,870	302	184	123,414	1.68	1,128
	Inferred	35,638	354	210	240,530	2.06	2,365
Lucero - 29520	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	3,767	328	179	21,684	2.13	258
	Indicated	2,054	299	154	10,174	2.07	137
	Measured + Indicated	5,821	318	170	31,858	2.11	395
	Inferred	15,175	328	126	61,297	2.89	1,408
Lucero - 29566	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	0	0	0	0	0	0.00
	Indicated	0	0	0	0	0.00	0
	Measured + Indicated	0	0	0	0	0.00	0
	Inferred	60,062	363	138	266,872	3.21	6,203
La Luz Sur (Drillhole Model)	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	35,389	262	95	108,415	2.38	2,703
	Indicated	124,345	258	96	384,267	2.31	9,230
	Measured + Indicated	159,735	259	96	492,681	2.32	11,933
	Inferred	399,065	393	143	1,836,490	3.56	45,719
TOTAL	Classification	Tonnes	Silver Equivalent	Silver		Gold
			g/t	g/t	oz.	g/t	oz.
	Measured	101,258	289	140	457,317	2.13	6,920
	Indicated	165,766	278	118	630,080	2.28	12,169
	Measured + Indicated	267,024	282	127	1,087,397	2.22	19,088
	Inferred	599,926	383	153	2,948,192	3.30	63,614
	Total	866,950	352	145	4,035,589	2.97	82,703

14.5.3	Bolañitos Mineral Resource Statement

The mineral resources for the Bolañitos mine as of December 31st, 2015, are summarized in Table 14-16. The resources are exclusive of the mineral reserves.

March 3, 2016	116

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

Table 14-16 Mineral Resource Estimate, Effective Date December 31st, 2015

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	101,200	289	140	457,317	2.13	6,920
Indicated	940,700	290	154	4,648,332	1.94	58,742
Measured + Indicated	1,042,000	289	152	5,105,649	1.96	65,662
Inferred	1,291,800	342	171	7,105,584	2.45	101,807
Total	2,333,800	319	163	12,211,233	2.23	167,469

1.	Measured, Indicated and Inferred resource cut-off grades were 175 g/t silver equivalent at Bolañitos.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 75.9% silver and 84.7% gold.
4.	Silver equivalents are based on a 70:1 silver:gold ratio
5.	Price assumptions are $17.60 per ounce for silver and $1,260 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

March 3, 2016	117

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

15.	MINERAL RESERVE ESTIMATES

Mr. Jeff Choquette, P.E., MMSA QP Member, of HRC is responsible for the mineral reserve estimate presented here. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve calculation was completed in accordance with NI 43-101 and has an effective date of December 31st, 2015. Stope designs for reporting the reserves were created utilizing the updated resources and cutoff’s established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

15.1	CALCULATION PARAMETERS

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The parameters used to create the stopes are listed below;

•	Cutoff Grade: 192 g/t AgEq

•	Minimum Mining Width: 0.8 m.

•	Cut and Fill Stope Size: 7m W x 4m H

•	Long Hole Stope Size: 7m W x 20m H

•	External Dilution Cut and Fill: 15%

•	External Dilution Long Hole: 30%

•	Silver Equivalent: 70:1 silver to gold

•	Gold Price: US $1,150/oz.

•	Silver Price: US $16/oz.

•	Gold Recovery: 84.7%

•	Silver Recovery: 75.9%

The stopes were only created with the updated Measured and Indicated resources including internal stope dilution above the calculated cutoff and have demonstrated to be economically viable, therefore Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable reserves as defined by NI 43-101. All Inferred material has been classified as waste.

EDR also has ore grade stockpiles from current and past mining areas which are classified as part of the overall mineral reserve. These stockpiles are used frequently to balance the feed into the plant.

15.1.1	Dilution

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, external dilution was applied in the amount of 15% at a grade of zero. For blocks to be exploited using long hole methods, external dilution was applied in the amount of 30% at a grade of zero. Internal dilution is also applied based on any blocks that fall inside the stope shape but are below cutoff. A mining recovery is also applied to converted resources and is estimated at 95%. The overall result of these factors resulted in and overall dilution factor of 24.0% for Bolañitos.

March 3, 2016	118

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

There is no supporting documentation to support these dilutions or mining recovery estimates. HRC recommends that individual dilution and recovery studies be performed on various veins and types of reserve blocks to refine the global estimates used for dilution and mining recovery.

The global dilution and mining recovery factors at Bolañitos have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, mining method, extraction, and transport. Currently, there is limited information upon which to measure actual dilution and recovery in the stopes, and transport system. The majority of stoping is now done using longhole methods. Without a cavity measuring survey instrument, measuring dilution in these types of stopes is problematic.

15.1.2	Cutoff Grade

The mining breakeven cut-off grade was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The actual production cost data from the third quarter of 2015, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cut-off grade. The parameters used for the calculation are presented in Table 15-1.

The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Bolañitos Project is 192 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

Table 15-1 Mineral Reserve Breakeven Cutoff for the Bolañitos Property

Bolañitos Reserve Cutoff
Ag $/oz	$16.00
Au $/oz	$1,150.00
Concentrate Recovery Ag	0.759
Concentrate Recovery Au	0.847
Payable Ag	0.96
Payable Au	0.96
Mining Cost $/t	$36.32
Process Cost $/t	$19.91
G&A Cost $/t	$15.77
NSR Ag $/g	$0.37
NSR Au $/g	$30.06
Mine Cutoff $/t	$72.01
Mine Cutoff AgEq g/t	192

15.1.3	Reconciliation of Mineral Reserves to Production

Production monitoring and reconciliation of mineral reserves are the ultimate activities by which the mineral reserve estimate can continuously be calibrated and refined. The only valid confirmation of both the mineral resource and mineral reserve estimate is through appropriate production monitoring and reconciliation of the estimates with mine and mill production. Proper reconciliation is required to validate

March 3, 2016	119

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

the mineral reserve estimates and allows a check on the effectiveness of both estimation and operating procedures. Reconciliations identify anomalies which may prompt changes to the mine/processing operating practices and/or to the estimation procedure.

The geology staff at Bolañitos prepare reconciliations of the Life of Mine plan (“LOM”) to actual production from sampling on a monthly basis.

The reconciliation compares the LOM with geology estimates from chip sampling and plant estimates based on head grade sampling. Reconciliation estimates a negative variance on tonnes for both geology and LOM as compared to the plant reported tonnes for 2015 (Table 15-2). Estimated tonnage was 28% higher for geology and 26% higher for the plant than specified in the LOM. Silver equivalent grades although were 6% lower for geology and 5% lower for the plant than specified in the LOM.

Table 15-2 2015 Mine to Plant Reconciliation

	LOM_2015	Geology Short Term	Plant
Ore Mined	360,191	462,260	455,226
Grade Au	2.14	1.97	1.99
Grade Ag	121	117	118
Grade AgEq	271	255	257
Ounces Au	24,785	29,279	29,135
Ounces Ag	1,403,661	1,738,645	1,726,409
Ounces AgEq	3,138,666	3,788,169	3,765,858

Although the reconciliations conducted by EDR show good comparisons on planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. By comparing the LOM plan on a monthly basis to the plant production the actual physical location of the material mined may be different in the plan versus the actual area that was mined. Due to the many faces that are mined during a day this can only be completed on an average monthly basis due to blending of these areas into the mill. The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.

15.2	Reserve Classification

Mineral reserves are derived from measured and indicated resources after applying the economic parameters as stated previously and utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The Bolañitos Project mineral reserves are derived and classified according to the following criteria:

March 3, 2016	120

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

Figure 15-1 shows reserve blocks depicted on a portion of a typical longitudinal section. Proven reserve blocks are shown in red, Probable reserve blocks are shown in green. The mine planners have determined that extraction of the blocks is feasible given grade, tonnes, costs, and access requirements.

March 3, 2016	121

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

MODELO DE RECURSOS VETA LA LUZ — MINA ASUNCION
MODELO DE RECURSOS VETA PLATEROS MINA EL REFUGIO
VETA LA LUZ ASUNCION (LA LUZ NORTE)
VETA LA LUZ EL REFUGIO (LA LUZ SUR)
VETA PLATEROS

ENDEAVOUR SILVER Unidad Bolanitos	BLOCK MODEL	GEOLOGIST: EDR SILVER BY: HECTOR ARVIZO	DATE: 16-Jan-2 SC: 1:2500 PROYECT: LA LUZ AND PLATEROS VEIN

Figure 15-1 La Luz and Plateros Vein Resource and Reserve Section

March 3, 2016	122

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

15.3	Mineral Reserves

The Proven and Probable mineral reserves for the Bolañitos mine as of December 31, 2015 are summarized in Table 15-3. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 15-3 Proven and Probable Mineral Reserves, Effective Date December 31, 2015

Classification	Calc. Method	Vein	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	3D Model	Cecilia	1.0	378.7	256.1	8.2	1.75	0.06	16.8%
		Daniela Sur	9.7	384.6	192.8	60.2	2.74	0.85	18.2%
		Fernanda	0.9	301.0	149.8	4.1	2.44	0.07	15.1%
		Gabriela	3.2	280.2	96.5	9.8	2.63	0.27	13.2%
		Karina	3.3	352.5	139.5	14.8	3.04	0.32	19.7%
		La Joya	6.1	255.6	181.8	35.8	1.09	0.22	35.8%
		La Luz Sur Channel Model	82.9	351.1	134.9	359.6	3.18	8.48	27.6%
		La Luz Sur Drillhole Model	11.1	228.4	57.3	20.4	2.52	0.90	25.6%
		Lana	9.7	351.1	221.9	69.1	1.85	0.57	13.3%
		Lucero 29520	3.3	280.9	100.7	10.6	2.57	0.27	20.8%
	3D Model Total		131.1	335.2	140.6	592.6	2.85	12.00	25.2%
	Stockpile	Stockpile	74.5	249.5	98.0	234.7	2.16	5.18	0.0%
	Stockpile Total		74.5	249.5	98.0	234.7	2.16	5.18	0.0%
Proven Total			205.6	304.1	125.2	827.3	2.60	17.18	16.1%
Probable	3D Model	Cecilia	0.2	393.1	272.1	2.1	1.73	0.01	18.4%
		Daniela Norte	1.1	495.5	375.3	13.2	1.72	0.06	24.7%
		Daniela Sur	1.5	292.4	140.5	6.7	2.17	0.10	26.5%
		Fernanda	0.9	308.8	147.9	4.3	2.86	0.08	19.1%
		Gabriela	1.3	334.1	133.7	5.7	2.90	0.12	20.6%
		Karina	2.2	331.6	137.4	9.7	2.77	0.20	14.8%
		La Joya	1.0	274.6	187.9	6.3	1.31	0.04	32.3%
		La Luz Sur Channel Model	28.6	352.3	121.0	111.1	3.48	3.20	33.2%
		La Luz Sur Drillhole Model	123.2	255.7	86.1	340.8	2.64	10.46	35.3%
		Lana	9.0	300.0	175.5	50.7	1.86	0.54	25.6%
		Lucero 29520	3.6	302.6	98.6	11.3	2.91	0.34	15.0%
	3D Model Total		172.6	279.0	101.3	562.0	2.73	15.15	33.4%
Probable Total			172.6	279.0	101.3	562.0	2.73	15.15	33.4%
Total Proven and Probable Reserves			378.1	292.6	114.3	1,389.3	2.66	32.34	24.0%

1.	Reserve cut-off grades are based on a 192 g/t silver equivalent.
2.	Metallurgical Recoveries were 75.9% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 metres.
5.	Dilution factors averaged 24.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 70:1 silver:gold ratio.
7.	Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

March 3, 2016	123

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mineral Resource Estimates

15.3.1	Factors that may affect the Mineral Reserve Estimate

The Bolañitos operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Bolañitos property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the mineral reserves presented in this report include the following:

•	Mining assumptions,

•	Dilution assumptions,

•	Exchange rates,

•	Changes in taxation or royalties,

•	Variations in commodity price,

•	Metallurgical recovery, and

•	Processing assumptions.

March 3, 2016	124

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mining Methods

16.	MINING METHODS

16.1	Mining Operations

As of June, 2007, EDR assumed management of day-to-day mining operations at the Bolañitos Project, in order to allow for more flexibility in the operations and to continue optimizing the costs. As of December 31, 2015, the Bolañitos Project had a roster totaling 345 employees and an additional 223 contractors. The mine's operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to EDR, the miners are currently unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by EDR staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules. All of the mining activities are conducted under the direct supervision and guidance of the mine manager.

16.2	Ground Conditions

The ground conditions at the Bolañitos and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. At the Cebada mine, the ground conditions are similar to the other mines, with the exception of the hanging wall of the deposit which is comprised of a weak, laminated graphitic shale. The weak nature of the hanging wall material requires additional rock bolting. The current cut and fill mining method is well suited to these ground conditions. Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

16.3	Mining Method

Conventional drill and blast methods are used to extract the ore at Bolañitos, and access to the mining areas is provided by ramps and audits. Mine development headings are drilled by jumbo and by jackleg. Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground. Over the past several years a transition to a modified long hole method has taken place wherever the width and dip of the vein is applicable to this method.

Once sill development is completed and the limits of the ore have been defined, stope production can begin. For conventional cut and fill stoping, ore is mined upward in horizontal slices using jackleg drills. Cut and fill mining is a method of short hole mining with hole lengths usually less than 2m. For long hole mining the holes are typically 10-12m in length but vary from 6 to 16m depending on the stope. Under certain circumstances concrete is used as fill to create a solid floor. This enables mining from the stope below up to the concrete pillar and recovering most, if not all of the ore pillar that would otherwise be left behind. This process is usually reserved for high-grade floor pillars.

March 3, 2016	125

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mining Methods

For cut and fill the production cycle starts by drilling upper holes using a jackleg. Geologists mark up the vein, and the stope is drilled and blasted accordingly. Drillholes on the vein are blasted first. After the ore has been mucked, the holes drilled in waste are then blasted to achieve the dimensions required for the scoop to work in the next production lift.

By comparison, longhole open-stoping, holes are drilled upwards and/or downwards from the sill level. Longhole methods are typically 6 to 16m in length and are more productive than cut and fill methods. Longhole stoping is also cheaper than conventional cut and fill stoping. As with cut and fill methods, longhole stopes are filled with waste rock from development headings or from surface waste.

Some of the ore produced with the longhole drill machines is generated by drilling old pillars. Other stopes are blind by drilling uppers and blasting a slot at the far end of the stope to enable the ore to break in the subsequent larger stope blasts. Uppers are drilled to a 10-15m height on vein projections in rows across the width of the vein. The rows closest to the slot are blasted first. The stope is mucked clean, or at least sufficiently to allow the next blast. The ore is extracted using remote- controlled scoops.

16.4	Mine equipment

The mine has its own fleet of scoops, trucks, and drills as summarized in Table 16-1. Ore is typically delivered to the surface by contactors via truck haulage up the ramps. The list of contractor equipment utilized inside the mine and on surface is listed in Table 16-2.

Table 16-1 Bolañitos Owned Mine Equipment

Loaders	Capacity	Model	Qty
Scoop Tram	1.5 yds	LT 270	1
Scoop Tram	2 yds	Wagner 2D	3
Scoop Tram	2 yds	LH 203 SANDVIK	5
Scoop Tram	2 yds	TORO 151	1
Scoop Tram	3.5 yds	LH 307 SANDVIK	4
Trucks	Capacity	Model	Qty
Truck	10 t	ELMACK	5
Truck	15 t	TH 315 SANDVIK	2
Truck	personnel	transporter	1
Drills	Capacity	Model	Qty
Drill		RAPTOR MINI DH 174	1
Drill		RAPTOR 44	1
Drill		STOPE MATE	1
Drill		18 LEG MACHINE	1
Other	Capacity	Model	Qty
Tractor		New Holland	8
Tractor		New Holland Boomer	1
Tractor		John Deere	1
Handler		Manitou	1

March 3, 2016	126

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mining Methods

Table 16-2 Contractor Mine Equipment

Loaders	Capacity	Model	Qty
Scoop Tram	2 yds	Atlas Copco	3
Scoop Tram	2 yds	Sandvick	2
Scoop Tram	3.5 yds	Sandvick	2
Scoop Tram	6 yds	Atlas Copco	1
Loader	3 m3	Cat 928G	1
Excavator	Hammer	Cat 325C	1
Loader	3 m3	John Deere 624G	1
Trucks	Capacity	Model	Qty
Truck	7 t	Low Profile
Truck	7 m3	Dump truck	11
Truck	14 m3	Dump truck	6
Drills	Capacity	Model	Qty
Jumbo	16 ft	Axera Sandvick	2
Jumbo	70 ft	Resemin	1
Other	Capacity	Model	Qty
Backhoe	1 yd3	Case 580	2
Cat Tractor		D4	1

16.5	Mine Production

Table 16-3 summarizes the total 2015 Bolañitos production by month. A total of 466,141 mined tonnes were reported in 2015 with 188,889 Ag ounces and 2,442 Au ounces.

Table 16-3 Summary of 2015 Bolañitos Production

Month	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (oz)	Au (oz)
January	43,659	159	2.29	319	222,910	3,211
February	46,322	139	2.34	303	207,315	3,480
March	49,535	125	2.03	267	198,431	3,240
April	37,379	120	1.61	233	144,272	1,932
May	42,776	137	1.78	262	188,889	2,442
June	43,620	139	1.76	263	195,554	2,467
July	38,203	110	1.80	236	135,070	2,208
August	33,869	113	1.96	250	123,311	2,135
September	34,346	112	1.90	245	123,871	2,095
October	32,542	104	1.80	230	108,519	1,884
November	28,532	96	1.73	217	87,750	1,591
December	35,358	102	1.98	240	115,498	2,253
Total	466,141	124	1.93	259	1,851,390	28,938

Table 16-4 summarizes the actual production versus the budgeted production for 2015. Total development for 2015 was 9,713 meters of advancement, of which 4,355 meters were in mineral development and 5,358 meters were in waste development. Waste development includes bypasses, ventilation raises and ore passes, ramps, areas of waste vein, and cross-cuts to vein.

March 3, 2016	127

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Mining Methods

Table 16-4 Summary of 2015 Budget versus Actual Production

Area	Description	Budget	Actual	Variance	Actual as % of Budget
Plant	No. of Days Tonnes of Ore Silver Grade (g/t) Gold Grade (g/t) Silver Recovery Gold Recovery Silver Ounces Recovered Gold Ounces Recovered	341 391,600 121 2.13 80.1% 82.7% 1,220,238 22,205	318 455,226 118 1.99 83.9% 82.3% 1,449,773 23,966	-23 63,626 -3 -0.14 3.77% -0.39% 229,535 1,761	93% 116% 98% 93% 105% 100% 119% 108%
Mine	No. of Days Tonnes of Ore Silver Grade (g/t) Gold Grade (g/t)	360 360,191 121 2.14	360 466,141 124 1.93	0 105,950 2 -0.21	100% 129% 102% 90%
Development	Waste Development (m) Ore Development (m) Total (m)	4,841 2,405 7,246	5,358 4,355 9,713	517 1,950 2,467	111% 181% 134%

The remaining reserve life-of-mine plan is based on a nominal production rate of 1,200 tonnes per day of ore mined from underground. This plan is also based on $16/oz silver and $1150/oz gold, and additional parameters as shown in Table 15-1. Utilizing nominal production rates, the remaining reserves show an expected mine life of 0.9 years. Total development planned for 2016 is 639 meters with 164 of those meters in waste development and 475 meters in ore.

As stated previously in section 15.1.1, dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, external dilution was applied in the amount of 15% at a grade of zero. For blocks to be exploited using long hole methods, external dilution was applied in the amount of 30% at a grade of zero. Internal dilution is also applied based on any blocks that fall inside the stope shape but are below cutoff. A mining recovery is also applied to converted resources and is estimated at 95%. The overall result of these factors resulted in an overall dilution factor of 24.0% for Bolañitos.

March 3, 2016	128

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Recovery Methods

17.	RECOVERY METHODS

17.1	Production

As of December 31 2015, the Bolañitos mine produced 455,226t of ore grading 118 g/t silver and 1.99 g/t gold from which 1,449,773 oz silver and 23,966 oz gold were recovered. Silver and gold recoveries averaged 83.9% and 82.3%, respectively.

17.2	Bolañitos Plant

The plant processing rate is 1,600 t/d after it was expanded from 1,200 t/d in 2012 adding a 6’x16’ vibration screen, four additional flotation cells 500 ft3 each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system. A general view of the Bolañitos processing plant is shown in Figure 17-1 and a process flow sheet is illustrated in Figure 17-2.

Figure 17-1 General View of the Bolañitos Processing Plant

March 3, 2016	129

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Recovery Methods

Figure 17-2 Process Flow Sheet of the Bolañitos Plant

Run-of-mine ore is hauled by 20 tonne dumper trucks and discharge on a grizzly with opening 11”. Oversize rock (>11’) is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24”x36”. After the primary crusher the ore is held in two coarse ore bins each with a 450 t capacity. Figure 17-3 shows the primary crushing circuit.

Figure 17-3 View of the Primary Crusher Circuit (left); Crushed Ore Bins (right)

March 3, 2016	130

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Recovery Methods

From the coarse ore bins the ore is conveyed to a 6’x16’ vibratory screen with openings 3/8”, the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25’ standard head Symons secondary cone crusher where the ore size is crushed down to 2”. The secondary crusher product is screened by a 5’x10’ vibratory screen with openings 3/8”. The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher (Metso, HP200). Figure 17-4 shows the secondary crushing circuit.

Figure 17-4 Vibration Screen, Single 6’x16’Deck (left); Fine Crushing Circuit (right)

The fine crushed ore (approx. 80-85% of -3/8”) is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 500 tonnes of ore.

The grinding circuit consists of two ball mills: No. 1 is of size 9’6” x 14’ with a 600 HP motor, the No. 2 mill is of size 11’x18’7” with a 1000 HP motor. The mills are fed independently from respective ore bins. Figure 17-5 shows the two ball mills.

Figure 17-5 Original Ball Mill #1, size 9’6”x14’ (left), Ball Mill #2, size 11’x18’7”, 1000 HP Motor, and Fine Ore Bin on the back,
Both Installed in 2011 (right)

March 3, 2016	131

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Recovery Methods

The grinding product is the cyclone overflow with 70-75% passing 74 microns and flows further to the flotation circuit. Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t. Figure 17-6 shows the cleaner cells and flocculent mixing system.

Figure 17-6 1st Cleaner Cells (left); Flocculent Mixing System (right)

The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders. Figure 17-7 shows the filter press and concentrate storage and shipment loading area.

Figure 17-7 Filter Press (left); Concentrate Storage and Shipment Loading Area (right)

March 3, 2016	132

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Project Infrastructure

18.	PROJECT INFRASTRUCTURE

EDR has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to comply with all regulatory standards imposed by the various government agencies.

18.1	Mine Pumping

At the Bolañitos Project, only a limited amount of ground water is encountered, each mine contains a principal sump that sends the water to the surface. Underground settlers/sumps ensure that the water pumped to surface is largely free of solids. During development, further dewatering facilities are provided to pump any ground water and mine service water to the water treatment facility. Dewatering lines are advanced with the main ramp development.

18.2	Mine Ventilation

At the Bolañitos mine, eight raise boreholes were developed to improve the ventilation during progressive periods of the mine development. Five of the raises were developed for the Bolañitos vein and the others were developed for the Lucero vein areas.

The principal mine ventilation for the Bolañitos vein areas is provided by a 70,000 cfm exhaust fan that was installed in borehole number one, with the fresh air drawn down the ramp and the other four boreholes of the area. At the Lucero, Daniela Sur and Daniela Norte ramps, 4 exhaust fans are installed in boreholes #8 (120k), #10 (80k), #12 (160k) and a conventional raise (80k), with the fresh air drawn in through the ramps. This system is providing the ventilation requirements which are based on the amount of diesel equipment running at any time, the system is an exhaust system).

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 42 inches in diameter and 20 to 150 hp. These fans are blowing fresh air into the working areas using ventilation tubing to deliver the necessary cfm.

Fresh air for the La Luz Mine is being provided through the access from the Los Angeles Shaft and enters the mine on 310 level where most of the air flows to the 220 level through a series of ramps and conventional raises.

On the 310 and 220 levels, the use of auxiliary electric ventilation fans are used to ventilate the stopes. The total air flow is exhausting to surface through the Asuncion Shaft.

18.3	Mine Electrical

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine sites via 13.2 kV overhead transmission lines. Table 18-1 summarizes the location and capacity of the transformers installed in the Bolañitos Project.

March 3, 2016	133

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Project Infrastructure

Table 18-1 Summary of the Electric Installations at the Bolañitos Project

Area	Location	Transformer Capacity (kVA)	Power input (V)	Power Output (V)
Plant	Surface	750	13,200	440
	Surface	1,000	13,200	440
	Surface	500	13,200	440
Lucero Ramp	Surface	1,000	13,200	2,300
	Surface	750	13,200	440
	Surface	500	2,300	440
	Surface	750	13,200	2300
	underground	750	2,300	440
	Underground	500	2,300	440
	underground	300	2,300	440
	Underground	300	2,300	440
Bolañitos mine	Surface	750	13,200	440
Cebada Mine	Surface	1,000	13,200	2,300
	Surface	300	2,300	440
	Underground	200	2,300	440
	Underground	150	2,300	440
	Underground	300	2,300	440
	Underground	150	2,300	440
	Underground	225	2,300	440
San Elias	Surface	500	13,200	2,300
	Surface	225	13,200	440
	Underground	200	2,300	440
Santa Rosa	Surface	500	13,200	440
Asunción	Surface	300	13,200	440
	Surface	500	13200	2,300

March 3, 2016	134

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Market Studies and Contracts

19.	MARKET STUDIES AND CONTRACTS

EDR has neither a hedging nor forward selling contract for any of its products. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets. Due to the size of the bullion market, which in 2014 saw a demand for silver of 1.07 billion ounces, EDR's activities will not influence silver prices (it produced 7.2 million ounces, or less than 1% of world demand).

EDR produces a silver concentrate which is then shipped for refining. The concentrate produced by EDR at its mines is refined by third parties before being sold. To a large extent, silver concentrate is sold at the spot price.

Table 19-1 summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to 2015.

Table 19-1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2015 (prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.53	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	1,192.00	1,411.23	32.23	18.61	23.79
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08
2015	1,295.75	1,049.40	1,160.06	18.23	13.71	15.68

Over the period from 2000 to 2015, world silver and gold prices have increased significantly. This had a favorable impact on revenue from production of most of the world’s silver mines, including the Bolañitos Project. Between 2011 and 2015 there has been a significant reduction in the silver and gold prices, which has caused much stress for mining companies around the world.

March 3, 2016	135

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Market Studies and Contracts

EDR has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. EDR has a policy of not hedging or forward selling any of its products.

In addition to its own workforce, EDR has a number of contract mining companies working on the Bolañitos property.

19.1	Contracts

Bolañitos has signed a number of contracts or agreements with domestic companies and legal persons in order to cover its production and interests goals. Table 19-2 is a summary of the main contracts that EDR has in place at the Bolañitos Mines Project.

Table 19-2 Contracts Held by the Bolañitos Project

Contract Description	Contracting Organization	Date-Expiry/ Renewal
Mining Contractor	Cominvi, S.A. de C.V.	Valid & Updating
Tailings Dam Bank Construction	Jose Vicente Morales Zarate	8-Apr-15
Freight Concentrate	Capricornio Freight Carrirs SA de CV	31-Dec-16
Security and Surveillance Services	Grupo Securitas Mexico SA de CV	8-May-16
Personnel Transportation Equipment Contracting	Jose Dolores Olmos	31-Dec-16
Equipment Contracting	Jose Vicente Morales Zarate	Valid & Updating
Equipment Contracting	Isabel Quezada	Valid & Updating
Equipment Contracting	Cesar Vicente Martinez Reyez	Valid & Updating
Plant Maintenance Contract Labor	Raul Rivera Beltran	Valid & Updating
Ore Haulage Contract	Jose Vicente Morales Zarate	Valid & Updating
Ore Haulage Contract	Raul Rivera Beltran	Valid & Updating
Ore Haulage Contract	J Isabel Camarillo	Valid & Updating

The Bolañitos Mining Unit is under a Collective Bargaining Agreement with the National Mining Workers Union. This agreement is for an indefinite term and has a yearly general salaries revision each April.

Third party contractors have been engaged to carry out civil engineering works in the Bolañitos Mining Unit. As of 2015 some have been engaged for works to be carried out in the mid – long term range, but most are engaged for works in the short-term range. They are hired on a case by case basis.

March 3, 2016	136

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Environmental Studies, Permitting & Social or Community Impact

20.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Sustainability

The Bolañitos plant operates under the policy of zero industrial discharges into the environment and monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The following aspects are treated with special care by the company as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, Bolañitos has established strict procedures of operation and monitoring in accordance to accepted standards.

•	The tailing dams require strict environmental and operation control.

•	Testing for water pollutants into rivers near the tailings dams.

•	Testing of discharge sewage pollutants.

•	Water recovery in tailings dams is to be returned to the plant for processing.

•	Testing of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

20.2	Closure Plan

The Bolañitos closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities, as summarized in Table 20-1.

Table 20-1 Closure Budget

Facilities	Item	US$
Underground Mines	Stockpiles/shafts	47,000
	Offices/shops/roads	25,000
	Subsidence	9,000
	Mine surface areas	79,000
Sub-Total		160,000
Milling & Flotation Plant	Crushing Area	42,000
	Grinding & Flotation	43,000
	Related Facilities	157,000
Sub-Total		242,000
Tailings Dams	Central Area	439,000
Sub-Total		439,000
Administrative Personnel		323,000
Sub-Total		323,000
Support Services	Post Closure Costs	288,000
Sub-Total		288,000
Grand Total		1,452,000

March 3, 2016	137

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Environmental Studies, Permitting & Social or Community Impact

20.3	Permitting

EDR holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Project.

Table 20-2 lists the existing permits governing the mining and milling operations.

Table 20-2 Summary of Environmental and Mining Permits for the Bolañitos Project

Permit Type	Permit	Issuing Agency	Date-Expiry/ Renewal
Envir Impact Stmt - Lucero Ramp	11/MP-0065/03/10	SEMARNAT	Mine Closure
CUS - Lucero Ramp	11/DS-0066/03/10	SEMARNAT	Mine Closure
MIA and EJT waste dump facilities, access and temporary facilities in Lucero Ramp	11/DS-0020/07/10	SEMARNAT	Mine Closure
CUS waste dump facilities, access and temporary facilities in Lucero Ramp	11/MP-0164/07/10	SEMARNAT	Mine Closure
MIA and EJT raise bore station in Lucero Ramp	11/MP-0072/04/10	SEMARNAT	Permanent
CUS raise bore station in Lucero Ramp	11/DS-0152/02/10	SEMARNAT	Permanent
MIA and EJT waste dump facilities in Lucero	11/MP-0164/07/10	SEMARNAT	Mine Closure
CUS waste dump facilities in Lucero	11/DS-0202/08/11	SEMARNAT	Mine Closure
Process Plant unique environmental license	LAU-11-68/01503-09	SEMARNAT	Permanent
MIA and EJT tailings dam - Authorization II	11/MP-0081/12/13	SEMARNAT	Mine Closure
CSU tailings dam - Authorization II	11/DS-0119/05/13	SEMARNAT	Mine Closure
MIA Raise bore station 1 in Veta la Luz	11/MP-0257/09/14	SEMARNAT	Mine Closure
MIA Raise bore station 2 in Veta la Luz	GTO.-131.1.1/0753/2015	SEMARNAT	Mine Closure
Annual Operation Card COA	COA 2014	SEMARNAT	EVERY YEAR

20.4	Considerations of Social and Community Impacts

Bolañitos considers nearby communities as important stakeholders and, as such, the company pays special attention to their problems and requests for support. A good neighbor and open-door policy characterizes the relations with the seven communities inside and around the area of operations. A company representative interacts with the local authorities frequently.

According to the population and housing census of 2010, the inhabitants in the surrounding communities include 2,711 people living in the 7 locations. Women are 53.0% of the population. Table 20-3 presents population by gender in the communities, and shows the relationship of Bolañitos with them, whether directly or indirectly. The relationship with a community is indirect whenever it has a direct relationship

March 3, 2016	138

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Environmental Studies, Permitting & Social or Community Impact

with another mining company. The communities of Mineral de la Luz, Llanos de Santa Ana, Sangre de Cristo, Mineral de Mexiamora, and Mineral de San Pedro Gilmo are located inside the area of current or future influence. Two other communities are included due to their proximity. Regardless of the indirect relationship with these two communities, Bolañitos considers that it has a shared commitment with them.

Table 20-3 Neighboring Community Population

Location	Relationship	Population
		Total	Male	Female
Mineral de la Luz	Direct	1040	489	551
Santa Ana (Santana)	Indirect	636	318	318
Llanos de Santa Ana	Direct	953	425	528
Mesa Cuata	Indirect	314	144	170
Sangre de Cristo	Direct	247	114	133
Mineral de Mexiamora	Direct	103	55	48
Mineral de San Pedro Gilmonene	Direct	102	49	53
Total		3395	1594	1801

Bolañitos has a policy of social responsibility based on community development. The tactic used to achieve this strategic principle is focused on:

•

Education and Employability: Promoting learning opportunities ranging from basic education to technical skills and supporting the creation and development of small business that provide an economic alternative to mining related jobs.

•	Infrastructure: Supporting construction, improvement or rehabilitation of community facilities, such as the Church, the playgrounds, or the roads.

•	Health: In partnership with government institutions, EDR promote several health campaigns in the communities such as dental, vaccines, nutrition, pet control, and others.

•	Sports: Also in partnership with government institutions and NGOs, EDR supports summer camps for children and in the last two years has sponsored one of the main races that happen in Guanajuato.

•

Environment: EDR runs different environmental campaigns in the communities, such as the recycling of electronics, the reuse of tires to rehabilitate recreational sites, reforestation initiatives, cleaning up campaigns, and others.

•

Traditions and Culture: EDR supports throughout the year the different celebrations that happen in the community, such as the day of the miner, mother´s day, day of the death, children´s day, Christmas celebrations, and others.

In addition, EDR responds to ongoing requests from the community. A large majority of the requests are for discarded materials, but there are also some requests for in kind donations such as transportation of materials, transportation to events, gifts for community celebration (such as children´s day), food, and other assistance.

March 3, 2016	139

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Environmental Studies, Permitting & Social or Community Impact

In order to carry out social responsibility actions, Bolañitos has an internal procedure intended to channel the demands of the local communities, to assess their needs, to prioritize them, and to evaluate donations to be made to improve quality of life. The company is interested in maintaining a social license to operate by working together with the communities, providing communication support in resolving problems, promoting good practices in social solidarity through a work plan with the localities, and aiming for sustainability in all its actions.

The company works respectfully and in coordination with the natural leaders in the surrounding communities, and with local authorities, educational institutions, and government agencies to achieve sustainable development. Actions are mainly aimed at promoting education, sports, culture, health, and environmental care.

The company provides garbage collection service to contribute to environmental sanitation and prevent gastrointestinal diseases. The company also supplies medical services and medicines in cases of emergency or whenever the community service is not available.

March 3, 2016	140

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Capital and Operating Costs

21.	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

In 2015, EDR's Bolañitos Project consisted of a modest size underground mining operation based at Cebada and Bolañitos. The 2015 budget versus actual 2015 capital costs for the Bolañitos Project are summarized in Table 21-1. The exploration drilling capital is not included as part of the 2015 actuals and budget in Table 21-1.

Table 21-1 Budget 2015 and Actual 2015 Capital Costs for the Bolañitos Project

Description	Actual 2015 Cost (US$)	Budget 2015 Cost (US$)
Mine Development	6,057,349	3,004,715
Mine Equipment	92,434	238,600
Plant Equipment	801,619	1,414,310
Vehicles	22,122	47,800
Office and IT	71,935	137,900
Buildings	0	120,000
Total	7,045,459	4,963,325

21.2	Operating Costs

The cash cost of silver produced at the Bolañitos Project in fiscal year 2015 was US $4.31/oz, compared to US $ 1.94/oz in 2015. Cash operating cost per ounce of silver is calculated net of gold credits and royalties.

On a per tonne of ore processed basis, the cash operating costs in 2015 averaged US $71.97 per tonne, compared to US $87.44 in 2014 and US $79.47 in 2013. Table 21-2 also summarizes the 2016 planned estimated operating cost for the Bolañitos Project, which is budgeted at US $74.74/t processed.

Table 21-2 Operating Costs for the Bolañitos Mines Project

Department	Actual 2014 (US$/t)	Actual 2015 (US$/t)	Planned 2016 (US$/t)
Mining	37.86	35.15	34.00
Processing	33.44	23.69	28.00
G&A	16.14	13.13	12.74
Total	87.44	71.97	74.74

March 3, 2016	141

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Economic Analysis

22.	ECONOMIC ANALYSIS

EDR is a producing issuer as defined by NI 43–101. An economic analysis has been excluded from this technical report as the Bolañitos Project is currently in production and this technical report does not include a material expansion of current production

March 3, 2016	142

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Adjacent Properties

23.	ADJACENT PROPERTIES

The Bolañitos Project is located within the Guanajuato mining district, which hosts a number of historically productive mines and in which mining has been carried out for more than 450 years. While a majority of the past producers in the district are located on quartz veins similar or related to those located on the Bolañitos property, there are no immediately adjacent properties which might materially affect the interpretation or evaluation of the mineralization or exploration targets of the Bolañitos Project.

March 3, 2016	143

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Other Relevant Data and Information

24.	OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the Bolañitos Project as of December 31, 2015. HRC knows of no other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.

March 3, 2016	144

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Interpretation and Conclusions

25.	INTERPRETATION AND CONCLUSIONS

EDR’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

25.1	December 31, 2015 Mineral Resource Estimate

The mineral resources for Bolañitos mine as of December 31, 2015, are summarized in Table 25-1. The resources are exclusive of the mineral reserves.

Table 25-1 Mineral Resource Estimate, Effective Date December 31, 2015

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	101,200	289	140	457,317	2.13	6,920
Indicated	940,700	290	154	4,648,332	1.94	58,742
Measured + Indicated	1,042,000	289	152	5,105,649	1.96	65,662
Inferred	1,291,800	342	171	7,105,584	2.45	101,807
Total	2,333,800	319	163	12,211,233	2.23	167,469

1.	Measured, Indicated and Inferred resource cut-off grades were 175 g/t silver equivalent at Bolañitos.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 75.9% silver and 84.7% gold.
4.	Silver equivalents are based on a 70:1 silver:gold ratio
5.	Price assumptions are $17.60 per ounce for silver and $1,260 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

For the year end 2015 there was an increase of 173,800 measured and indicated tonnes from the 2014 reported resources and a decrease of 368,000 inferred tonnes. The increase in measured and indicated tonnes is based on new exploration data and conversion of inferred resources to measured and indicate resources as the mine was developed during 2015.

March 3, 2016	145

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Interpretation and Conclusions

25.2	December 31, 2015 Mineral Reserve Estimate

The mineral reserves for the Bolañitos mine as of December 31, 2015, are summarized in Table 25-2. The reserves are exclusive of the mineral resources.

Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2015

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	205.6	304.1	125.2	827.3	2.60	17.18	16.1%
Probable	172.6	279.0	101.3	562.0	2.73	15.15	33.4%
Total Proven and Probable Reserves	378.1	292.6	114.3	1,389.3	2.66	32.34	24.0%

1.	Reserve cut-off grades are based on a 192 g/t silver equivalent.
2.	Metallurgical Recoveries were 75.9% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 24.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 70:1 silver:gold ratio.
7.	Price assumptions are $16 per ounce for silver and $1,150 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

For the year end 2015 there was a decrease of 316,200 tonnes from the 2014 reported reserves with a total of 466,141 tonnes reported as mined during 2015.

25.3	Conclusions

The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Bolañitos property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

A major change in ore metallurgy during the life of the current reserves is very unlikely, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

Areas of uncertainty that may materially impact the mineral resources and reserves and subsequent mine life presented in this report include the following:

•	Mining assumptions

•	Dilution assumptions

•	Exchange rates

•	Changes in taxation or royalties

•	Variations in commodity price

March 3, 2016	146

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Interpretation and Conclusions

•	Metallurgical recovery

•	Processing assumptions

The QP considers the Bolañitos resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for EDR’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

March 3, 2016	147

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Recommendations

26.	RECOMMENDATIONS

Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos mines are considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and the QP considers there to be reasonable potential of discovering new veins and splays besides those that are currently mapped.

An exploration budget has been developed for 2016 and discussed in the following section.

26.1	Exploration Program

In 2016, EDR will conduct a surface drilling program in the Bolañitos South area, with the objective to try to find mineralization in the Gina, Maru and La Cuesta veins.

Regional exploration in 2016 will be focused on the Tlachiquera claim (recently staked), located at the NW part of the District.

Table 26-1 summarizes the planned 2016 exploration budget for the Bolañitos Mines Project

Table 26-1 Bolañitos 2016 Priority Exploration Targets

Project Area	2015 Program
	Meters	Samples	Budget US $
Surface Exploration Drilling
Bolañitos South	1,000	600	215,000
Total	1,000	600	215,000

26.2	Surface Exploration Program

The 2016 surface exploration program is planned to include 1,000 m of core, focused on the veins located in the Bolañitos South area. Budgeted cost of the program is US $ 215 thousand (Table 26-1).

26.3	Underground Exploration Program

No underground exploration is planned for 2016 at the Bolañitos Mines Project.

26.4	Geology, Block Modeling, Mineral Resources and Reserves

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made

March 3, 2016	148

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Recommendations

to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

March 3, 2016	149

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	References

27.	REFERENCES

Aranda-Gómez, J.J., & McDowell, F.W. (1998). Paleogene extension in the southern Basin and Range province of Mexico: Syndepositional tilting of Eocene red beds and Oligocene volcanic rocks in the Guanajuato mining district. International Geology Review, 40(2), 116-134.

Berger, B.R., and P.I. Emmons, (1983). Conceptual models of epithermal precious metal deposits, in Shank, W.C., ed., Cameron Volume on Unconventional Mineral Deposits, New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, 191-205.

Buchanan, L.J. (1980). Ore controls of vertically stacked deposits, Guanajuato, Mexico. American Institute of Mining Engineers, 80-82.

Buchanan, L.J. (1981). Precious metal deposits associated with volcanic environments in the southwest. Arizona Geological Society Digest, 14, 237-262.

Cameron, Donald E. (2012). Technical Report and Updated Resource and Reserve Estimate for the El Cubo Mine Guanajuato, Mexico: unpublished NI 43-101 technical report prepared by Cameron, Donald E., for Endeavor Silver, effective date June 01, 2012.

Cárdenas, V.J., & Consejo de Recursos Minerales (Mexico). (1992). Geological-mining monograph of the state of Guanajuato. Pachuca, Hdgo., México: Consejo de Recursos Minerales., p.186

Cerca Martínez, L.M., Aguirre Díaz, G. D. J., & Lopez Martínez, M. (2000). The geologic evolution of the southern Sierra de Guanajuato, Mexico: a documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt. International Geology Review, 42(2), 131-151.

Chiodi, M., Monod, O., Busnardo, R., Gaspard, D., Sánchez, A., & Yta, M. (1988). Une discordance ante albienne datée par une fauned'Ammonites et de Brachiopodes de type téthysien au Mexique central. Geobios, 21(2), 125-135.

Clark, K.F., (1990). Ore Deposits of the Guanajuato District, Mexico, Mexico Silver Deposits, Society of Economic Geologists, Guidebook Series Volume 6, pp 201 to 211.

Corbett, G.J., Leach, T.M. (1996). Southwest Pacific Rim gold - copper systems: structure, alteration and mineralization. Workshop manual, 185 p.

Dávila-Alcocer, V. M., & Martínez-Reyes, J. (1987). Una edad cretácica para las rocas basales de la Sierra de Guanajuato. In Simposio sobre la Geología de la Sierra de Guanajuato, Programa y Resúmenes: México, DF, Universidad Nacional Autónoma de México, Instituto de Geología (pp. 19-20).

Edwards, D.J., (1955). Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153-185.

Gross, W.H., (1975). New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1 175-1 189.

March 3, 2016	150

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	References

Hollister, F.V. (1985). Discoveries of epithermal precious metal deposits: AIME, Case histories of mineral discoveries, V. 1, pp. 168

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009). NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico, 163 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010). NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 162 p.

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011). NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 160 p.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 216 p.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2013). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Martin, P.F., (1906). Mexico's Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico.

Moncada, D. and Bodnar, R.J. (2012a). Fluid Inclusions and Mineral Textures in Samples from the Cebada Project Area, Guanajuato, Mexico, Private Company Report, p. 29.

Moncada, D. and Bodnar, R.J. (2012b). Identification of Target Areas for Exploration in the La Luz area, Guanajuato, Mexico, Based on Fluid Inclusions and Mineral Textures, Private Company Report, p. 30.

Moncada, D., Bodnar, R.J., Reynolds, T.J., Nieto, A., Vanderwall, W., & Brown, R. (2008). Fluid inclusion and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico., Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., p. 41.

Morley, C and Moller, R, 2005. Iron ore mine reconciliation – A case study from Sishen Iron Ore Mine, South Africa, in Proceedings Iron Ore 2005, pp 311-318 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Nieto-Samaniego, A.F., Macías-Romo, Consuelo, and Alaniz-Alvarez, S.A., (1996). Nuevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

March 3, 2016	151

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	References

Parrish, I.S. (1997). Geologist's Gordian Knot: To cut or not to cut. Mining Engineering, 49(4), 45-49.

Randall, J.A., Saldaña, A. E., & Clark, K.F. (1994). Exploration in a volcano-plutonic center at Guanajuato, Mexico. Economic Geology and the Bulletin of the Society of Economic Geologists, 89(8), 1722-1751.

Reyes, J.M., & Nieto-Samaniego, A.F. (1990). Efectos geológicos de la tectónica reciente en la parte central de México. Revista mexicana de ciencias geológicas, 9(1), 33-50.

Salas, G.P. (1991). Economic Geology, Mexico, Volume P-3 of the Geology of North America. The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Sinclair, A.J., & Blackwell, G.H. (2002). Applied mineral inventory estimation. Cambridge University Press.

Schofield, N. A. (2001). The myth of mine reconciliation. Mineral Resource and Ore Reserve Estimation – The AusIMM Guide to Good Practice (ed: A C Edwards) (pp. 601-610). Melbourne: The Australasian Institute of Mining and Metallurgy.

Southworth, J. R. (1905). Las minas de México (edición ilustrada): Historia, geologia, antigua mineria y descripción general de los estados mineros de la República mexicana. En español é inglés. Tomo IX., octubre, 1905. Pub. bajo la autorización del gobierno, por J.R. Southworth. Liverpool, Eng: Printed for the author by Blake & Mackenzie. 260 p.

SRK Consulting, (2008). NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico, Prepared for Endeavour Silver Corp, 75 p.

Telluris Consulting (2008). Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions 03-08 prepared for Endeavour Silver Corp. 23 p.

Thompson, J.E., (2007). Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

Williams, A., (1905). The Romance of Mining: Containing Interesting Descriptions of the Methods of Mining for Minerals in All Parts of the World. CA Pearson, Limited, 400p.

March 3, 2016	152

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

APPENDIX A

March 3, 2016	153

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

APPENDIX A

Bolañitos 2015 Exploration Results

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Bolañitos South	BOL-651	0.17	MAT FALLA	MATERIAL FALLA; FeO-MnO; TRAZAS Chl	0.32	6	0.0105	0.0009	0.0054
Bolañitos South	BOL-652	0.25	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; CON CABALLOS DE AND	0.43	123	0.0037	0.0006	0.0025
Bolañitos South	BOL-653	0.4	Vl	Vl; Qz(LECH-ESQUELETICO); FeO-MnO; NW36°SE/ 50° SW	0.02	0.4	0.0055	0.0006	0.0051
Bolañitos South	BOL-654	0	FLOTADOS	FLOTADOS Qz(LECHOSO-SQUELETICO); FeO-MnO; TRAZAS DISS ARG	3.76	186	0.0014	0.0007	0.0016
Bolañitos South	BOL-655	0.2	Vt	Vt; Qz(LECHOSO-ESQUELETICO-CRIST); FeO-MnO; NW20°SE/ 80° AL SW	0.1	37	0.0024	0.0004	0.0019
Bolañitos South	BOL-656	0.2	Vt	Vt; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS ARG; TRAZAS ALT ARG; NE5°SW/ 66° AL SE	0.43	1	0.0019	0.0006	0.001
Bolañitos South	BOL-657	1	AND	CABALLO AND; FeO-MnO; TRAZAS SIL	0.04	0.4	0.0026	0.0002	0.0066
Bolañitos South	BOL-658	0.2	Vt	Vt; Qz(LECHOSOS-ESQUELETICO-CRIST); FeO-MnO	0.09	2	0.0011	0.0003	0.001
Bolañitos South	BOL-659	0.2	Vl	Vl; Qz(LECHOSOS-ESQUELETICO); CON AND POCO DELEZNABLE; FeO-MnO;	0.08	2	0.0074	0.0005	0.0046
Bolañitos South	BOL-660	0.2	Vt	Vt; Qz(LECHOSO-ESQUELETICO-CRIST); FeO-MnO	0.05	3	0.002	0.0003	0.0012
Bolañitos South	BOL-661	0.2	AND	AND DELEZNABLE; FeO-MnO	0.07	1	0.0077	0.001	0.0061
Bolañitos South	BOL-662	0.15	Vt	Vt; Qz(LECH-CRIST-ESQUELETICO); FeO-MnO; N-S/ 75° W	0.11	4	0.0022	0.0002	0.0023
Bolañitos North	BOL-1040	0.4	BV N15ºW/75ºNE a=75cm	Vn txt Bx Qz bco lechoso con frag`s Qz zoneados por Py se obsv frags con alt verdosa poss valores Au FeO moderado en fracts y débil diss	0.26	7	0.0008	<0.0002	0.0008

March 3, 2016	154

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Bolañitos North	BOL-1045	0.4	Vn a=1m N39ºW/79ºNE desprendimientoal bajo de BV	Vn txt Bx con al menos 3eventos de min frags de Qz bco lechoso en matriz de silice grisácea con Py dis <1% y como ultimo evento vt de Qz trsl drusado<3cm FeO moderado dis y en fracts	0.07	9	0.0018	<0.0002	0.0035
Bolañitos North	BOL-1046	0.25	Vn al bajo de BV	Bx en granodiorita Mg con Arg M vt de Qz bco-trsl drusado escaso con FeO S dis y en fracts	0.48	9	0.0035	<0.0002	0.0059
Bolañitos North	BOL-1047	0.35	Vn al bajo de BV	Bx Qz bco lechoso txt msv con Py incipiente y trazas de pos Arg FeO moderado en fracts con escasos frag's Granodiorita	0.12	65	0.002	<0.0002	0.0024
Bolañitos North	BOL-1155	0.4	Vl a=35cm N24ºW/57ºNE	Vn txt msv-bx Qz trsl+Cca escasa txt sacaroide+vuggy Qz con Hem en cavidades FeO moderado en fracts escaso MnO dis	0.08	12	0.0006	<0.0002	0.0025
Bolañitos North	BOL-1157	0.35	Vn a=1.10m N37ºW/65ºNE arriba de Socv. Burgos	Vn txt msv-bx Qz trsl+cca moderada con escaso vuggy Qz Pirolusita en fracts FeO moderado dis y fracts Py incipiente	0.1	7	0.0006	0.0002	0.0013
Bolañitos North	BOL-1161	2*2	Mtra afuera de Socv. Burgos	muestra de rodados de Qz txt masiva (Qz trsl+cca txt sacaroide) y Bx Qz trsl con frags de Qz bco sulf dis Py 0-2% con Arg+Parg<1% mayormente asociado a txt brechada. Muestra afuera de Socavon Burgos	0.9	465	0.0005	<0.0002	0.0019
Bolañitos North	BOL-1171	0.3	Vn a=70cm N20ºW/80ºNE desprendimiento de BV	Vn txt msv Qz trsl+Cca moderada txt sacaroide Py dis 0-3% con trazas de pos Arg con alteración verdosa en partes posibles valores de Au FeO W-M en fracts	0.61	247	0.0018	0.0002	0.0014
Bolañitos North	BOL-1172	0.4	Vn desprendimiento de BV	Vn txt msv-bx Qz trsl+Cca moderada txt sacaroide con escasos frags de Qz bco Py dis 0-2% FeO moderado en fracts	0.14	9	0.0004	<0.0002	0.0014
Bolañitos North	BOL-1173	0.2		Granodiorita Arg M Ox S FeO dis	1.13	14	0.0034	0.0002	0.0039

March 3, 2016	155

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Bolañitos North	BOL-1174	0.3	BV en cata al sur de Socv. Burgos a=2.25m N25ºW/73ºNE	Vn txt Bx Qz bco-trsl con frags de granodiorita FeO M-S en fracts y dis	0.58	17	0.002	<0.0002	0.0017
Bolañitos North	BOL-1175	0.55	BV en cata al sur de Socv. Burgos	Vn txt bx Qz trsl+cca moderada FeO W dis moderado en fracts con Pirolusita en fracts	0.13	6	0.0042	<0.0002	0.0028
Bolañitos North	BOL-1180	1*1	Flotados en cata aterrada	Subafloramiento alineado entre catas Qz txt msv-bx Qz trsl+Cca moderada txt sacaroide con Py dis <1% trazas de Arg+Parg FeO W en fracts y escaso dis	1.27	146	0.0002	<0.0002	0.001
Bolañitos North	BOL-1182	0.3	Vn a=90cm N5ºW/45ºSW desprendimiento al bajo	Vn txt msv-bx Qz bco-trsl+Cca moderada FeO M en fracts Py incipiente con frags de Andesita Fg	0.18	23	0.005	0.0002	0.0029
Bolañitos North	BOL-1183	0.3	Vn desprend. al bajo	Bx Qz bco-trsl con FeO moderado en fracts y débil dis	0.26	23	0.0089	0.0002	0.0054
Bolañitos North	BOL-1184	0.3	Vn desprend. al bajo	Diorita txt afanitica Arg S FeO M-S dis y en fracts con escaso vt de Qz trsl	<0.05	21	0.0102	0.0004	0.0066
Bolañitos North	BOL-1185	0.2	Vn desprend. al bajo	Bx Qz bco-trsl+Cca escasa txt sacaroide FeO moderado dis y fuerte en fracts	0.14	17	0.0023	0.0002	0.0027
Bolañitos North	BOL-1186	0.45		Granodiorita Arg S FeO M-S en fracts y dis con escaso vt <1cm de Qz trsl	0.24	24	0.006	0.0003	0.005
Bolañitos North	BOL-1187	0.5	BV a=85cm N5ºW/73ºNE en cata al sur de Soc. Brugos	Vn Qz bco-trsl+Cca txt sacaroide con vt mm Qz trsl drusado escaso Py dis 0-1% FeO moderado en fracts débil dis	0.1	18	0.0004	<0.0002	0.0005
Bolañitos North	BOL-1188	0.35	BV en cata al sur de Socv. Burgos	Vn txt Bx Qz trsl-bco FeO moderado dis fuerte en fracts Py incipiente	0.17	19	0.0005	<0.0002	0.0005
Bolañitos North	BOL-1189	0.4		Granodiorita Cg Arg W Ox moderada con vt 3cm Qz trsl FeO en fracts y dis	0.15	11	0.0006	<0.0002	0.0015
Bolañitos North	BOL-1191	0.5		Granodiorita Cg Wea M FeO S en fracts y dis	0.2	36	0.0012	<0.0002	0.0015
Bolañitos North	BOL-1192	0.2	Vl a=20cm N20ºE/86ºSE	Vl txt Bx Qz bco+Cca txt sacaroide+Qz trsl drusado alto cont de FeO dis y en fracts Py dis 0- 1% con trazas de pos Arg	0.35	170	0.0008	0.0003	0.0011

March 3, 2016	156

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Bolañitos North	BOL-1193	0.3		Bx en granodiorita vetilleo de Qz bco lechoso con Qz trsl coliforme de baja temperatura FeO M-S en fracts y dis Py <1% dis	0.2	81	0.0008	0.0002	0.0012
Bolañitos North	BOL-1194	0.2	BV a=40cm N10ºW/78ºNE en vereda fuera de lote	Vn txt Bx Qz trsl+vuggy Qz con Hem-limonita en cavidades FeO dis moderado Py incipiente	0.64	308	0.0016	0.0003	0.002
Bolañitos North	BOL-1195	0.2	BV en vereda fuera de lote	Vn txt Bx Qz trsl con frags de Qz bco lechoso vuggy Qz escaso Py dis 0-1% con trazas de Arg FeO moderado en fracts y dis	0.5	226	0.0006	0.0002	0.0006
Bolañitos North	BOL-1200	3*2	Socavón sin nombre limite N de Lote Bolañitos	Muestras de terrero fuera de socavón en límite de Lote Bolañitos, frags de Vn de Cca txt msv-bx con cca romboédrica Py incipiente, frags con clastos de andesita.	1.06	8	0.0031	0.0002	0.0029
San Ignacio	BOL-602	0.35		Vn Qz bco +Cca escasa con frag's de andesita, FeO M-S	0.11	71	0.0042	0.0003	0.0028
San Ignacio	BOL-603	0.2	Vn San Bernabe a=135cm	Vn Qz bco-trsl-coloforme se obss finos oscuros posible Arg FeO M-S (Hem-Mn)	2.78	51	0.0012	<0.0002	0.0009
San Ignacio	BOL-605	0.4		Vn Qz Vu bco-trsl con FeO M-S (Hem-Mn)	3.2	39	0.0013	0.0002	0.0006
San Ignacio	BOL-606	0.2		Vn Ban Qzo bco-trsl coloforme con diss Arg-Parg FeO W (Hem) en fracturas	3.82	111	0.0008	<0.0002	0.0004
San Ignacio	BOL-608	0.2	Vn San Bernabe a=35cm	Bx Qz Vuggy bco-trsl+Cca escasa , FeO M-S (Hem-Mn)	0.25	127	0.0038	0.0022	0.0022
San Ignacio	BOL-665	1.1	Vn	Vn; Qz(ESQUELETICO-LECHOSO-CRIST); FeO- MnO; TRAZAS DISS ARG	0.27	528	0.0044	0.0006	0.0029
San Ignacio	BOL-669	1.1	SILICIF	SILICIF; C/Vl Qz((LECHOSO-ESQUELETICO-CRIST); FeO-Mn; TRAZAS DISS ARG	0.14	158	0.0008	0.0005	0.001
San Ignacio	BOL-670	0.3	Vn	Vn; Qz(LECHOSO--ESQUELETICO-CRIST); FeO- MnO; TRAZAS DISS CRIST ox; NW58°SE/ 74° AL N; POZO	0.18	90	0.001	0.0004	0.0013

March 3, 2016	157

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
San Ignacio	BOL-671	0.25	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO)-Cca (TRAZAS); FeO-MnO; TRAZAS DISS ARG	0.53	138	0.0014	0.0005	0.0013
San Ignacio	BOL-674	0.5	Bx	Bx; Qz(LECHOSO-ESQUELETICO-CRIST); FeO- MnO; TRAZAS DISS ARG	0.26	201	0.0008	0.0006	0.001
San Ignacio	BOL-675	0.2	Vn	Vn; Qz(ESQUELETICO-LECHOSO-CRIST); FeO- MnO	0.23	100	0.0017	0.0005	0.0016
San Ignacio	BOL-682	0	FLOTADOS	FLOTADOS DE Qz(LECHOSO-CRIST- ESQUELETICO); FeO-MnO	<0.05	138	0.0013	0.0002	0.0015
San Ignacio	BOL-780	0.35	AND	AND; C/FRAGMENTOS Qz(LECHOSO- ESQUELETICO); FeO-MnO	0.27	63	0.0019	0.0005	0.0047
San Ignacio	BOL-781	1.1	FLOTADOS	FLOTADOS; Qz(ESQUELETICO-LECHOSO); FeO- MnO; TRAZAS DISS CRIST ox	0.63	77	0.0006	0.0002	0.0009
San Ignacio	BOL-782	0.5	Vl	Vl; Qz(LECHOSO-ESQUELETICO)-Cca; FeO-MnO	0.23	75	0.0078	0.0006	0.003
San Ignacio	BOL-784	1.2	Vn	Vn; Qz(LECHOSO-ESQUELETICO)-Cca; FeO-MnO	0.51	53	0.0005	0.0002	0.0005
San Ignacio	BOL-785	0.9	Vn	Vn; Qz(LECHOSO-ESQUELETICO-CRIST); FeO- MnO; TRAZAS DISS CRIST ox	1.79	42	0.0005	<0.0002	0.0008
San Ignacio	BOL-786	0.5	AND	AND DELEZNABLE; C/Vl Qz(ESQUELETICO- LECHOSO); FeO-MnO	0.37	141	0.0036	0.0004	0.0051
San Ignacio	BOL-793	0.55	AND	AND DELEZNABLE; FeO-MnO; TRAZAS Vl Qz(LECHOSO-CRIST-ESQUELETICO); Chl-Ep	1.25	152	0.0022	0.0004	0.0059
San Ignacio	BOL-795	0.35	Vn	Vn; Qz(ESQUELETICO-LECHOSO-CRIST); FeO- MnO; TRAZAS DISS ARG-Py	0.36	55	0.0011	0.0002	0.0011
San Ignacio	BOL-796	0.3	Vn	Vn; Qz(LECHOSO-ESQUELETICO-CRIST); FeO- MnO; TRAZAS DISS ARG-Py	0.3	62	0.0017	0.0002	0.0013
San Ignacio	BOL-1201	0.4	Vn-Bx	Vn-Bx; Cca-Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS CRIST ox-Py; Chl	0.23	60	0.0006	0.0005	0.0026
San Ignacio	BOL-1203	0.6	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST)-Cca; TRAZAS FeO- MnO; Chl; TRAZAS DISS Py-ARG; NW40°SE/ 60° AL NE AL BAJO	2.59	331	0.0003	0.0003	0.0005

March 3, 2016	158

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
San Ignacio	BOL-1205	0.3	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST); TRAZAS FeO; Chl; TRAZAS DISS Py-ARG; RBO GENERAL NW22°SE/ 62° AL NE	1.72	165	0.0004	0.0003	0.001
San Ignacio	BOL-1206	0.25	Bx	Bx; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; TRAZAS DISS Py-ARG-CRIST ox	1.54	1225	0.0064	0.001	0.0048
San Ignacio	BOL-1207	0.2	Vn	Vn; Qz(LECHOSO-CRIST); FeO-MnO; TRAZAS DISS Py-ARG	0.3	113	0.0003	0.0002	0.0008
San Miguel	BOL-692	0.3	Vl	Vl; Qz(ESQUELETICO-LECHOSO-CRIST); FeO- MnO; Chl; NE5°SW/ 84° AL NE	2.27	12	0.0019	0.001	0.003
San Miguel	BOL-694	0.4	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; TRAZAS DISS CRIST ox y ARG; NE3°SW/ 82° AL E	8.95	117	0.0019	0.0005	0.0018
San Miguel	BOL-695	0.7	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS Qz VERDE CLARO; FeO-MnO; TRAZAS DISS Py- ARG; NW15°SE/ 48° AL SW	1.18	14	0.0009	0.0002	0.0008
San Miguel	BOL-696	0.35	Vl	Vl; Qz(ESQUELETICO-LECHOSO-CRIST); MnO- FeO; Chl; NW20°SE/ 70° AL SW	2.41	16	0.0012	<0.0002	0.0007
San Miguel	BOL-697	0.3	Vn	Vn; Qz(LECHOSO-ESQUELETICO-CRIST); FeO-MnO	2.32	10	0.0021	0.0002	0.0017
San Miguel	BOL-700	0.35	Bx	Bx; Qz(CRIST-LECHOSO); FeO-MnO; TRAZAS DISS CRIST HEM; Chl; NW20°SE/ 80° AL NE A VERTICAL	0.91	64	0.0057	0.0003	0.0046
San Miguel	BOL-752	0.25	Vl	Vl; Qz( CRIST-LECHOSO); FeO-MnO; TRAZAS DISS CRIST Py-HEM	1.25	85	0.0067	0.0003	0.0037
San Miguel	BOL-766	0.3	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO)-Cca; FeO- MnO; Chl; NW50°SE/ 65° AL NE; RUMBO AFLORAMIENTO NW20°SE	0.98	332	0.0014	0.0006	0.0026
San Miguel	BOL-767	0.2	AND	AND DELEZNABLE; FeO-MnO; TRAZAS DISS Qz	0.1	54	0.0052	0.0002	0.0055
San Miguel	BOL-768	0.2	Vt	Vl; Qz(LECHOSO-ESQUELETICO-CRIST); FeO- MnO; Chl	0.47	161	0.0014	0.0003	0.0014
San Miguel	BOL-769	0.3	Bx	Bx; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; TRAZAS DISS ARG; Chl; NW42°SE/ 65 AL NE	0.25	39	0.004	0.0003	0.0034

March 3, 2016	159

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
San Miguel	BOL-772	0.35	Bx	Bx; Qz(ESQUELETICO-LECHOSO); FeO-MnO	0.92	24	0.0018	0.0003	0.0014
San Miguel	BOL-773	0.35	Bx-Vl	Bx-Vl; Qz(ESQUELETICO-LECHOSO); FeO-MnO	1.62	33	0.0015	0.0003	0.0015
San Miguel	BOL-774	1.5	Bx	Bx; Qz(ESQUELETICO-LECHOSO); FeO-MnO	1.1	25	0.0028	0.0005	0.0022
San Miguel	BOL-775	1	Bx	Bx; Qz(ESQUELETICO-LECHOSO); FeO-MnO	1.08	22	0.0023	0.0003	0.0018
San Miguel	BOL-776	1.1	Bx	Bx; Qz(ESQUELETICO-CRIST-LECHOSO); FeO- MnO; TRAZAS DISS ARG	0.83	46	0.0029	0.0007	0.0023
San Miguel	BOL-777	1.2	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; REBAJE	1.56	105	0.0035	0.0006	0.0024
San Miguel	BOL-778	0.3	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO (TABLA DER; NW50°SE/ 85° AL NE	0.65	52	0.0072	0.0004	0.0047
San Miguel	BOL-788	0.3	Vl-BAND	Vl-BAND; C/MATERIAL FALLA; Qz(LECHOSO- ESQUELETICO); FeO-MnO	0.66	30	0.0038	0.0005	0.003
San Miguel	BOL-929	0.5	Vl	Vl; Qz(LECHOSO-CRIST); FeO-MnO; Chl-Ep	1.03	6	0.005	0.0005	0.004
San Miguel	BOL-933	0.6	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; Chl-Ep; TRAZAS DISS CRIST ox	2.48	8	0.0036	<0.0002	0.0046
San Miguel	BOL-934	0.5	CABALLO AND	CABALLO AND; TRAZAS FISURAS Qz(CRIST- LECHOSO)FeO-MnO; Chl-Ep	0.53	56	0.0014	0.0004	0.0019
San Miguel	BOL-936	0.4	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; Chl-Ep; TRAZAS DISS CRIST ox-ARG	0.74	28	0.0028	0.0002	0.0018
San Miguel	BOL-938	0.4	Vl	Vl; Qz(LECHOSO-CRIST-AMATISTA)-Cca; FeO- MnO; TRAZAS DISS Py-ARG	0.9	110	0.0063	<0.0002	0.0031
San Miguel	BOL-940	0.45	Vl	Vl; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; TRAZAS DISS Py-ARG; Chl	0.27	53	0.0057	<0.0002	0.0048
San Miguel	BOL-941	0.25	Vt	Vt; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; TRAZAS DISS Py-ARG-CRIST ox; RELIZ DE FALLA CON POCO MATERIAL DE FALLA; NW5°SE/ 65° AL SW	1.45	11	0.003	0.0003	0.0038

March 3, 2016	160

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
San Miguel	BOL-942	0.2	Vt-Bx	Vt-Bx; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; TRAZAS DISS Py-ARG; Chl; N-S/ 65° AL W	0.46	36	0.0054	0.0002	0.0024
San Miguel	BOL-943	0.4	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; TRAZAS DISS Py-CRIST ox; NE5°SW/ 72° AL W; RBO AFLORAMIENTO NE16°SW	2.71	57	0.0019	0.0004	0.0038
San Miguel	BOL-947	0.6	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST-ESQUELETICO)-Cca; FeO-MnO; TRAZAS DISS CRIST ox-Py-ARG; Chl	1.05	14	0.0017	0.0004	0.0014
Rio Dike	BOL-1323	1.3	DIQUE C/T Vl	DIQUE RIO SIL; TRAZAS DISS Vl Qz(CRIST- LECHOSO); TRAZAS FeO-MnO; TRAZAS CRIST ox	0.02	2	0.0001	0.0009	0.0009
Rio Dike	BOL-1324	0.8	DIQUE C/T Vl	DIQUE RIO SIL; TRAZAS DISS Vl Qz; TRAZAS CRIST ox	0.01	3	0.0002	0.0007	0.0011
Rio Dike	BOL-1325	0.75	DIQUE	DIQUE RIO SIL; FeO-MnO; TRAZAS CRIST ox-Vl Qz (LECHOSO)	<0.05	79	0.0017	0.0004	0.0027
Rio Dike	BOL-1326	1.2	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; TRAZAS DISS CRIST ox; NW55°SE/ 71° AL NE	<0.05	170	0.0017	0.0004	0.0037
Rio Dike	BOL-1330	0.8	AND	AND DELEZNABLE; FeO-MnO	0.6	445	0.0006	0.0004	0.0022
Rio Dike	BOL-1331	1.7	AND	AND DELEZNABLE; FeO-MnO	0.13	33	0.0007	0.0004	0.0042
Rio Dike	BOL-1332	1	AND	AND DELEZNABLE; FeO-MnO	0.1	46	0.0004	0.0003	0.006
Rio Dike	BOL-1340	1.5	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO	0.01	2	0.0008	0.0008	0.0012
Rio Dike	BOL-1342	1	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO	0.02	9	0.0001	0.0003	0.0008
Rio Dike	BOL-1343	1	DIQUE	DIQUE RIO SIL; TRAZAS FeO-MnO; TRAZAS CRIST ox	<0.005	<0.2	0.0001	0.0009	0.0007
Rio Dike	BOL-1346	1.5	DIQUE	DIQUE RIO SIL; TRAZAS CRIST ox	<0.005	1	0.0001	0.0009	0.0004
Rio Dike	BOL-1348	1.3	DIQUE	DIQUE RIO SIL; FeO-MnO	<0.005	1	0.0001	0.0011	0.0004
Rio Dike	BOL-1350	1.3	DIQUE	DIQUE RIO SIL; TRAZAS FeO-MnO; TRAZAS CRIST ox- POSS ARG	0.01	2	0.0001	0.0009	0.0004
Rio Dike	BOL-1351	1.4	DIQUE	DIQUE RIO SIL; TRAZAS FeO-MnO	<0.005	1	0.0001	0.001	0.0005

March 3, 2016	161

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Rio Dike	BOL-1352	1.5	DIQUE	DIQUE RIO SIL; TRAZAS FeO-MnO; TRAZAS Vl Qz (LECHOSO-CRIST)	0.27	24	0.0003	0.0005	0.0027
Rio Dike	BOL-1357	1	DIQUE C/T Vl	DIQUE RIO SIL; C\Vl Qz(LECHOSO-CRIST); ALT ARG; TRAZAS DISS CRIST ox	0.01	1	0.0021	0.0003	0.0022
Rio Dike	BOL-1358	0.6	DIQUE C/T Vl	DIQUE RIO SIL C\Vl, Qz(LECHOSO-CRIST- ESQUELETICO); FeO-MnO; ALT ARG; TRAZAS MATERIAL FALLA	0.01	16	0.0013	0.0003	0.0037
Rio Dike	BOL-1360	0.4	DIQUE	DIQUE RIO SIL-DELEZNABLE; ALT ARG; FeO- MnO; Chl	<0.05	27	0.0027	<0.0002	0.0059
Rio Dike	BOL-1361	0.35	DIQUE	DIQUE RIO SIL-DELEZNABLE; ALT ARG; FeO-MnO	0.08	5	0.0029	0.0006	0.0016
Bolañitos/Mina Grande	BOL-1375	0	MAT. REZAGA EN Vn	MAT. REZAGA EN VETA BOLA;ITOS, EN EL TOPE DEL CRUCERO; Cca-Qz(LECHOSO-CRIST); FeO- MnO; TRAZAS DISS ARG; TRAZAS Qz VERDE CLARO	1.41	125	0.0002	<0.0002	0.0006
Bolañitos/Mina Grande	BOL-1377	0.3	Bx	Bx; Cca-Qz(LECHOSO); FeO-MnO	0.81	81	0.0007	0.0004	0.0017
Bolañitos/Mina Grande	BOL-1378	0.5	Vn-Bx	Vn-Bx; Qz(LECHOSO)-Cca; TRAZAS FeO-MnO; TRAZAS DISS CRIST ox Y POSS ARG	0.36	72	0.0002	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1379	0.65	Vn	Vn; Qz(LECHOSO-CRIST)-Cca (TRAZAS)	0.21	103	0.0002	<0.0002	0.0002
Bolañitos/Mina Grande	BOL-1382	0.8	Vn-BAND-Bx	Vn-BAND-Bx; Qz(LECHOSO)-Cca; FeO-MnO; TRAZAS DISS CRIST ox-Py-ARG	1.01	73	0.0005	<0.0002	0.0014
Bolañitos/Mina Grande	BOL-1383	0.35	Vn-BAND	Vn-BAND; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; TRAZAS DISS CRIST ox-Py-ARG	0.39	102	0.0001	<0.0002	0.0003
Bolañitos/Mina Grande	BOL-1387	0.3	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST-ESQUELETICO)- Cca(TRAZAS); TRAZAS DISS CRIST ox-POSS ARG	2.2	832	0.0005	0.0006	0.0016
Bolañitos/Mina Grande	BOL-1388	0.4	Vn-BAND	Vn-BAND; Qz(LECHOSO-CRIST)-Cca(TRAZAS); TRAZAS FeO-MnO; POSS TRAZAS CRIST ox-ARG	0.23	65	0.0001	<0.0002	<0.0002
Bolañitos/Mina Grande	BOL-1392	0.4	Vn	Vn; Qz(LECHOSO-CRIST)-Cca(TRAZAS); NW40°SE/ 67° AL NE	0.19	53	0.0003	0.0002	0.0002
Bolañitos/Mina Grande	BOL-1393	0.3	Vn-BAND	Vn-BAND; Qz(LECHOSO-CRIST)-Cca(TRAZAS)	0.14	178	0.0003	0.0002	0.0003

March 3, 2016	162

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Bolañitos/Mina Grande	BOL-1394	0.55	Vn	Vn; Qz(LECHOSO-CRIST)-Cca(TRAZAS)	0.26	50	0.0002	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1408	0.35	Vn	Vn; Qz(LECHOSO)-Cca; FeO-MnO; TRAZAS DISS Py-ARG; NW20°SE/ 67° AL NE	0.26	452	0.0005	0.0002	0.0018
Bolañitos/Mina Grande	BOL-1410	0.25	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST)-Cca; CRIST ox; TRAZAS DISS ARG-Py	<0.05	137	0.0018	0.0008	0.0025
Bolañitos/Mina Grande	BOL-1417	0.45	Vn-Bx	Vn-Bx; Qz(LECHOSO); FeO-MnO(TRAZAS); TRAZAS DISS Py-ARG	0.24	104	0.0012	<0.0002	0.0017
Bolañitos/Mina Grande	BOL-1434	0.55	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST); FeO-MnO; TRAZAS DISS Py-ARG	0.3	248	0.0015	0.0004	0.0013
Bolañitos/Mina Grande	BOL-1449	0.55	Vl	Vl; Qz(LECHOSO-CRIST); FeO-MnO; TRAZAS DISS Py Y POSS ARG	0.51	179	0.0012	<0.0002	0.0015
Bolañitos/Mina Grande	BOL-1451	0.35	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST-AMATISTA); FeO- MnO; TRAZAS DISS Py; NW16°SE/ 65 AL NE	2.84	78	0.0004	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1466	0.4	Vl	Vl; Qz(LECHOSO-CRIST)-Cca; TRAZAS FeO-MnO; TRAZAS DISS CRIST ox-Py-POSS ARG	0.21	85	0.001	<0.0002	0.003
Bolañitos/Mina Grande	BOL-1475	0.55	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST)-Cca(TRAZAS); FeO- MnO; TRAZAS DISS Py-ARG	0.32	247	0.001	<0.0002	0.0008
Bolañitos/Mina Grande	BOL-1476	0.45	Vn-Bx	Vn-Bx; Qz(LECHOSO-CRIST)-Cca; TRAZAS DISS ARG-PARG	0.53	244	0.0007	<0.0002	0.0016
Bolañitos/Mina Grande	BOL-1480	0.35	Vn-Bx	Vn-Bx; Qz(LECHOSO); TRAZAS DISS Py-ARG	4.37	177	0.0024	<0.0002	0.001
Bolañitos/Mina Grande	BOL-1483	0.6	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS DISS CRIST ox-ARG	3.35	153	0.0009	<0.0002	0.0004
Bolañitos/Mina Grande	BOL-1484	0.6	Vn-BAND	Vn-BAND; Qz(LECHOSO-CRIST)-Cca (TRAZAS); TRAZAS DISS ARG-CRIST ox	5	57	0.0004	<0.0002	0.0003
Raices-San Bernabé	BOL-622	0.2	Vl a=8cm	Andesita de Fg con vt's mm Qzo bco, drusado, Py incipiente FeO M-S en fx's, Arg W	3.85	25	0.0093	0.0002	0.0048
Raices-San Bernabé	BOL-623	0.2	N26W/73SW	Vl Qzo bco-drusado, Py <1%; FeO M-S (Mn) en cavidades	5.18	18	0.006	<0.0002	0.0037

March 3, 2016	163

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Raices-San Bernabé	BOL-702	0.2	Raíces Vn N4ºW/82ºSW a=0.20m	Vl txt bx Qz trsl drusado cristales pequeños con escasa Cca+Qz trsl txt sacaroide FeO moderado en fracts y diss	<0.05	54	0.001	0.0002	0.0026
Raices-San Bernabé	BOL-703	0.2		Andesita Fg Wea M FeO dis con vt<1cm de Qz trsl-bco	<0.05	56	0.0019	0.0002	0.0065
Raices-San Bernabé	BOL-704	0.25	Vl N23ºE/70ºNW a=0.09m	Vetilla txt bx de Qz trsl drusado cristales pequeños y vuggy Qz con FeO M-S en fracts y cavidades con fragmentos de andesita de Fg	<0.05	48	0.0015	0.0002	0.003
Raices-San Bernabé	BOL-712	0.2	Vl N31ºE/26ºNW a=0.07m	Vl desprendiemiento de Raíces Vn, Vl txt Bx Qz trsl drusado+vuggy Qz FeO moderado en cavs y fracts escaso diss	0.07	3	0.0041	<0.0002	0.004
Raices-San Bernabé	BOL-714	0.8		Andesita Fg Ox S FeO dis y en fracts	0.57	227	0.0046	<0.0002	0.0052
Raices-San Bernabé	BOL-715	0.3	Vl a=0.30m N15ºE/69ºNW	Vl txt bx Qz trsl-bco+Cca escasa Py dis <1% trazas pos Arg FeO en fracts moderado con frags pequeños de Andesita	0.23	231	0.0029	0.0002	0.0038
Raices-San Bernabé	BOL-727	0.2	Vl a=0.03m N6ºE/58ºNW	Bx Qz trsl drusado+Cca escasa con escasos frags pequeños de andesita Py dis 0-1% FeO moderado en fracts	0.93	2	0.0013	<0.0002	0.0012
Raices-San Bernabé	BOL-732	0.2	Vl a=0.04m N24ºW/76ºSW	Bx Qz trsl drusado+vuggy Qz Cca escasa FeO M-S en cavs y fracts Py incipiente	0.18	4	0.0058	0.0003	0.0053
Raices-San Bernabé	BOL-735	0.2	Vl traza raíces vn a=0.15m N24ºE/71ºNW	Bx Qz trsl drusado Cca escasa en andesita Fg FeO moderado en fracts	1.45	24	0.0046	0.0003	0.0024
Raices-San Bernabé	BOL-738	0.3	Vn Soledad A=30cm	Vn Bx Qz trsl+Cca sacaroide-Vuggy Qz; Feo M en cavidades y fx's	0.62	26	0.0018	<0.0002	0.0011
Raices-San Bernabé	BOL-739	0.25	N15W/60SW	Sw en andesitas de Mg con vt's 1-2cm dde Qz trsl-drusado, cistales pequeños, feO en fx's y diss	0.73	59	0.0105	0.0002	0.004
Raices-San Bernabé	BOL-798	0.4	Vn	Vn; Qz(ESQUELETICO-CRIST-LECHOSO); FeO- MnO; TRAZAS DISS ARG; N-S/ 85° AL E	1.17	80	0.0023	0.0003	0.0029

March 3, 2016	164

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Raices-San Bernabé	BOL-800	0.9	AND	AND; C/POCAS Vl Qz(LECHOSO-CRIST- ESQUELETICO); FeO-MnO; Chl; TRAZAS DISS CRIST HEM; NW8°SE/ 75° AL W	0.74	4	0.0009	0.0003	0.0049
Raices-San Bernabé	BOL-901	0.6	AND	AND; C/ POCAS TRAZAS Vl Qz(LECHOSO-CRIST- ESQUELETICO); FeO-MnO; Chl; TRAZAS DISS CRIST HEM	2.02	7	0.0011	0.0004	0.0079
Raices-San Bernabé	BOL-904	0.4	Vn-BAND-Bx	Vn-BAND-Bx; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO;Chl; NW13°SE/ 65° AL NE	0.26	20	0.0031	0.0003	0.0022
Raices-San Bernabé	BOL-906	0.25	Vt	Vt; Qz(CRIST-ESQUELETICO-LECHOSO); FeO- MnO;Chl-Ep; NW70°SE/ 70° AL SW	0.13	10	0.0048	<0.0002	0.0035
Raices-San Bernabé	BOL-907	0.6	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; Chl; TRAZAS DISS ARG; NW17°SE/ 75° AL E	0.2	4	0.002	0.0002	0.0013
Raices-San Bernabé	BOL-908		TERRERO	TERRERO; Qz(LECHOSO-CRIST-ESQUELETICO)- Cca; FeO-MnO; Chl; REBAJE TAPADO	2.93	10	0.0006	0.0002	0.0006
Raices-San Bernabé	BOL-909	0.4	AND C/Vl	AND C/Vl; Qz(CRIST-LECHOSO); FeO-MnO; Chl	0.83	10	0.0071	<0.0002	0.0075
Raices-San Bernabé	BOL-910	0.6	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS CRIST ox; NW10°SE; Vn SAN BERNABE	0.1	4	0.0006	<0.0002	0.0004
Raices-San Bernabé	BOL-911	0.25	Vl	Vl; Qz(LECHOSO-CRIST); FeO-MnO; EN AND; NE20°SW/ 83° AL NW Y VERTICAL	0.45	10	0.0035	<0.0002	0.0019
Raices-San Bernabé	BOL-912	0.4	Vn	Vn; Qz(ESQUELETICO-LECHOSO-CRIST); FeO- MnO; TRAZAS DISS CRIST ox; SOCAVON; NW20°SE/ 67° AL NE	2.93	54	0.0024	0.0002	0.0019
Raices-San Bernabé	BOL-913	0.4	Vn	Vn-Bx-BAND; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; Chl; TRAZAS DISS ARG-CRIST ox	0.93	35	0.0008	<0.0002	0.0014
Raices-San Bernabé	BOL-914	0	FLOTADOS	FLOTADOS; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; Chl; TRAZAS DISS ARG-CRIST ox	0.57	116	0.0012	<0.0002	0.0012
Soledad	BOL-627	0.3		Sw1 en andesitas Fg; vt's Qz drusado FeO en fx's, Arg W	0.13	31	0.0068	<0.0002	0.0059

March 3, 2016	165

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Soledad	BOL-628	0.2	Posible Vn Soledad a=5-10cm N22W/82NE	Vl Qz bco-trsl; Py <1% con frag's andesita, Arg W, FeO en fx's	0.63	254	0.0047	0.0005	0.0055
Soledad	BOL-629	0.45		Andesita Fg FeO M en fx's, Arg escasa	0.01	12	0.007	<0.0002	0.0068
Soledad	BOL-631	0.2	Vl alto de posible Soledad Vein a=20 N32E/44SW	Vn Qz bco-trsl-sacaroide, Vuggy Qz con presencia de FeO M (Hem principalmente)	1.61	38	0.0006	<0.0002	0.0004
Soledad	BOL-632	0.5		And de Fg con FeO M en fx's	0.01	2	0.006	<0.0002	0.0069
Soledad	BOL-633	0.15	Vl al bajo semiparalela a posible Soledad Vn a=2-5cm N26W/51NE	Vl Bx Qz trsl-bco, Vuggy Qz con frag's de andesita; FeO M-S	0.07	3	0.0031	0.0002	0.0026
Soledad	BOL-745	0.3	Vl a=0.01-0.04m NF/63ºNE	Sw en andesitas de Fg, Vt's Qz tsl-bco drusado de 1-4cm FeO M(lim-hem)	0.85	1	0.0023	0.0002	0.0057
Soledad	BOL-747	0.25	Vn a=0.19m N6ºW/73ºNE SV Arriba de Tajo El Varal	Vn Qz Vuggy trsl-bco+Cca sacaroide Py <1%, FeO M (Mn-Hem-Lim) en cavidades	0.17	7	0.0016	0.0003	0.003
Soledad	BOL-749	0.2	Vl a=0.02 a 0.04m N9ºW/75ºNE	Vl Qz trsl-bco-drusado Py incipiente; FeO M-S	1.66	6	0.003	0.0002	0.0045
Soledad	BOL-801	0.25	Vl a=0.06m N65ºW/55ºNE	Vl Qz trsl-bco drusado trazas de Py FeO M-S (Hem)	1.58	6	0.0026	<0.0002	0.0022
South-Central Realejo	BOL-1001	0.2	Vl a=4cm N25ºW/69ºSW	Vl txt Bx Qz trsl drusado con escasa Cca en bandas delgadas FeO moderado en fracts y dis	0.06	3	0.0047	0.0003	0.0046
South-Central Realejo	BOL-1011	0.2	Vl a=1-5cm N30ºW/84ºSW	Vl txt Bx Qz trsl drusado+Cca escasa con Hem en cavidades en diorita de Mg Prop W FeO W en fracts	0.01	9	0.0032	0.0002	0.0022
South-Central Realejo	BOL-1014	0.2	Vl a020cm N6ºW/80ºSW	Vn txt Bx Qz trsl de msv-drusado+Cca escasa FeO moderado en fracts y débil dis	0.27	2	0.0012	<0.0002	0.0012
South-Central Realejo	BOL-1017	0.2	Vl a=10cm N30ºW/75ºSW	Vl txt Bx con frags de andesita-diorita Qz trsl drusado+Cca con Hem en cavidades Pirolusita escasa diss	0.08	7	0.0024	0.0002	0.0046

March 3, 2016	166

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
South-Central Realejo	BOL-1020	0.3	Vl a=30cm N42ºE/78ºSE	Bx Qz trsl+Cca txt sacaroide y Qz trsl drusado FeO moderado en fracturas y escaso dis con Py ox incipiente	0.62	6	0.0008	<0.0002	0.0011
South-Central Realejo	BOL-1023	0.2	Vl a=4cm N4ºW/80ºSW	Bx Qz trsl drusado+Cca moderado FeO en fracts W-M	0.02	1	0.0029	<0.0002	0.005
South-Central Realejo	BOL-1026	0.2	Vl a=9-18cm N12ºW/69ºSW Realejo Vn	Vl Qz trsl+Cca escasa+vuggy Qz FeO moderado en fracts Hem e cavidades FeO W diss	0.01	2	0.0016	0.0002	0.0011
South-Central Realejo	BOL-1029	0.2	Vl a=12cm N54ºW/52ºSW	Vl Qz bco lechoso escaso+Qz trsl+Cca y vuggy Qz con Hem en cavidades FeO moderado en fracts	0.03	2	0.0033	0.0002	0.0024
South-Central Realejo	BOL-1032	0.2	Vl a=18cm N17ºW/70ºSW Realejo Vn	Vl txt Bx Qz trsl+Cca masiva txt sacaroide con vuggy Qz al alto y bajo escasa Hem en cavidades FeO moderado en fracts	0.01	4	0.0004	<0.0002	0.0002
South-Central Realejo	BOL-1064	0.3	Vl a=1cm N32W/60SW	Diorita Mg , contiene 1 vl <2cm de Qzo, Vuggy Qz; FeO en cavidades y diss en la roca	0.02	2	0.0045	<0.0002	0.0024
South-Central Realejo	BOL-1067	0.2	Vl a=1-5cm N15E/83NW	Vl Qz-Viggy Qz trsl con FeO en cavidades, ligera Arg al bajo	0.27	2	0.0018	0.0004	0.0014
South-Central Realejo	BOL-636	0.25	Realejo Vein a=20- 25cm N36W/78SW	Realejo Vein a=20-25cm N36W/78SW	1.82	30	0.0005	<0.0002	0.0004
South-Central Realejo	BOL-639	0.2	RODADOS	Rodados de Qz trsl-bco, Vuggy Qz FeO S en oquedades	0.13	53	0.0008	<0.0002	0.0005
South-Central Realejo	BOL-641	0.4	Realejo Vn Posible desprendimiento a=40cm N64W/74NE	Vl Qz trsl-bco escaso, Vuggy Qz, Py incipiente, FeO M-S	0.11	14	0.0011	<0.0002	0.0007
South-Central Realejo	BOL-644	0.2	Realejo Vein a=20cm N10W/72SW	Vn Qz trsl-bco con FeO M (pirolousita) por intemperismo	0.08	3	0.0005	<0.0002	0.0002
South-Central Realejo	BOL-825	0.2	Vl a=9cm N10ºE/82ºNW Realejo Vn	Bx Qz bco-trsl escaso en andesita Fg FeO W-M en fracts	0.11	15	0.0098	<0.0002	0.0022
South-Central Realejo	BOL-827	1.1		Andesita Fg poco fol Wea S FeO moderado en fracts	0.12	4	0.0091	<0.0002	0.0061
South-Central Realejo	BOL-828	0.2	Vl a=13cm N85ºW/62ºSW	Bx Qz trsl+Cca txt sacaroide con escaso vuggy Qz FeO moderado en fracts	0.11	17	0.0039	0.0003	0.0025

March 3, 2016	167

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
South-Central Realejo	BOL-832	0.2	Vl a=2cm N34ºW/70ºNE	Vl pequeña txt bx Qz trtsl drusado FeO M-S dis yen fracts en diorita de FmL	0.02	3	0.0052	0.0002	0.0027
South-Central Realejo	BOL-838	0.2	Vl a=15cm N2ºW/69ºW	Bx Qz trsl escaso drusado con FeO M-S dis y en fracts con Py ox incipiente	0.11	2	0.0026	<0.0002	0.0035
South-Central Realejo	BOL-841	0.6	Bx a=50cm N10ºE/60ºNW	Bx en Diorita Fg Qz trsl drusado+Hem y FeO dis y en fracts	0.13	1	0.0021	<0.0002	0.0039
South-Central Realejo	BOL-847	0.3	Realejo Vn a=10cm N3ºW/75ºSW	Bx Qz trsl drusado+Cca escasa con Hem escasa en cavs FeO dis y en fracts con Pirolusita escasa y trazas de pos sulf de Ag.	0.02	5	0.0021	0.0002	0.0015
Realejo	BOL-807	0.2	Vl a=13cm N20ºW/68ºSW REALEJO VN En talud presa de jales	Vn txt msv-bx Qz trsl+Cca txt sacaroide con Qz trsl drusado y escaso boxwork FeO en fracts y diss moderado con Pirolusita escasa	0.18	103	0.0011	<0.0002	0.0016
Realejo	BOL-808	1		Vl desprendimiento Qz trsl+Cca txt sacaroide FeO moderado diss y en fracts con frags de Diorita	0.31	148	0.0015	<0.0002	0.0022
Realejo	BOL-810	0.45		Diorita Arg S con vt<1cm Qz trsl FeO M-S dis	0.19	10	0.0021	<0.0002	0.004
Realejo	BOL-813	0.2	Vl a03-9cm N10ºW/71ºSW	Vl txt msv-bx Qz trsl+cca escasa con vuggy Qz FeO M-S en cavs y fracts	0.13	21	0.0016	<0.0002	0.0022
Realejo	BOL-817	0.2	Vl a=12cm N50ºE/82ºSE	Vn txt bx Qz trsl drusado+Qz trsl+Cca sacaroide con vuggy Qz FeO moderado en fracts y cavs Vl en andesita	0.13	16	0.0143	<0.0002	0.0027
Realejo	BOL-822	0.2	Vl a=1-4cm N18ºW/84ºSW	Vl Qz trsl drusado+vuggy Qz FeO M-S en cavs Vl en Diorita Mg Arg M	0.02	8	0.003	<0.0002	0.0012
Realejo	BOL-992	0.2	Vl a=10-20cm N34E/78SW	Vl Msv, Vuggy Qz trsl-bco de aspecto sacaroide, FeO M-S en fx's	0.13	11	0.0019	<0.0002	0.0016
Realejo	BOL-994	0.2		Andesita Sa con vt's de Vuggy Qz, We W FeO M- S en fx's y diss	0.06	18	0.0079	<0.0002	0.0039
Realejo	BOL-995	0.2	Vn a=110cm N05E/80NW	Vn Vuggy Qz trsl-bco sacaroide, FeO M-S en cavidades y fx's	4.12	209	0.0012	0.0002	0.001
Realejo	BOL-996	0.2		Vn Vuggy Qz trsl-bco sacaroide, oqueroso FeO M-S en cavidades	0.88	209	0.0008	0.0002	0.0008

March 3, 2016	168

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Realejo	BOL-997	0.3		Vn Vuggy Qz trsl sacaroide de aspecto Ban por coloraciones causadas por FeO	0.1	54	0.0012	<0.0002	0.0007
Realejo	BOL-998	0.2		Vn Qz Msv-vuggy Qz trsl-bco sacaroide FeO en cavidades y fx's (pirolusita escasa)	0.38	125	0.0007	<0.0002	0.0004
Realejo	BOL-999	0.2		Vn Vuggy Qz trsl-bco sacaroide FeO S en cavidades	0.39	39	0.0008	<0.0002	0.0007
Realejo	BOL-851	0.2	Vl a=2-5cm N16W/89NE	Vl Qzo trsl-bco, Vuggy Qz, FeO M-S en fx's y cavidades; presenta un poco de diorita FeO W, Arg W	0.14	65	0.005	<0.0002	0.0013
Realejo	BOL-858	0.25	Vn a=20cm N58W/53NE	Vn Qz Msv, trsl-bco, escaso Vuggy, FeO en cavidades y fx's	<0.05	35	0.0013	<0.0002	0.0011
Realejo	BOL-863	0.2	Vl a=20cm N52W/49NE	Vl bx de Qzo trsl-bco con pèqueños frag's de andesita, FeO M-s en cavidades, We M	0.14	57	0.0009	<0.0002	0.0011
Realejo	BOL-871	0.15	Vl a=2-10cm N22W/50NE	Vl >Vuggy Qz trsl con diss Py <1% FeO S en cavidades, ligeramente Arg	0.09	16	0.0008	<0.0002	0.0008
Realejo	BOL-874	0.25	Vl a=20cm N14W/53NE	Vl Vuggy Qz trsl-bco Py incipiente FeO S en cavidades	0.07	67	0.0004	<0.0002	0.0008
Realejo	BOL-877	0.15	Vl a=8cm N74W/55NE	Vl Vuggy Qz trsl FeO en cavidades	0.11	32	0.0024	0.0003	0.0022
Realejo	BOL-881	0.25	Vl a=70cm N30E/56SE	Vl Msv-Vuggy Qz trsl-bco, Py incipiente FeO S en cavidades y fx's	0.06	26	0.0002	<0.0002	0.0005
Realejo	BOL-885	0.2	Vl a=20cm N84W/60NE	Vl Bx de Qz trsl-bco, Py incipiente, presenta fragmentos de andesita ; FeO M-S en cavidades y fx's	0.19	129	0.0006	<0.0002	0.0012
Realejo	BOL-888	0.2	Vl a=15-20cm N54W/86NE	Vl Bx-Sw2 de Qz trsl-bco, con frag's de andesita, Py <1%, FeO M-S en fx's y diss	<0.05	28	0.0016	<0.0002	0.0023
Realejo	BOL-894	0.2		Bx Qz trsl, diss Py incipiente presenta frag's de andesita, FeO M, Sil W	0.18	77	0.0011	0.0002	0.0021
Realejo	BOL-952	0.2	Bx al bajo de Vl a=2- 8cm N42W/79NE	Bx de Qz trsl FeO en fx's en andesitas de Fg	0.17	73	0.0026	<0.0002	0.0033
Realejo	BOL-957	0.2	Vl a=1-20cm N73W/72NE	Vl Bx sacaroide Qzo trsl-bco, FeOM en cavidades, presenta fragmentos de andeisita	0.03	17	0.0017	<0.0002	0.0024

March 3, 2016	169

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Realejo	BOL-960	0.2	Bx al bajo de Vl, a=2- 5cm N10W/74NE	Andesita Sa, FeO M en fx's, presenta vt Bx de 2- 5cm de Qz trsl-bco	0.07	69	0.0029	0.0003	0.0036
Realejo	BOL-963	0.5	Vl Bx a=10cm N17W/49NE	Bx en adesita de Fg, vt's Vuggy Qz trsl-bco FeO M en fx's	0.07	29	0.0033	<0.0002	0.003
Realejo	BOL-967	0.2	Vl a=8-10cm N34W/77SW	Vl Vuggy Qz trsl-bco, FeO M-S en cavidades	0.03	14	0.0026	<0.0002	0.0019
Realejo	BOL-970	0.2	Vl a=5-10cm N27W/63NE	Vl Vuggy Qz trsl-bco, FeO M-S en fx's y cavidades con escasos frag's de andesita	0.2	34	0.0015	0.0002	0.0017
Realejo	BOL-975	0.2	Vl a=8-10cm N52W/44NE	Vl Bx Qzo trsl, Vuggy Qz con fragmentos de andesita, FeO M en fx's	0.14	34	0.0038	0.0002	0.0031
Realejo	BOL-978	0.25	Vl a=4-8cm N75W/42NE	Vl de Qz Msv, Vuggy Qz trsl, FeO M en fx's y oquedades	0.21	70	0.0019	<0.0002	0.0014
Realejo	BOL-981	0.2	Vl a=10-20cm N30W/78-84NE	Vn Qz trsl, Vuggy Qz, Py incipiente, FeO S-M en cavidades	0.03	16	0.0004	<0.0002	0.0005
Realejo	BOL-985	0.2	Vl a=10-15cm N26W/50NE	Vl Vuggy Qzo, Py incipiente, FeO M en fx's	0.14	143	0.0007	<0.0002	0.0008
Realejo	BOL-989	0.2	Vl a=4-7cm N24W/50NE	Vl Bx de Qz, Vuggy Qz+Cca incipiente con fragmentos de andesita, ligeramente argilizada, FeO M-S en fx's y cavidades	0.06	18	0.0027	<0.0002	0.0017
Dam Tunnel	BOL-1095	0.3	Vl a=30cm N10W/69SW	Vl Bx de Qz trsl-Cca, presenta fragmentos de andesita, FeO W	0.07	4	0.0016	0.0002	0.0028
Dam Tunnel	BOL-1098	0.25	Vl a=8-20cm N36E/72SE	Vl Msv Qzo trsl+Cca escasa con FeO M, Arg W	0.17	85	0.0033	<0.0002	0.0027
Dam Tunnel	BOL-1103	0.35	Vl a=30cm N14W/81NE	Vl Msv Cca-Qz bco-trsl Sil W	0.02	10	0.002	<0.0002	0.0009
Dam Tunnel	BOL-1106	0.25	Vl a=20cm N26E/44SE	Bx Cca-Qz trsl, Arg W, FeO W	0.25	30	0.0005	<0.0002	0.0017
Dam Tunnel	BOL-1110	0.2		Andesita Fg, FeO W, Prop W	0.1	12	0.0014	0.0004	0.0034
Dam Tunnel	BOL-1112	0.35	Vl a=5-10cm N05E/50SE	Andesitacon vt's mm Cca-Qz, FeO escasos	0.01	0	0.0046	0.0003	0.0057
Dam Tunnel	BOL-1115	0.5	Vn a=1.05cm N05W/84NE	Vn Msv de Qzo trsl-bco coloforme con FeO escasos, presenta escasos fragmentos andesiticos	0.06	13	0.0005	<0.0002	0.0008

March 3, 2016	170

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Dam Tunnel	BOL-1116	0.2		Vn con material arcilloso de Qz trsl-bco Py <1%, frag's de Andesita, Arg M	0.07	20	0.0005	<0.0002	0.0009
Dam Tunnel	BOL-1117	0.3		Vn de Qzo trsl-bco con material arcilloso (Fag) posible producto de falla, FeO M-S, Arg M	0.1	11	0.0002	<0.0002	0.0002
Dam Tunnel	BOL-1118	0.35	F a=60cm N05W/83NE	F alla Fag-Sa en andesitas, Arg M-S, FeO W	0.11	4	0.0019	<0.0002	0.0014
Dam Tunnel	BOL-1126	0.25	Vl a=5-10cm N46E/58SE	Andesita Fg, con vt de Qz msv bco, Prop W, FeO W en fx's	0.01	0	0.0015	<0.0002	0.0018
Dam Tunnel	BOL-1129	0.2	Vl a=20cm N27W/86SW	Bx Qz trsl con frag`s de andesita, Prop W, FeO en escasas Fx's	0.03	6	0.0021	<0.0002	0.0009
Dam Tunnel	BOL-1133	0.25	Vl a=20cm N20E/54SE	Bx de Qz trsl-bco con FeO M en algunas fx's con fragmentos de andesita	0.28	10	0.0016	<0.0002	0.0013
Dam Tunnel	BOL-1136	0.2	Vl a=15cm N15E/64N¡SE	Bx de Qz trsl Msv con fragmentos de andesita	0.02	17	0.0013	<0.0002	0.0015
Dam Tunnel	BOL-1139	0.2		Bx En andesita Fg con Vt de Qzo Msv trsl, Prop W, FeO escasa	0.03	17	0.0027	<0.0002	0.0029
Dam Tunnel	BOL-1141	0.2	Vl a=20-30cm N05E/52SE	Vn Qz coloforme Msv trsl-amatista escasa, Py <1%, presenta escasos frag's de andesita	0.06	11	0.001	<0.0002	0.0012
Erika	BOL-919	0.35	Vl	Vl; Qz(LECHOSO-CRIST)-Cca; FeO-MnO; Chl-Ep; TRAZAS DISS CRIST ox; NW30°SE/ 72° AL SW	0.01	0	0.0006	<0.0002	0.0017
Erika	BOL-920	0.15	Vl	Vl; Qz(LECHOSO-CRIST)-Cca; TRAZAS FeO-MnO; Chl; NW15°SE	0.22	0	0.002	<0.0002	0.0044
Erika	BOL-921	0.15	Vt-BAND	Vl-BAND; Qz(LECHOSO-CRIST); TRAZAS FeO- MnO; TRAZAS DISS Py-ARG; Chl-Ep; NW23°SE/ 61° AL NE; SOBRE TRAZA Vn Erika; MANANTIAL	<0.005	<0.2	0.0063	0.0002	0.002
Erika	BOL-922	0.06	Vt-BAND	Vl-BAND; Qz(LECHOSO-CRIST); TRAZAS FeO- MnO; TRAZAS DISS Py; Chl-Ep; N-S/ 75° AL W; SOBRE TRAZA Vn Erika; MANANTIAL	<0.005	<0.2	0.0035	0.0002	0.0026

March 3, 2016	171

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Erika	BOL-923	0	FLOTADOS	FLOTADOS; Qz(LECHOSO-CRIST) C/Ep; TRAZAS FeO-MnO; CON AND DELEZNABLES Y DIQUES	<0.005	<0.2	0.0005	<0.0002	0.0005
Erika	BOL-924	0.6	ALT ARG	ALT ARG; ox-Fe; DELELZNABLE	<0.005	<0.2	0.0059	0.0004	0.0063
Erika	BOL-925	0.8	DIQUE	DIQUE POCO SIL; ALT ARG; TRAZAS FeO-MnO	<0.005	<0.2	0.0003	<0.0002	0.0007
Erika	BOL-926	0.15	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS DISS Py; NE4°SW/ 71° AL W	<0.005	<0.2	0.0003	<0.0002	0.0005
Edith	BOL-1215	0.45	MATERIAL FALLA	MATERIAL DE FALLA DELEZNABLE; ALT ARG	0.12	2	0.0017	<0.0002	0.0045
Edith	BOL-1216	0.5	Bx	Bx; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; TRAZAS DISS CRIST ox	0.45	27	0.001	<0.0002	0.0036
Edith	BOL-1217	0.2	Vn	Vn-BAND; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS CRIST ox-Py-ARG; NE35°SW/ 81° AL SE	0.6	39	0.0004	<0.0002	0.002
Edith	BOL-1218	0.45	Vn	Vn-BAND; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS CRIST ox-Py-ARG	0.63	47	0.0005	<0.0002	0.0011
Edith	BOL-1219	0.35	DIQUE	DIQUE DELEZNABLE, CON ALTO CONT FeOMnO; ALT ARG	0.09	1	0.0027	0.0003	0.0067
Edith	BOL-1220	0.45	Vn	Vn-BAND; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS PY-ARG-CRIST ox; NE60°SW/ 85° AL SE	1.2	201	0.0018	<0.0002	0.0031
Perla	BOL-1230	0	TERRERO	TERRERO; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS DISS CRIST ox; CATA	3.56	294	0.0006	0.0002	0.0008
Perla	BOL-1231	0.08	SILICIF	SILICIF(TRAZA VETA PERLA); TRAZAS Vl Qz; FeO- MnO; N-S/ 46° AL W	1.13	5	0.0016	0.0003	0.0059
Perla	BOL-1232	0.15	Vt	Vt; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS DISS Py-CRIST ox; NW16°SE/ 72° AL SW	1.03	48	0.0004	<0.0002	0.0007
Perla	BOL-1233	0	FLOTADOS	FLOTADOS Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS CRIST ox; EN TRAZA VETA PERLA	0.25	9	0.0002	<0.0002	0.0004

March 3, 2016	172

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Perla	BOL-1234	0	FLOTADOS	FLOTADOS Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS DISS CRIST ox-ARG; EN TRAZA DE VETA PERLA	1.6	42	0.0004	<0.0002	0.0015
Perla	BOL-1235	0	FLOTADOS	FLOTADOS Qz(LECHOSO-CRIST-ESQUELETICO)- Cca(TRAZAS); FeO-MnO; TRAZAS DISS CRIST ox ; EN TRAZA DE VETA PERLA	0.31	17	0.0002	<0.0002	0.0006
Perla	BOL-1236	0.3	Vn-BAND	Vn-BAND-Bx; Qz(LECHOSO-CRIST- ESQUELETICO)-Cca; HORIZONTES ARCILLOSOS; BANDAS FeO-MnO; TRAZAS DISS CRIST ox; NW4°SE/ 44° AL W	25.9	202	0.0043	0.0002	0.0039
Perla	BOL-1237	0.2	Vn-BAND	Vn-BAND; Qz(LECHOSO-CRIST-ESQUELETICO)- Cca; FeO-MnO; TRAZAS DISS ARG-CRIST ox	0.86	80	0.0014	<0.0002	0.0023
Perla	BOL-1238	0	TERRERO	TERRERO; Bx; Qz(LECHOSO-CRIST- ESQUELETICO); ALTO CONT FeO-MnO; TRAZAS DISS Py-ARG; SOCAVON COLAPSADO	5.53	136	0.0009	0.0002	0.0031
Perla	BOL-1239	0.3	AND	AND DELEZNABLE; FeO/MnO	0.26	13	0.0041	<0.0002	0.0058
Perla	BOL-1240	0.4	Vn-BAND-Bx	Vn-BAND-Bx; Qz(LECHOSO-CRIST- ESQUELETICO)-Cca; FeO-MnO; TRAZAS DISS CRIST ox; NE15°SW/ 48° AL W	0.73	117	0.0014	0.0003	0.0019
Perla	BOL-1241	0	TERRERO	TERRERO; Bx-BAND; Qz(LECHOSO-CRIST- ESQUELETICO); FeO-MnO; TRAZAS DISS ARG	0.46	26	0.0004	<0.0002	0.0008
Perla	BOL-1242	0	TERRERO	TERRERO; Bx-BAND; Qz(LECHOSO-CRIST- ESQUELETICO); FeO-MnO; TRAZAS DISS PY-ARG	8.57	312	0.0019	<0.0002	0.0016
Perla	BOL-1243	0.3	MATERIAL FALLA	MATERIAL FALLA DELEZNABLE; ALT ARG; FeO- MnO	0.14	8	0.0051	<0.0002	0.0076
Perla	BOL-1244	0.15	Vt	Vt; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; TRAZAS CRIST ox; NE17°SW/ 47° AL W	2.07	141	0.0005	<0.0002	0.001

March 3, 2016	173

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

Area	Sample ID	Width (m)	Structure	Description	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
Perla	BOL-1245	0.45	MATERIAL FALLA	MATERIAL FALLA; TRAZAS Vl Qz(LECHOSO- CRIST-ESQUELETICO); FeO-MnO; TRAZAS CRIST ox	0.25	19	0.0032	0.0002	0.0052
Perla	BOL-1246	0.05	Vl	Vl; Qz(LECHOSO-CRIST); TRAZAS FeO-MnO	0.21	24	0.0007	<0.0002	0.0007
Perla	BOL-1247	0.65	MATERIAL FALLA	MATERIAL DE FALLA DELEZNABLE; ALT ARG; FeO-MnO	0.67	138	0.0043	0.0003	0.0033
Perla	BOL-1248	0.5	Vl	Vl; Qz(LECHOSO-CRIST-ESQUELETICO)- Cca(TRAZAS); FeO-MnO; TRAZAS CRIST ox N-S/ 50° AL W	0.04	3	0.0012	<0.0002	0.0012
Perla	BOL-1249	1.6	MATERIAL FALLA	MATERIAL DE FALLA DELEZNABLE; ALT ARG; FeO-MnO	0.02	2	0.003	<0.0002	0.0052
Perla	BOL-1250	0.6	MATERIAL FALLA	MATERIAL DE FALLA DELEZNABLE; FeO-MnO; TRAZAS Vl Qz(LECHOSO) AL BAJO ESTRATIGRAFICO;	0.37	4	0.0035	0.0003	0.0054
Perla	BOL- 1251-A	0.1	Vt	Vt; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; N-S/ 45 AL W	0.21	31	0.002	<0.0002	0.0049
Ana Rosa	BOL-1143	0.9		Andesita Fg con FeO eb fx's y diss por intemperismo	<0.005	<0.2	0.0091	0.0004	0.0062
Ana Rosa	BOL-1144	0.2	Vl a=10-15cm N71E/82SE	Vl compueta por frag's de Qz bco-trsl, vuggy Qz, FeO W-M	<0.005	0.2	0.0013	<0.0002	0.0008
Ana Rosa	BOL-1145	0.9		Andesita Fg con FeO en algunas fracturas, Arg escasa, We M	<0.005	<0.2	0.0085	<0.0002	0.006
Ana Rosa	BOL-1146	0.65		Andesita Fg, trazas de Py, FeO en fx's	<0.005	0.4	0.028	0.0005	0.0761
Ana Rosa	BOL-1147	0.3	Creston Silicificado a=30cm N19W/59NE	Creston de Qz bco lechoso en fragmentos trsl Py <1%, FeO W	<0.005	0.3	0.0474	0.0002	0.0364
Ana Rosa	BOL-1148	0.6		Andesita Fg, FeO escasos	<0.005	<0.2	0.0014	0.0005	0.015
Ana Rosa	BOL-1149	1		Andesita Fg, Prop W, FeO diss	0.01	1	0.0089	0.0002	0.0102
Ana Rosa	BOL-1150	0.35		Andesita Fg con vl <1cm de Qz bco lechos, Prop W	0.01	0.7	0.0104	0.0002	0.0095
Ana Rosa	BOL-1251	0.2	Vl a=3-5cm N54ºE/77ºSE	Andesita de Fg con Vl 3-5cm de Qz trsl-bco lechoso con diss de Py 0-1%, Prop W se observen escasos FeO	0.07	1.9	0.0063	0.0005	0.0085
Ana Rosa	BOL-1252	1		Andesita Fg, Prop W, FeO en algunas fx mm	0.01	0.7	0.0067	0.0002	0.0072

March 3, 2016	174

Endeavour Silver Corp.	NI 43-101 Technical Report
Bolañitos Project	Appendices

This page intentionally left blank.

March 3, 2016	175